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03022977

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BCE Emergis

*CURRENT ADDRESS

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5206 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 6/24/03


RECEIVED
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A
B

BCE EMERGIS

2002
ANNUAL
REPORT

OUR MISSION

TO BE A LEADING NORTH AMERICAN *e*BUSINESS SOLUTION PROVIDER
IN THE TRANSACTION-INTENSIVE FINANCIAL SERVICES AND HEALTH VERTICALS.

WHO WE ARE

BCE Emergis supplies *e*Business solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. We also provide cost containment services for medical claims, mainly through our preferred provider network. Among our customers we number some of the largest health insurers and banks in Canada and the United States.

AND HOW WE SERVE CUSTOMERS

Most business transactions are based on paper. Invoices, payments, claims and other documents originate with a piece (or often many pieces) of paper, each of which must be generated, manipulated, sent and stored. This can be an unnecessarily costly and time-intensive process.

BCE Emergis serves industries that generate large volumes of paper transactions, and therefore stand to gain from our solutions. The BCE Emergis proposition: by executing transactions electronically, the customer attains greater efficiency, speed, cost effectiveness and accuracy. For companies that typically make thousands of transactions daily and millions annually, the gains could be significant. The higher the volume, the greater the potential savings for customers—ultimately stimulating higher revenue and shareholder value for BCE Emergis.

TABLE OF CONTENTS

IN PLAIN WORDS

OUR BUSINESS IS TO BRING CLARITY TO PROBLEMS.
BY UNTANGLING PROCESSES FOR CUSTOMERS,
BY HELPING THEM TO SHAVE OPERATING EXPENSES AND GAIN
EFFICIENCIES, WE'RE ABLE TO WIN THEIR CONFIDENCE AND,
ULTIMATELY, MORE OF THEIR BUSINESS.
IN TODAY'S CHALLENGING ECONOMY, THIS IS HOW BCE EMERGIS
IS DOING MORE WITH LESS. THIS IS HOW WE'RE FOCUSSED
ON BRINGING VALUE TO OUR SHAREHOLDERS.

Q1

- Delivers industry-leading electronic initiative for Ontario's Workplace Safety and Insurance Board
- *e*Lending interchange expands to include TD Canada Trust
- Scotiabank adopts web-based electronic tax filing and payment service
- BCE Emergis announces shortfall in non-recurring revenue
- Michael Sabia appointed to Board of Directors

Q2

- BCE Emergis sets course for 2002 with cost-reduction and restructuring plan
- Pierre Blouin appointed Chief Executive Officer and Director
- Michael Sabia appointed Chairman of the Board
- Acquires *e*-route inc.

Q3

- Signs agreement with Federal Home Loan Mortgage Corporation (Freddie Mac) for the purchase and marketing of online mortgage processing and closing tools
- Management team strengthened with appointment of John Valentini as new Chief Financial Officer
- Next-generation global electronic invoicing product unveiled with launch of Release 3.5 of Emergis® *e*Invoicing
- Cost-reduction and restructuring plan generates stronger quarterly earnings
- Renewed agreement with Sun Life Financial/Clarica
- Desjardins signs on to use Emergis® *e*-Lending Interchange for real estate industry
- Visa Commerce initiative for next-generation B2B payment service expanded globally with signing of Visa International

Q4

- Emergis® Vendor Services Exchange made available through Freddie Mac's Loan Prospector®
- BCE Emergis unveils business plan for 2003
- Bell Canada chooses *e*Business platform for security services
- National Bank opts for *e*-solution to process mortgage mandates
- Great West Life renews contract for five years
- Partnership agreement with Ontario Chiropractic Association

General economic and industry conditions affected BCE Emergis' performance in 2002

"Following several years of large increases in IT spending (during the late 1990s and into 2001), the growth in IT spending hit a dramatic snag in 2002. Across all industries, IT spending was down 7.1 per cent in 2002, and it is expected to be flat in 2003 (dropping another 0.2 per cent)."

Gartner, "Gartner 2002 IT Spending and Staffing Survey Results", October 24, 2002

2002 FINANCIAL HIGHLIGHTS

	2002	2001	% CHANGE
OPERATIONS Millions of dollars			
Revenue	**539.9**	656.4	(17.7)%
EBITDA[1,2]	**28.6**	126.8	(77.4)%
Net loss – reported	**(110.3)**	(414.4)	73.4 %
– adjusted[2,3]	**(15.4)**	(49.3)	68.8 %
Cash flow from operating activities	**15.2**	105.7	(85.6)%
PER SHARE DATA Dollars per share			
Earnings – reported	**(1.09)**	(4.35)	74.9 %
– adjusted[2,3]	**(0.15)**	(0.52)	71.2 %
Cash flow from operating activities	**0.15**	1.11	(86.5)%
REVENUE COMPONENTS Per cent of total revenue			
Recurring revenue	**91 %**	78 %	
U.S. revenue	**41 %**	41 %	
FINANCIAL POSITION Millions of dollars			
Cash and cash equivalents	**107.0**	183.3	(41.6)%
Working capital	**14.3**	145.8	(90.2)%
Long-term debt and deferred credits	**42.9**	38.8	10.6 %
Equity	**601.9**	914.9	(34.2)%

1 *EBITDA used in this annual report does not have a meaning under Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, accretion on convertible debenture, other expenses and income taxes. No reconciliation is provided in the* Consolidated statement of earnings.

2 *Excluding restructuring and other charges in 2002*

3 *Excluding amortization of goodwill in 2001*

STRAIGHT TALK ON 2002


EMPLOYEES
BCE EMERGIS
CUSTOMERS
SHARE-HOLDERS

CULTURE OF OPENNESS

FIVE PILLARS OF SUCCESS

GROWTH	OPERATIONAL EXCELLENCE	EXPANSION	RELATIONSHIPS	ACQUISITIONS
Grow organically and profitably	*Focus on execution and customer service*	*Expand core product offerings and channels*	*Leverage relationships with Bell Canada, financial institutions*	*Pursue internally funded acquisitions*



STRAIGHT TALK ON 2002

WITH A NEW BUSINESS PLAN IN PLACE FOR 2003, AND A STREAMLINED PRODUCT OFFERING, BCE EMERGIS HAS STRENGTHENED ITS FOCUS ON ITS BUSINESS FUNDAMENTALS AND ON REALIZING ITS MARKET POTENTIAL.

2002 was a year of profound adjustment at BCE Emergis and I am gratified with how management rose to the challenge. While some of the factors we faced were external and clearly beyond our control, others were well within our power to change—and this is precisely where we acted to turn things around.

I am therefore pleased to report that your company was cash-flow and net-income positive during the second half of the year. However, given the impact of general industry trends throughout the year, overall revenue was down. Revenue for 2002 totalled $540 million compared with $656 million the previous year, reflecting the impact of a $93 million decline in non-recurring revenue, and a fixed revenue reduction of $38 million, related to a contract for legacy products with Bell Canada. Recurring revenue was $489 million as compared with $513 million in 2002. EBITDA for 2002 was $29 million, after excluding restructuring and other charges of $117 million taken during the year. This compares with EBITDA of $127 million in 2001. The *e*Health Solutions Group, North America was the most important contributor in 2002 to our overall profitability, with the U.S. operations representing the most significant portion.

PLAN OF ACTION In the second quarter of 2002, after a thorough review of operations, a restructuring plan was put in place to bring expenses in line with recurring revenue and to streamline our product offering.

EVERY SUCCESSFUL BUSINESS IS BUILT ON SERVICE AND RELATIONSHIPS, AND OURS IS NO EXCEPTION.

We made several decisions to sharpen our focus:

- Reducing the total workforce by 20 per cent, and senior management by a higher proportion;
- Exiting several products;
- Creating a more streamlined, agile organization that is more closely aligned with our products;
- Making efficiency gains by centralizing and integrating past acquisitions and various operations;
- And, perhaps most important, making execution and discipline core components of our plan. This will ensure that each member of the organization understands his or her role, and is accountable to customers and colleagues.

To effect this culture shift, we made a number of additional changes. First, in 2003, we put in place a direct link between compensation and the attainment of operational objectives and customer satisfaction. Second, we launched a new customer delivery organization whose mandate is to coordinate internal resources, ensuring that we deliver on our promises cost-effectively and on time. Third, we're fostering a culture of openness. Just as we're clarifying the organization's operations and goals, so are we working hard to strengthen relationships—with employees, with customers and with our shareholders.

ARCHITECTURE OF SUCCESS Through the actions we took in 2002 and our ongoing business review, we're ensuring that the changes at BCE Emergis are lasting—that operations are not driven by ad hoc quarter-to-quarter decisions, but by

WE ARE WORKING HARD TO STRENGTHEN RELATIONSHIPS— WITH EMPLOYEES, CUSTOMERS AND SHAREHOLDERS.

a clear-eyed focus on building a company for the medium-to-long term. For this reason, we have erected BCE Emergis' 2003 business plan on five strategic pillars for success.

ORGANIC GROWTH The focus is now on successful execution and on our ability to deliver recurring revenue from our customer base. Growth will come from expanded relationships with existing customers, broader adoption of our products and new business contracts.

OPERATIONAL EXCELLENCE "Execute well on the fundamentals and take good care of the customer" will be our mantra for 2003 and beyond. Our operational focus will be equally sharp.

EXPANSION We've scaled back our offering, retaining only high-potential products for our North American markets. Now we will attempt to expand on these core solutions, broadening their capabilities and our expertise to win new business.

RELATIONSHIPS Every successful business is built on service and relationships, and ours is no exception. I believe we can do more with our existing relationships, particularly with Bell Canada, Canadian and U.S. banks, insurance companies, Visa and Federal Home Mortgage Corporation (Freddie Mac).

ACQUISITIONS We will pursue strategic, internally funded acquisitions. These would have to fit within our existing businesses, leverage or complement their operations, or strengthen their competitiveness.

POSITIONED FOR GROWTH Given the low penetration rates in our markets, BCE Emergis enjoys strong growth potential. We are an early entrant in many of our *e*Business markets, and often serve customers who are industry leaders. This positions us well for the future.



KAREN EDWARDS vice-president, financial sales, *e*Business Solutions
"When Bank of Montreal signed up in November for our Can-Act business tax payment service, it meant that every major Canadian bank is now participating. What's in it for banks? They provide a value-added service to their business customers, who pay GST, PST, source deductions—the full gamut—all online. The service is branded for the bank, and the customers can access it through their website. Can-Act was chosen because of its leadership and expertise in the government tax service market place. With Bank of Montreal going live in May 2003, our sales push is to now work with all banks to increase adoption by more businesses, and bring even more types of tax filing online."

Our potential to leverage relationships with large customers is another strategic advantage. Leading American banks, for example, channel our solutions to many of their Fortune 500 customers, who now use our *e*Invoicing solution with more than 10,000 of their trading partners.

In 2002, BCE Emergis extended its key contract with Visa to Visa International, bringing the business-to-business electronic payment and information management solution to a global scale. Currently in pilot with two major U.S. banks, Visa Commerce is a new B2B payment and information service from one of the world's most recognized financial brands. The new contract follows on the heels of a similar agreement with Visa U.S.A., which represents 14,000 banks. Visa International represents an additional 7,000 banks worldwide. Visa chose BCE Emergis for the excellence of our solutions, our expertise and our patented technology. Bell Canada is another marquee customer whose importance transcends the direct sales we receive from Canada's leading telecommunications company and largest biller. By partnering with Bell, we gain access to its broad base of corporate customers.

*e*Transaction security is one of the solutions we deliver through Bell. BCE Emergis has proven expertise in electronic security, protecting both corporate and government transactions. Through Bell, we are conducting significant business with Canada's federal government, and are targeting its provincial counterparts for similar solutions. Indeed, Canadian governments have stated their intention to move their internal and external transactions online, providing

"EXECUTE WELL ON THE FUNDAMENTALS AND TAKE GOOD CARE OF THE CUSTOMER" WILL BE OUR MANTRA.

enhanced and more cost-effective services, without compromising security.

THE CHALLENGES AHEAD BCE Emergis made progress during the last six months of 2002, positioning us once more for future growth. Nevertheless, challenges do remain. Chief among these is to generate sales in a soft market. By leveraging customer relationships and sales channels in our *e*Finance sector and in the Canadian operations of our *e*Health business unit, we will continue to grow the adoption of our *e*Business products and our core revenue base. And when markets do rebound, BCE Emergis should be in position to make even greater strides. In the *e*Health business in the United States, a strong contributor to our profitability, we have a number of technology initiatives underway such as the development of larger online provider directories and a single provider database, which could deliver new revenue opportunities. Our progress in leveraging our network of payors and providers to develop and sell our electronic solutions, however, has been limited and will remain a challenge. We nonetheless will continue to improve operations in our day-to-day business and augment our revenue from existing and new products. At the same time, we must further promote our solutions' proven benefits for businesses and governments alike. The higher the adoption rate, the greater the savings and efficiencies for customers—and the greater the revenues for



ALAN NEELY president, *e*Payment Solutions

"Visa Commerce integrates with existing financial systems, enabling buyers to initiate electronic payments between businesses. It therefore bridges the payment gap in the procure-to-pay process, facilitates payment reconciliation, and improves cash flow management. Make no mistake, this is a significant undertaking by the world's number one payment brand. With its extensive international bank membership, Visa Commerce addresses a worldwide market of 90 billion transactions per year, worth US$50 trillion. Visa chose to work with BCE Emergis from among the world's top competitors. They chose us for our broad capabilities, our B2B innovations such as *e*Invoicing, and our proprietary technology. Today, we enjoy a great working relationship with Visa and we're proud to be a part of this leading-edge offering."

BCE Emergis. We will also pursue a review of our various product lines and businesses to ensure they continue to meet our goals.

Finally, we need to stay focussed on execution and on discipline. I believe we have intensity and purpose, and we are now working hard to create value for our shareholders.

BOARD CHANGES I would like to take this opportunity to extend my gratitude and appreciation to Brian Edwards, who stepped down as Vice-Chairman and CEO in May 2002. As the founder of MPACT Immedia, Mr. Edwards stood at the helm for 15 years, saw the company acquire Bell Canada's electronic commerce assets in 1998 and become BCE Emergis. His entrepreneurial spirit helped guide BCE Emergis through rapid growth and create a leader in North America's *e*Business industry.

I also welcome J. Spencer Lanthier, who recently joined the Board of Directors. A former Chairman and Chief Executive Officer of KPMG Canada, Mr. Lanthier is a member of the Order of Canada, and sits on many leading corporate and charitable boards. I look forward to his counsel and experience.





PIERRE BLOUIN -- CHIEF EXECUTIVE OFFICER



eFINANCE
Financial Services
BCE EMERGIS
eHEALTH
Health Market
eBUSINESS Solutions
eLENDING Solutions
ePAYMENT Solutions
eHEALTH Solutions Group, North America:
- HEALTH Solutions Group (Canada)
- HEALTH Solutions Group (U.S.)
Two Verticals

2003 ORGANIZATION STRUCTURE— BUILDING A BETTER BUSINESS FUTURE



STRAIGHT TALK ON OPERATIONS

With the 2003 business plan in place, BCE Emergis is now honing its competitive edge. We are focussing our activities on generating higher revenue from current operations, and on winning new business from existing customers in the financial services and health sectors.

eHEALTH SOLUTIONS GROUP, NORTH AMERICA In the United States, *e*Health operates one of the country's largest independent preferred provider networks, working with more than 500,000 physicians, 26,000 ancillary facilities and 4,800 acute care hospitals. In a single year, we process some five million claims.

Our immediate challenges are three-fold: first, to raise operational intensity in our day-to-day business; second, to grow our revenue from existing and new business; and third, to better integrate the group's acquisitions made over the past few years. This will enable the divisions to operate on a common technology platform and database, placing them in a stronger position to acquire new business, serve current customers, and operate more efficiently. A unified platform should strengthen our competitive edge with new real-time services, such as larger online provider directories and more cross-selling opportunities. We're making good progress on this and expect to have a unified database in 2003, which could deliver new revenue opportunities.

In Canada, *e*Health is the leading processor of electronic drug and dental claims, working with six of the largest insurance companies, 99 per cent of Canadian pharmacies and 63 per cent



LÉO LEBLANC vice-president, sales *e*Health Solutions Group, North America
"Sun Life Assurance Company of Canada renewed and expanded its business with us in 2002, signing a three-year contract. In the deal, Sun Life has consolidated its dental claims switching with BCE Emergis, building on our existing electronic pharmacy benefit management services. It all adds up to more than 16 million electronic transactions annually. For BCE Emergis, this is a very important agreement because we'll be serving one of Canada's premier insurance companies for an extended period. Further, BCE Emergis has created the Powered Partnership program, a forward-thinking program which will help the partnership evolve with the changing face of Canadian health claims processing."

of dentists. All told, the Canadian end of the *e*Health business processes 84 million drug, dental, and workers' compensation claims annually.

Transaction volumes in Canada are healthy and growing by 13 per cent annually. Sun Life Assurance Company of Canada renewed and expanded its business with us in 2002, signing a three-year, $30-million contract. In the deal, Sun Life has consolidated its dental claims switching with BCE Emergis, building on our existing electronic pharmacy benefit management services. Great West Life also renewed its contract with BCE Emergis for another five years. With our market lead in dental and pharmacy services, we're now poised to expand our product portfolio in related areas such as chiropractics and physiotherapy. These and other new business gains are targeted to raise our transaction volumes in 2003.

The public sector's involvement in Canadian health care presents added opportunities for business with governments. For example, Ontario's Workplace Safety and Insurance Board, one of the largest workers' compensation boards in North America, could serve as a springboard for winning similar contracts throughout the Canadian and American public sectors.

FINANCIAL SERVICES Customers in the financial services industry who distribute our solutions include the top six Canadian banks, as well as three of the top five banks in the United States. In effect, these banks act as sales channels for our products, so when the banks' sales people call on their Fortune 500 customers, their offerings integrate BCE Emergis solutions.

OUR CUSTOMERS IN THE FINANCIAL SERVICES INDUSTRY INCLUDE THE TOP SIX CANADIAN BANKS AND THREE OF THE TOP FIVE IN THE U.S.

ePAYMENT SOLUTIONS Using BCE Emergis' *e*Invoicing solution, customers in the United States processed 2.2 million invoices valued at US$39 billion in 2002. In 2003, we will enhance our eInvoicing product by introducing buyer-side functionality and increasing our sales force.

BCE Emergis ranks among the leaders in North American *e*Payment solutions, with its own patented technology. Expertise in *e*Payment was a major reason that Visa International selected BCE Emergis to provide key technology and related services for its global Visa Commerce initiative. Visa Commerce is an important new payment system that enables rich remittance reporting and allows for international financial settlement—far exceeding the capabilities of traditional payment methods in use today. Visa Commerce, currently in pilot stage, processed its first live transactions in December 2002 and is slated for broader distribution in 2003. BCE Emergis is a true business partner in this service, sharing in all transaction fees.

eLENDING SOLUTIONS Federal Home Mortgage Corporation (Freddie Mac), the mortgage giant that finances one out of every six homes in the United States, markets BCE Emergis services to its partners and customers. The mortgage industry, still largely paper-based, is particularly receptive to BCE Emergis' *e*Lending solutions. After all, up to 100 documents may be needed to deliver a mortgage, at considerable expense and time. By contrast, *e*Lending's electronic ordering, management and archiving tools will yield cost savings of about US$300 per loan.



JOHN BARNES vice-president, product management, *e*Lending Solutions
"I believe we have substantial growth opportunities with Freddie Mac. With a mortgage portfolio worth US$1 trillion, Freddie Mac is a big player in the U.S. mortgage industry and a leading provider of innovative electronic tools. The residential mortgage industry is still largely paper-based, so by partnering with Freddie Mac, we're helping lenders to cut costs, improve operational efficiency and deliver better service. In fact, our *e*Lending solutions enable customers to quickly mobilize new technologies without making a significant technology investment. At the same time, they can benefit from our full service customer care, business support and technical implementation services. We hope to use the lessons learned with U.S. customers to complement our offering in the Canadian mortgage market."

In September 2002, we greatly expanded our long-term relationship with Freddie Mac. We purchased their online mortgage processing and closing tools, which we're bringing to final development. And in turn, Freddie Mac will market and distribute the entire suite to American lenders, including the recently launched Emergis® Vendor Services Exchange. These solutions will enable lenders, brokers, vendors and other participants in the mortgage process to conduct their business with greater efficiency, accuracy and speed. They will also help to bring more users online, boosting usage and revenue for BCE Emergis. In 2003, the *e*Lending Solutions group will focus on product delivery and initial sales to lenders and settlement service providers.

Meanwhile, our Canadian *e*Lending operations will build on existing business, distributing tools that ease the car-loan and mortgage process. We will also target sales to Canadian banks, building on contracts signed in 2002 with Scotiabank, La Fédération des caisses Desjardins du Québec and National Bank.

***e*BUSINESS SOLUTIONS** Regrouping BCE Emergis' offering in the Canadian market, *e*Business Solutions includes marquee products in *e*Billing, cash management, messaging and security. We're currently focussing our growth efforts on three fronts. First, we are working hard to maximize cash flow from high volume but low-growth products, such as credit-card processing and EDI messaging.

AS FEDERAL AND PROVINCIAL GOVERNMENTS SEEK TO DELIVER BETTER AND MORE SECURE SERVICES ONLINE, THEY'RE EXPANDING THEIR ELECTRONIC PROCESSES.

Second, following our purchase of *e*-route inc. in 2002, we are now re-energizing *webdoxs*™, the system that enables consumers to receive, view and pay invoices online. To date, we've signed up 536,000 consumers, 83 of Canada's top brands, and five of the six largest banks. However, we need far greater penetration to achieve satisfactory volumes. With greater control of *e*-route, we've taken action by putting a new leader in charge, and we're working to increase adoption and revenue.

Similarly, our Can-Act tax filing and payment service is now used by nine financial institutions, including the top five Canadian banks, for their business customers. In 2002, we processed more than 300,000 tax filings and payments to federal and provincial governments, with transaction values exceeding $1 billion per month. We currently have 25 business transaction types with federal and provincial governments, such as payroll deductions and GST tax remittances. Additional tax forms will be implemented during 2003.

Third, we are expanding and growing our government online capabilities and services. As federal and provincial governments seek to deliver better and more secure services online, they're expanding their electronic processes. BCE Emergis is targeting a substantial portion of this business opportunity.



DALE WHITE senior vice-president, preferred provider organizations and shared services, eHealth Solutions Group, North America

"The Principal Financial Group has been a customer since 1992, and today they use three of our six core products—Emergis® Provider Network, Emergis® Shared Savings Benefit Program, and Emergis® Medical Management Services. What makes a Fortune 500 company serving 13 million customers worldwide choose BCE Emergis? Simply, for our ability to deliver superior value through products such as our industry-leading Shared Savings Benefit Program, which has driven nearly $400 million in savings on claims and administration for The Principal since inception. Working in partnership with The Principal, BCE Emergis continues to tailor solutions that enhance our customer's edge in the highly competitive health care market."

BELL CANADA Our relationship with Bell Canada remains a key competitive advantage, unlocking doors to many leading organizations. This relationship includes services such as Biller Direct, which enables Bell Canada customers to view their bills on the web.

Beyond this direct business, however, we're targeting the potential inherent in business we acquire through Bell Canada. A notable example is the application and user security we will provide through Bell's Managed Network Services (MNS) that will help to protect large enterprises' corporate network, application and information systems. Working with Bell, BCE Emergis has already delivered security and transaction solutions to the federal government, and is now cultivating new business with provincial governments. Other business through Bell includes a contract for varied legacy services, which will expire in December 2004.

THE PLAN IS WORKING Since the restructuring and business plans were put in place, we believe we have made progress in several areas of operation. Our customer focus is sharper than ever, we're targeting core recurring revenues and we're working hard with an energized sales force to sign new business and grow faster in our chosen markets. I therefore look forward to improved results in the next 12 months and to building a better business future for BCE Emergis.





CHRISTIAN TRUDEAU -- PRESIDENT AND CHIEF OPERATING OFFICER



STRAIGHT TALK ON FINANCE

QUICK ACTION BY MANAGEMENT TO STREAMLINE OPERATIONS AND TO RE-FOCUS ON THE FUNDAMENTALS HAS RESULTED IN A COMPANY THAT IS POSITIONED TO CREATE INCREASING AND LASTING SHAREHOLDER VALUE.

I believe that a company's mettle is better tested in challenging markets than in boom times. I am therefore encouraged by the improvement in our financial results in the latter part of the year. The restructuring and other charges taken in the second quarter of 2002 served to strengthen our financial position, and during the last half of 2002 we began to generate positive EBITDA, earnings and cash flow from operations. As a result, BCE Emergis is entering 2003 with a stronger financial position and with $107 million in cash and equivalents on hand. We believe we're well positioned to move ahead with our business plan for the coming year.

MAINTAINING DISCIPLINE Acting swiftly to deal with a soft market, management streamlined operations in 2002, reducing costs and increasing operational flexibility. We also took a hard look at our product offering, moving to exit those products with little or no potential for contributing to the bottom line. Going forward, we will employ stricter financial discipline for both new and existing products. This includes a gated funding process for products requiring investment to achieve their significant potential for profitable growth, and a policy for maximizing cash flow generation from lower-growth products. Steps such as these represent the beginning

A COMPANY'S METTLE IS BETTER TESTED IN CHALLENGING MARKETS THAN IN BOOM TIMES.

of a shift in the culture at BCE Emergis. They are designed to instill greater operational and financial discipline, along with a sense of ownership among employees, ultimately having a positive impact on every job and on shareholder value. It's one thing to understand this, it's quite another to change behaviour — and management is doing exactly that.

THINKING LONGER-TERM, SUSTAINABLE GROWTH It's worth remembering that BCE Emergis is a relatively young company in a young industry. While our growth potential is significant, sustained growth will be achieved only through financial discipline and a sharp focus on generating core recurring revenue. Success in this area will translate into even faster-growing earnings with the operating leverage inherent in our business model.

Growth in our core recurring revenue will also serve to reduce the volatility in our revenue stream and provide greater operational stability. Management will be better able to plan mid- to long-term with a view to building enduring value for our shareholders. But in order to concentrate on the longer term, we are moving away from issuing short-term guidance and away from decisions that favour short-term benefits at the expense of long-term value.



REGINALD ENRIGHT senior director, market development, *e*Business Solutions
"Bell Canada is our main channel to the Canadian marketplace. For the most part, this means BCE Emergis develops managed security services, which Bell markets to large enterprise customers, helping them to protect their information, databases and user confidentiality. Secure Channel, developed with Bell and other partners on behalf of the federal government, is our biggest such project. It vaults the partnership into the forefront of electronic security, and has created one of the largest Certificate Authority services in the world. It's the first step to ensuring that ordinary citizens accessing *e*-government services will be fully protected. Why is this kind of security important? Well, consider how in daily life we use our driver's licence, passport and other documents to authenticate who we are. We need the same kind of security in the digital world, where digital certificates of authenticity protect transactions from tampering and theft."

STRATEGIC ACQUISITIONS With sustainable profitability and a healthy financial position, BCE Emergis can take advantage of current industry consolidation to accelerate growth through strategic acquisitions. However, candidate companies must satisfy all our criteria: leveraging our existing sales channels; complementing or enhancing our technology platforms; reinforcing our competitive position; and being accretive to earnings in short order.

SETTING TARGETS, MEETING CHALLENGES The financial and operating targets we've set for 2003 are challenging in today's markets. The path to meeting them clearly requires a renewed focus on execution and customer retention: that is, on growing our core recurring revenue base and continuing to control costs. In short, we must continue to focus on the day-to-day fundamentals required to run a sound and growing business — all with the ultimate aim of increasing shareholder value.





JOHN VALENTINI -- CHIEF FINANCIAL OFFICER

STRAIGHT NUMBERS

WE CONTINUE TO BELIEVE IN OUR TRANSACTION-BASED RECURRING REVENUE MODEL. WITH THE REALIGNMENT AND REDUCTION OF OUR OPERATING EXPENSES, WE BEGAN TO GENERATE POSITIVE NET INCOME AND CASH FLOW FROM OPERATIONS IN THE SECOND HALF OF 2002.

2002 WAS A YEAR OF CHALLENGE AND ADJUSTMENT. DESPITE DIFFICULTIES, WE WERE ABLE TO WIN NEW BUSINESS, GAIN ACCESS TO NEW TECHNOLOGIES AND INCREASE THE GEOGRAPHIC REACH OF OUR PREFERRED PROVIDER NETWORK IN THE UNITED STATES.

Management's discussion and analysis is intended to provide our view of the factors affecting our 2002 performance, to facilitate the understanding of the 2002 financial results, to compare to 2001 and to communicate our 2003 outlook, as well as the issues and the risks that may have an impact on our future operations. It is intended to complement and supplement the financial information included in the *Consolidated financial statements and Notes,* and other financial information included elsewhere in this Annual Report. As a result, it should be read in conjunction with such financial information.

We report our consolidated financial statements in accordance with Canadian Generally Accepted Accounting Principles (GAAP). All dollar figures are in Canadian dollars unless otherwise indicated. Where we say "we", "us", "our" or the "Company" we mean BCE Emergis Inc. and its subsidiaries, unless otherwise indicated.

OVERVIEW

OUR COMPANY BCE Emergis is a leading North American *e*Business company enabling specialized transaction processes for the financial services and health sectors. BCE Emergis supplies solutions to businesses that automate transactions between companies and allows them to interact and transact electronically. We also provide cost containment services for medical claims mainly through our preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions. BCE Emergis customers include 14 leading North American health insurers, three of the top five American banks, the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

Our head office is located in Montréal (Québec) Canada. We also lease offices and facilities in various other locations in North America, including the Toronto, Ontario area; the Washington, D.C. area; the Dallas, Texas area; Louisville, Kentucky; Greensboro, North Carolina; and Milwaukee, Wisconsin. BCE Inc. (BCE) directly and indirectly owned 64.7 per cent of our outstanding shares at December 31, 2002.

OUR MISSION *To be a leading North American eBusiness solution provider in the transaction-intensive financial services and health verticals.*

OUR OBJECTIVES

- To drive growth in our core recurring revenue[1], EBITDA[2] and earnings
- To focus on operational excellence and execution
- To leverage our relationships with Fortune 500 customers and with Bell Canada
- To strategically position ourselves to benefit from anticipated growth in the *e*Business market

OUR SOLUTIONS Our solutions allow companies to conduct business and exchange information with their business partners and customers. Focussed on our core competencies, which comprise invoice presentment, payment and processing services for insurance claims and loan-related documents as well as security services, our solutions capture and process transactions such as orders, invoices, statements, health insurance claims and payments.

OUR STRATEGIC BUSINESS UNITS In 2002 our operations were structured as three strategic business units:

- *e*Health Solutions Group, North America
- BCE Emergis–Canada
- BCE Emergis–U.S.A.

THE *e*HEALTH SOLUTIONS GROUP, NORTH AMERICA addresses the North American health market by enabling the processing of claims handled by health insurance companies, worker compensation boards, government agencies and private employee groups, as well as by providing cost containment services for medical claims. We leverage our business relationships with leading life and health insurance companies in both Canada and the U.S. to offer them cost savings and efficiencies, as well as the opportunity to re-engineer their business practices.

BCE EMERGIS—CANADA offers a wide range of *e*Business technology solutions to Canadian customers, which are sold primarily through financial institutions and Bell Canada[3], acting as distributors. The focus of this business unit is on network-centric services, business Internet access services, security solutions and our secure electronic business network services, mostly delivered through Bell Canada, as well as on electronic invoice presentment and payment solutions, distributed through financial institutions.

BCE EMERGIS—U.S.A. focusses on the financial services market in the U.S., working with financial institutions and other industry leaders to distribute our electronic solutions to their

1 *Excludes revenue from exited products and from the three-year distribution agreement of legacy products with Bell Canada, extended in September 2001.*

2 *EBITDA used in this document does not have a meaning under Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, accretion on convertible debenture, other expenses and income taxes. (See Consolidated statements of earnings.) No reconciliation is provided in the* Consolidated statement of earnings.

3 *Bell Canada is a subsidiary of BCE and is the largest telecommunications company in Canada.*

business customers. This involves mainly the offering of electronic invoice presentment, loan-related document processing and payment solutions.

Beginning in 2003, our corporate structure will reflect our vertical industry focus across North America in the financial services and health sectors. As a result, BCE Emergis – Canada and BCE Emergis – U.S.A. will be combined and form the *eFinance Solutions* business unit. This unit will include the following lines of business: *e*Lending solutions; *e*Payment solutions; and *e*Business solutions, including the Bell Canada distribution channel. The *eHealth Solutions Group, North America* business unit will remain substantially unchanged.

This change in structure will result in the reporting of two operating segments in our consolidated financial statements starting in the first quarter of 2003. We will conform comparative results to reflect this new presentation.

[illegible]

Our strategy is focussed on what we consider to be the five pillars upon which we will build our future success:

1. GROWTH grow our core recurring revenue organically and profitably
2. OPERATIONAL EXCELLENCE focus on execution and customer service
3. EXPANSION expand core product offerings and distribution channels
4. RELATIONSHIPS leverage relationships with Bell Canada and financial institutions, including banks and insurance companies
5. ACQUISITIONS pursue strategic internally funded acquisitions focussed in our areas of activity

[illegible] FACTORS In mapping out our strategy, we consider the following external factors as key in shaping the business environment in which we operate:

ECONOMIC CONDITIONS During times of economic uncertainty, companies reduce their technology spending, which may impact our ability to sell, as well as the way we sell some of our solutions. For example, rather than selling technology licenses which often involve large up-front payments, we sell hosted solutions with transaction-based pricing, which offers customers a pricing advantage.

ADOPTION We develop and market technology solutions, which transform paper business processes into electronic business processes. Our success will be dependent upon the rate of adoption of such technologies and processes by our target markets. Increased adoption will have a positive impact on the demand of our solutions.

As we are a medium-sized company liaising mostly with customers who operate in a Fortune 500 marketplace, potential customers may sometimes prefer to do business with companies their own size. Alternately, some potential customers may choose to develop and implement solutions similar to ours, using in-house resources. In both cases described, the business decisions of potential customers could have an effect on revenue growth.

COMPETITIVE POSITIONING We face pressures from competitors selling similar solutions, which affect the product functionality we must develop and the selling strategy we must adopt. This will influence our capacity to grow or maintain our revenue base as well as retain customers.

PRODUCTIVITY Since our solutions can increase operating efficiencies of our customers through the conversion of paper business processes into electronic business processes, productivity pressures should have a positive effect on our business.

[illegible] In order to achieve our objectives, we depend on the following critical internal success factors:

OUR EMPLOYEES Our ability to innovate, to develop new solutions, and to sell and deliver them on time to customers is dependent upon our ability to attract and retain highly skilled, committed and creative employees.

SERVICE QUALITY Our ability to deliver our solutions and provide our services to customers on time, in accordance with the expected levels and quality of service, including network and application security, availability and reliability, will affect our growth and profitability.

SALES AND MARKETING Our ability to stimulate our distributors to proactively sell our solutions to their customers, as well as our ability to be effective in selling and marketing our solutions directly, will affect our growth and profitability.

OPERATING EFFICIENCY Our operating costs, consisting mainly of costs associated with people, telecommunications and computing, must be aligned with our recurring revenue base. We must be effective in our allocation of capital resources and focused on execution, delivery and control to ensure we attain our profitability targets.

RESEARCH AND DEVELOPMENT We must maintain an adequate level of funding of research and development to allow us to innovate and expand our product offerings.

CORPORATE HIGHLIGHTS

2002 was a year of challenge and adjustment. During the first quarter, we warned our stakeholders that our expected financial results for the quarter and the year would not meet the expectations of the financial community. A plan to restructure, focus on core competencies (presentment, payment and claims processing) and exit non-core products was announced early in the second quarter. This announcement was followed by a change in leadership, a detailed review of our operations and a renewed strategic focus.

Despite the difficulties, we were still able to win new business, such as Visa International Services Association (Visa International), renew termed contracts such as Sun Life Assurance Company of Canada (Sun Life) and The Great-West Life Assurance Company (Great-West Life); access new technologies by making a strategic acquisition in the U.S. mortgage lending market while entering into a marketing relationship with a leading player, the Federal Home Loan Mortgage Corporation (Freddie Mac); and increase the geographic reach of our preferred provider network in the United States, through the acquisition of Admar Corporation (Admar), while strengthening our relationship with an important payer customer.

During the third and fourth quarters we realigned and reduced our expenses to match lower revenue levels, thus shifting our focus from overall revenue growth to recurring revenue growth and profitability; and on December 18, we announced our 2003 business plan.

We believe we have emerged as a more agile, more cost- and customer-conscious organization, focussed on results. To this end, we have deployed a new customer delivery organization and have tied employee compensation to customer satisfaction and operating results. We are also pursuing our review of our various lines of products and businesses to ensure that they continue to meet our objectives.

FINANCIAL HIGHLIGHTS

STATEMENT OF EARNINGS

- 18% decline in overall revenue over 2001
- 91% of revenue in 2002 was recurring in nature compared with 78% in 2001
- Related party revenue was $141.3 million or 26% of total revenue compared with $205.4 million or 31% of total revenue in 2001
- 41% of total revenue in 2002 was U.S.-sourced revenue, stable with 2001 despite the overall decline in revenue
- Restructuring and other charges totalling $116.8 million were recorded in the year

- *Earnings before under-noted items*[4] excluding restructuring and other charges amounted to $28.6 million compared with $126.8 million in 2001
- Our net loss totalled $110.3 million (net loss of $15.4 million excluding the after-tax effect of restructuring and other charges) compared with a net loss of $414.4 million in 2001. (The 2001 net loss excluding goodwill amortization was $49.3 million.)
- Our net loss per share was $1.09 (the loss per share amounts to $0.15 excluding the after-tax effect of restructuring and other charges) compared with a loss per share of $4.35 in 2001. Excluding goodwill amortization, the loss per share in 2001 was $0.52.

BALANCE SHEET

- *Cash and temporary investments* totalled $107.0 million compared with $183.3 million in 2001
- *Marketable securities* totalling $1.9 million were disposed of during the year.
- *Other current assets* dropped as a result of stronger cash collection efforts combined with a lower revenue base
- Total debt, comprised mainly of capital lease obligations, remained at the same approximate level as 2001 ($62.0 million vs. $65.6 million, respectively) despite repayments of $29.7 million. This was due mainly to the $18.9 million of debt financing incurred as a result of the acquisition of online mortgage processing and closing technology tools from Freddie Mac, and to additional capital lease financing.

STATEMENT OF CASH FLOWS

- $15.2 million of cash flows generated from operations, compared with $105.7 million in 2001
- $23.8 million invested in capital assets in 2002 compared with $57.0 million in 2001
- $42.0 million of cash used to fund 2002 acquisitions ($12.7 million related to *e*-route and Admar and the balance of $29.3 million to fund commitments on prior years' acquisitions, namely BCE Emergis Technologies, Inc. and Associates for Health Care (AHC)), compared with $59.2 million in 2001.

CORPORATE PERFORMANCE

MANAGEMENT'S OBJECTIVES FOR 2002 The 2002 objectives, as set out in the Management's Discussion and Analysis of our 2001 Annual Report, were as follows:

OBJECTIVE ONE *Grow the recurring revenue base*

PERFORMANCE

- Our recurring revenue for the year ended December 31, 2002 was $489.9 million compared with $513.1 million in 2001. This decrease of $23 million was due primarily to a revenue reduction related to the distribution agreement for legacy products with Bell Canada (Bell Canada legacy contract) renegotiated in September 2001–$34 million in BCE Emergis–Canada and $4 million in *e*Health Solutions Group, North America, mitigated by a net $14 million increase in recurring revenue from other sources.
- The acquisition of online mortgage processing and closing technology tools from Freddie Mac has enabled us to expand our product offering and join forces with this leading market player in the mortgage lending market in the United States. This should begin to have a positive impact on our recurring revenue base in 2003.

OBJECTIVE FIVE *Increase operational focus in three core areas: presentment, payment and claims processing:*

- *Drive channel effectiveness and customer adoption*
- *Make strategic acquisitions in core activities*
- *Divest non-core products and businesses*

PERFORMANCE 2002 was a year of increased focus around presentment, payment and claims processing:

- We moved to exit a number of non-core product lines, which generated $25.1 million of revenue in 2002 and which had an overall negative impact on profitability prior to divestitures.
- Distribution channel effectiveness and customer adoption remain challenging in the current environment. Nevertheless, we have been able to expand our relationships with customers such as Visa and Sun Life.
- We purchased *e*-route, a customer in the bill presentment business which was owned by major Canadian banks, with

4 *Earnings before depreciation, amortization of intangibles, interest, write-down of assets, accretion on convertible debenture, other expenses and income taxes.*

a view to have greater control over the marketing and selling strategy of our *webdoxs* bill presentment solution.

-- The Admar acquisition increased the geographic reach of our U.S. preferred provider network while strengthening our relationship with one of our major payer customers.

Realign cost structure to ensure long-term profitability

In an effort to streamline our operations and become a more agile organization, we reduced our employee numbers by 17% at year-end, from 2,603 to 2,168. Including consultants, the total workforce reduction was 20%, from 2,860 to 2,275.

SIGNIFICANT ACCOUNTING POLICIES

Note 2 to our *Consolidated financial statements* includes a summary of significant accounting policies. The understanding of certain of the accounting policies used to prepare our consolidated financial statements is critical to understanding the results of our operations and our financial condition.

These significant accounting policies require management to make estimates and assumptions and apply judgment, which affect the reported amounts and disclosure of assets and liabilities, as well as the measurement and recognition of revenue and expenses and may require the assessment of factors where the final outcome is uncertain. Actual future results may differ from those estimates and could have a material impact on our financial results and financial condition. Management has established control procedures to ensure the consistent application of accounting policies.

The following details BCE Emergis' significant accounting policies that require management's judgment and estimates.

We sometimes sell our products under arrangements that include multiple elements. In these instances, the elements of the arrangements may be delivered at different times, requiring the determination of the appropriate time to recognize the revenue. This determination requires assessments as to whether any of the undelivered elements are essential to the functionality of the product, as well as to the fair value of each of the undelivered elements. The period over which the revenue related to such arrangements is recognized depends on the outcome of such assessments.

We maintain allowances for losses that we expect will result from customers who do not make their required payments.

We estimate the allowances based on the likelihood of recovering our accounts receivable. This is based on past experience, taking into account current and expected collection trends.

Effective January 1, 2002, BCE Emergis adopted the requirements of two new sections of The Canadian Institute of Chartered Accountants (CICA) Handbook, section 1581, *Business combinations*, and section 3062, *Goodwill and other intangible assets*. The new standards require that goodwill and intangible assets with an indefinite life no longer be amortized to earnings; they must instead be assessed for impairment on an annual basis by applying a fair value test at the reporting unit level. Any impairment losses are recognized to the extent that the carrying value of goodwill exceeds the implied fair value and are charged to earnings in the year in which they occur. In addition, the new section includes a one-time transitional impairment test whereby any resulting impairment is charged to opening retained earnings.

During the year management allocated existing goodwill to the reporting units and completed the transitional impairment test for goodwill as at January 1, 2002. An impairment of $183.4 million resulted and was charged to opening retained earnings in the second quarter of 2002 relating to impaired goodwill of the *e*Health Solutions Group ($86.0 million), BCE Emergis-U.S.A. ($71.7 million) and BCE Emergis-Canada ($25.7 million).

The new standards require that acquired intangible assets be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. The determination of the useful lives of intangible assets may be difficult to assess and may require considerable judgment and analysis. Intangible assets with an indefinite life are not amortized but are periodically tested for impairment (at least annually). At the end of 2002, management assessed the carrying value of goodwill and concluded that there was no impairment.

BCE Emergis determines the fair value of the reporting units from internally and externally developed valuation models, using a market or income approach. These models consider various factors, including normalized earnings (cash flows), projected forward earnings (cash flows), price earnings multiples and discount rates. Management uses judgment to estimate the fair value of the reporting units. Actual results could affect the reported value of goodwill.

RESTRUCTURING AND OTHER CHARGES On certain occasions, we may decide to restructure or divest some of our operations. At these times, we may also develop formal plans for exiting businesses and activities as part of the restructuring initiatives we intend to undertake.

These plans require significant estimates of the salvage value of assets that become redundant or obsolete as well as of expenses for severance and other employee costs, lease cancellation and other exit costs.

Because exiting a business or activity is a complex process that can take several months to complete, it involves periodically reassessing estimates that were made when the original decision to exit the business or activity was made. In addition, we constantly evaluate whether the estimates of the remaining liabilities under our restructuring program are adequate.

As a result, we may have to adjust previously reported estimates when the payments are made or the activities are completed. There may also be additional charges for new restructuring initiatives.

Management uses judgment when estimating income taxes and future income tax assets and liabilities. In preparing the financial statements, we are required to estimate income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure, as well as assessing temporary differences that result from the difference in treatment for accounting and tax purposes and the availability of loss carry forwards.

The temporary differences and tax loss carry-forwards result in future income tax assets and liabilities, which are included in our balance sheet.

Management is required to assess whether it is more likely than not that future income tax assets will be realized prior to their expiration and, based on all available evidence, determine if an adjustment is required on all or a portion of the recognized future income tax assets. Factors considered in the assessment of the likelihood of realization include management's forecast of future net income before taxes, available tax planning strategies, which could be implemented to realize the net future income tax assets, and the remaining period of loss carry-forwards.

Although realization is not assured, management believes, based on available evidence, that it is more likely than not that all future tax assets will be realized prior to their expiration. On January 24, 2003, as part of a tax loss monetization strategy subject to an advance income tax ruling, we entered into an arrangement with Bell Canada in order to accelerate the realization of our Canadian future income tax assets. Under this arrangement, we anticipate realizing approximately $15.0 million of tax attributes in 2003. This transaction was reviewed and approved by an independent committee of the Board of Directors and a fairness opinion was obtained from an independent advisor. This arrangement can be terminated at any time by either party.

In the normal course of business, we become involved in various litigation matters. Pending litigation may represent potential financial loss to our business.

We will accrue a potential loss if we believe the loss is probable and it can be reasonably estimated. We base our decision on available information.

We estimate the amount of the loss by consulting with outside legal counsel whom we hire to manage our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.

If the resolution of a legal matter results in a judgment against us or in the payment of a large settlement, it could have a significant and adverse effect on our results of operations, cash flows and financial position in the period in which the judgment or settlement occurs.

At this time, management is not aware of any material litigation which could have a material effect on the Company.

STOCK-BASED COMPENSATION On January 1, 2002, we also adopted the recommendations of The CICA Handbook section 3870, *Stock-based compensation and other stock-based payments*. This section establishes standards for the recognition, measurement and disclosures of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

The new standard sets out the fair value based method of accounting to be used in measuring the cost of employee stock option awards granted on or after January 1, 2002. However, it allows companies the choice of recognizing the resulting compensation expense as a charge to earnings or of disclosing, in the notes to our consolidated financial statements, the effect on net earnings and earnings per share of the compensation expense had it been expensed.

BCE Emergis discloses the effect of the compensation expense, resulting from the use of the fair value based method of accounting for employee stock option awards granted on or after January 1, 2002, on a pro-forma basis in *Note 2* to our *Consolidated financial statements*.

The fair value determination of the option grants requires management to make certain assumptions used in the Black-Scholes option pricing model, relating mainly to expected volatility of our shares. Inaccurate estimates could affect the amount of compensation expense to be disclosed on a pro-forma basis in the notes to the consolidated financial statements.

SELECTED QUARTERLY INFORMATION

During 2002, we experienced a $93.3 million decline in our non-recurring revenue stream due to lower demand for our solutions in soft technology markets. Recurring revenue decreased by $23.2 million in 2002 mainly as a result of the revenue reduction related to the Bell Canada legacy contract.

In the second quarter of 2002, we recorded $119.0 million of restructuring and other charges, which we later reduced in the fourth quarter by $2.2 million. The amount was comprised of asset write-downs, severance and other employee costs, contract settlements, as well as lease costs and was reduced by the proceeds of disposition of certain exited activities.

Commencing in 2002 and in accordance with new accounting recommendations, goodwill and intangible assets with an indefinite life are no longer amortized to earnings and are assessed for impairment on an annual basis. Accordingly, in 2002 our earnings did not include any goodwill amortization compared with goodwill amortization of $365.1 million in 2001. Furthermore, we assessed the carrying value of goodwill for impairment at the end of 2002 and concluded that there was no impairment.

SELECTED QUARTERLY INFORMATION

In $ millions, except earnings (loss) per share	Q1 2002	Q1 2001	Q2 2002	Q2 2001	Q3 2002	Q3 2001	Q4 2002	Q4 2001
Revenue	**132.0**	143.3	**141.9**	158.7	**135.1**	173.0	**130.9**	181.4
Restructuring and other charges	**–**	–	**119.0**	–	**–**	–	**(2.2)**	–
Earnings (loss) before under noted items*	**(20.5)**	26.3	**(107.6)**	30.9	**18.5**	34.4	**21.4**	35.2
Net income (loss)**	**(27.9)**	(115.0)	**(95.8)**	(90.6)	**4.8**	(107.5)	**8.6**	(101.3)
Basic and diluted earnings (loss) per share	**(0.28)**	(1.23)	**(0.94)**	(0.96)	**0.05**	(1.14)	**0.08**	(1.03)

* *See our* Consolidated statements of earnings.

** *In accordance with new accounting recommendations, commencing in 2002 goodwill is no longer amortized.*

Our revenue recognition policy is disclosed in the *Notes to the consolidated financial statements*. Our revenue is derived from recurring and non-recurring sources.

RECURRING REVENUE

-- Transaction or usage-based charges for access to our technology and for services including claims processing and cost containment, drug-claim adjudication and payment, payment and presentment processing and electronic messaging

-- Fixed and/or user-based monthly charges, primarily for hosting and secure network services and access to our provider network

It is important to note that recurring revenue refers to the underlying *nature* of the revenue, as described above, and that revenue from contracts that are not likely to be renewed will be included in this category if it results from the activities described above.

NON-RECURRING REVENUE

-- Fees for professional services related to the development, integration, installation and maintenance of our solutions for customers

-- Initial software license fees and activation fees

RESULTS OF OPERATIONS

Years ended December 31	2002		2001		Change between 2002 and 2001	
*e*Health Solutions Group, North America	**276.9**	**51.3**	307.0	46.8	(30.1)	(9.8)
BCE Emergis–Canada	**235.6**	**43.7**	296.4	45.2	(60.8)	(20.5)
BCE Emergis–U.S.A.	**27.4**	**5.0**	53.0	8.0	(25.6)	(48.3)
	539.9	**100.0**	656.4	100.0	(116.5)	(17.7)

In millions of dollars


700
500
300
100
0
'01
'02
RECURRING
NON-RECURRING

RECURRING AND NON-RECURRING REVENUE

Total revenue for 2002 decreased by $116.5 million, or 17.7%, owing to a $93 million decline in our non-recurring revenue stream, which was due to lower demand for our solutions in soft technology markets and the effect of lower recurring revenue. The lower recurring revenue was due primarily to a revenue reduction related to the Bell Canada legacy contract renegotiated in September 2001–$34 million in BCE Emergis –Canada and $4 million in *e*Health Solutions Group, North America–and mitigated by a net $14 million increase in recurring revenue from other sources.

This net increase of $14 million includes: organic growth; the inclusion of a full year of results related to the AHC acquisition compared to six months in 2001; the acquisition of Admar in the second quarter of 2002; and the effect of favourable foreign exchange rates. These sources of growth were partially offset by the acquisition of *e*-route, which resulted in the cancellation of the monthly minimum fees previously charged to *e*-route when it was not our subsidiary, and the exiting of certain non-core activities.

Our recurring revenue accounted for approximately 91% of our total revenue for 2002, compared with 78% in 2001 and 87% in 2000. Our non-recurring revenue for 2002 totalled $50.0 million compared with $143.3 million in 2001.

RELATED PARTY REVENUE Our related party revenue from the BCE family represented $141.3 million in 2002 compared with $205.4 million in 2001, or 26.2% and 31.3%, respectively, of total revenue, a decrease of $64.1 million or 31.2% compared with 2001 revenues from these related parties. This decline is explained by the revenue reduction related to the Bell Canada legacy contract, lower professional fees and the absence of license sales to our related parties.

Included in the $141.3 million is $69.2 million of revenue, representing 49% of our related party revenue, pertaining to the Bell Canada legacy contract. In 2001, this amount was $105.3 million or 51.2% of the related party revenue.

We provide our related parties services for internal use and we have a distribution relationship with Bell Canada whereby it distributes our products to third parties.

STRATEGIC BUSINESS UNITS

*e*HEALTH SOLUTIONS GROUP, NORTH AMERICA In the United States, we operate a preferred provider organization or PPO, which processes medical claims for the benefit of health care payors, our customers. We serve as an intermediary between health care payors such as insurance companies and self-insured entities, and health care providers, such as hospitals and physicians, by entering into contractual arrangements with providers who agree to provide medical services at a discount to our payor customers. We then principally re-price the medical claims for the benefit of our payors. We also provide health care utilization review and basic case management services to our payor customers.

In Canada, we operate the largest private electronic real-time, point-of-sale claims network for adjudicating prescription drug claims and transmitting dental claims. We also process workers' compensation claims.

The *e*Health Solutions Group, North America represented 51.3% of total revenue in 2002 compared with 46.8% in 2001. The $30.1 million reduction in revenue is due to the effect of lower recurring revenue of $3.2 million combined with lower non-recurring revenue of $26.9 million. The decline in non-recurring revenue relates mainly to lower professional and license fees as well as a fee for termination of a royalty agreement, which was not present in 2002.

The decline in recurring revenue is due to two factors: lower claims volume in the United States principally due to the termination of an important customer contract; and lower volume of claims in certain of our product offerings. Both these factors were partly offset by the positive impact of a full year of results from AHC, which in 2001 was included in our consolidated results beginning June 28, 2001 (the date of acquisition) and the acquisition of Admar, in April 2002; the increased volume of claims in Canada; and favourable foreign exchange rate variations. This unit operates in mature markets and is the most important contributor to our overall profitability, with the U.S. operations representing the most significant generator.

To address the disappointing results, we changed management leadership to focus on execution and growth opportunities, and to step up our technology development effort for customer solutions. In Canada, we were then able to expand our relationships and renewed termed contracts with Sun Life and Great-West Life. In the United States, we acquired Admar, which allowed us to expand the geographic reach of our network all the while strengthening our relationship with an important payor customer.

Our strategy in the U.S. has been to try to leverage our network of payors and providers to develop and sell our *e*Business solutions. To date, we have seen limited progress in this regard. Our various efforts have not met the anticipated results due to the low adoption of technology solutions, the soft IT markets and the current U.S. health care landscape which is slow to embrace new technology solutions. As a result, there have been limited synergies between the U.S. operations and the rest of our operations to date. We have a number of technology initiatives such as the development of larger online provider directories and a single provider database, which could deliver new revenue opportunities. However, we expect that the leveraging of our existing relationships to sell more *e*Business products will remain challenging. Our immediate goals are to continue to focus on operational excellence and execution, improving customer satisfaction and increasing sales to grow our revenue base. Furthermore, we will try to expand our product offerings and capitalize on cross-selling opportunities to our customer base.

BCE EMERGIS–CANADA BCE Emergis–Canada offers a wide range of eBusiness technology solutions which are sold in Canada primarily through financial institutions and Bell Canada, acting as distributors.

The Canadian business unit represented 43.7% of our total revenue in 2002 compared to 45.2% in 2001. The $60.8 million or 20.5% decrease in revenue is due to the effect of lower recurring revenue of $27.1 million combined with lower non-recurring revenue of $33.7 million. The decline in recurring revenue was due mainly to the revenue reduction related to the Bell Canada legacy contract; the acquisition of *e*-route in April 2002, which resulted in the termination of revenue recognition on a contract with that entity when it became a wholly owned subsidiary; and the streamlining of our product lines. The decline was partly offset by revenue growth mainly from the Secure Channel initiative with the government of Canada. Non-recurring revenue decreased due mainly to lower professional and license fees with approximately half relating to exited products. Recurring revenue for the unit was 91% in 2002 compared with 81% in 2001.

This business unit is responsible for activities with the BCE group, principally Bell Canada, that serve both internal purposes as well as those related to Bell Canada's role as a distribution channel for our product offerings. Among the activities is an agreement, announced in December 2002, to collaborate over the next three years on the development of a suite of *e*Security solutions, which Bell Canada plans to sell to its customers. In 2002, this business unit's revenue from the BCE group represented $125.7 million compared with $169.6 million in 2001, 53% and 57%, respectively, of total revenue for the business unit.

In October 2001, we announced we had extended for another three years the Bell Canada legacy contract and had expanded this agreement to include, in addition to business Internet access services, our electronic business network services. These services enable enterprises to connect with their partners and exchange data in a secure IP-based environment. We do not consider the Bell Canada legacy contract, which ends on December 31, 2004, part of our core activities.

Committed revenue over the remaining term of the Bell Canada legacy contract will be $98.6 million in 2003 and $65.1 million in 2004. These amounts include revenues received directly from Bell Canada and directly from customers for whom Bell Canada acts as our distributor. Under the Bell Canada legacy contract, the amounts we will receive directly from Bell Canada will decrease from the 2002 levels, due to lower pricing for business Internet access services.

Furthermore, also in 2001, we extended for an additional three years a service agreement with BCE Nexxia Inc. (Nexxia), under which we retain Nexxia, on a fixed price basis, as our exclusive Canadian supplier of services such as network and operations management services, product management, development and implementation. These services enable us to offer, support, provision and deliver business Internet access services as well as electronic business network and security services.

Despite the difficulties encountered during 2001, we were able to generate growth in both *e*Security solutions, as previously discussed, and the *e*Lending platform. In fact, we signed an *e*Lending contract with Scotiabank in 2001, which was fully deployed in 2002, relating to the registration of title and processing of motor vehicle loans.

This business unit also includes our *e*Business activities related to *webdoxs*, for which adoption rates are not progressing as fast as originally anticipated. In addition, pricing was reduced, as per new arrangements following the acquisition of *e*-route.

The success of the business unit is dependent upon the adoption of our technologies by our customers and the successful marketing of our products by our distribution partners, mainly Bell Canada and the financial institutions.

BCE EMERGIS—U.S.A. BCE Emergis–U.S.A. focusses on the financial services market in the U.S., working with financial institutions and other industry leaders to distribute to their business customers our electronic solutions, mainly electronic invoice presentment, loan-related document processing and payment solutions.

The U.S.A. business unit generated $27.4 million in 2002, or 5% of total revenue, compared with $53.0 million or 8% in 2001. This business unit was the one most affected by the reductions in technology spending caused by the economic downturn.

In 2001, most of the revenue we generated was non-recurring in nature and related mainly to initial software license fees and professional fees derived from our eInvoicing solutions. In 2002, recurring revenues were $15.1 million compared with $0.8 million in 2001, reflecting an increase in revenue from contracts signed in 2001.

During the year, we were able to expand our relationship with Visa U.S.A. to include Visa International. We are working closely with Visa to integrate our products into its commercial payment solutions as well as provide Visa with other payment-related application tools to facilitate implementation and adoption among its large commercial customer base. Two major Visa-member financial institutions are currently participating in the Visa Commerce pilot program: U.S. Bank Corp and Citigroup Inc.

This unit also benefitted from the acquisition of online mortgage processing and closing technology tools from Freddie Mac. In December, systems integration began with the implementation of 40 vendors and five lenders on the *e*Lending platform, which allowed for revenue recognition of implementation fees related to those customers funded by Freddie Mac, as part of the acquisition. In addition, we entered into a marketing agreement with Freddie Mac for the marketing of *e*Lending services to the U.S. mortgage market.

The success of this business unit is largely dependent upon the adoption of our technology solutions and the successful marketing of our products by our distribution partners.

DIRECT COSTS AND GROSS MARGIN Beginning in 2003, our corporate structure will reflect our vertical industry focus across North America in the financial services and health sectors. While the structure of the eHealth Solutions Group, North America unit will remain substantially unchanged, the

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


8.1%
45.1%
46.8%
01
5.1%
41.3%
43.6%
02
BY BUSINESS UNIT
BCE EMERGIS–CANADA
eHEALTH SOLUTIONS GROUP, NORTH AMERICA
BCE EMERGIS–U.S.A.


58.7%
41.2%
0.1%
01
58.5%
41.5%
02
BY GEOGRAPHY
CANADA
U.S.A.
OTHER

SEGMENTATION OF REVENUE

DIRECT COSTS AND GROSS MARGIN

Years ended December 31						
*e*Health Solutions Group, North America	**33.6**	**6.2**	49.4	7.5	(15.8)	(32.0)
BCE Emergis–Canada	**86.2**	**16.0**	96.1	14.6	(9.9)	(10.3)
BCE Emergis–U.S.A.	**3.7**	**0.7**	3.1	0.5	0.6	19.4
	123.5	**22.9**	148.6	22.6	(25.1)	(16.9)

Years ended December 31						
*e*Health Solutions Group, North America	**243.3**	**87.9**	257.6	83.9	(14.3)	(5.6)
BCE Emergis–Canada	**149.4**	**63.4**	200.3	67.6	(50.9)	(25.4)
BCE Emergis–U.S.A.	**23.7**	**86.5**	49.9	94.2	(26.2)	(52.5)
	416.4	**77.1**	507.8	77.3	(91.4)	(18.0)

BCE Emergis–Canada and BCE Emergis–U.S.A. will be combined to form the eFinance Solutions business unit. This new business unit offers significant growth potential, but includes some lines of business that are in early stages of development and, as such, is less profitable than our eHealth Solutions Group, North America business unit.

Direct costs consist of telecommunications costs relating to services provided to customers, provider network access fees, the cost of products or services purchased specifically for customer projects, royalties payable to third parties pertaining to certain products and personnel costs for the installation and integration of specific customer projects directly related to revenue. Overall direct costs decreased by $25.1 million or 16.9%.

The dollar amount decrease in direct costs from 2001 to 2002 for our *e*Health Solutions Group, North America is due mainly to Admar and the full-year impact of the AHC acquisition, which leverage our provider networks, reduce access fees for our U.S. operations and account for the 4% increase in gross margin percentage in this business unit.

The dollar amount decrease in direct costs related to BCE Emergis–Canada relates mostly to lower volume. The increased percentage in direct costs results from higher per unit costs, accounting for the 4.2% reduction in gross margin.

The direct costs of our BCE Emergis–U.S.A. business unit are not comparable year-over-year due to the high proportion of non-recurring revenue in our 2001 financial results related to our eInvoicing solution for which direct costs were not significant.

EXPENSES

EXPENSES Years ended December 31	2002		2001		VARIANCE BETWEEN 2002 AND 2001	
	$ MILLIONS	% REVENUE	$ MILLIONS	% REVENUE	$ MILLIONS	%
Operations	**176.5**	**32.7**	178.3	27.2	(1.8)	(1.0)
Sales and marketing	**66.3**	**12.3**	77.1	11.7	(10.8)	(14.0)
Research and development	**72.1**	**13.4**	58.3	8.9	13.8	23.7
General and administrative	**72.9**	**13.5**	67.3	10.2	5.6	8.3
Restructuring and other charges	**116.8**	**21.6**	–	–	116.8	100.0
Total	***504.6***	***93.5***	381.0	58.0	123.6	32.4

OPERATIONS Operations expenses consist primarily of personnel and personnel-related expenses, software and hardware maintenance and facilities costs.

Expenses have increased as a percentage of revenue, due mostly to our revenue mix for the year which had a lower non-recurring revenue component than in 2001 (9% vs. 22%). Our non-recurring revenue is not generally associated with operations costs. In addition, we did not benefit from the full impact of our program to streamline activities until the latter part of the year. Accordingly, we target operations expenses to decrease in 2003.

SALES AND MARKETING Sales and marketing expenses consist primarily of personnel-related costs, as well as promotional and trade show costs.

Expenses have remained relatively constant as a percentage of revenue. The dollar decrease relates mostly to reduced headcount and related expenses resulting from our restructuring and cost-cutting initiatives.

In 2003, we target sales and marketing expenses to remain at approximately the same level as a percentage of revenue.

Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions and enhancement and maintenance of existing solutions. The line item has increased as a percentage of revenue due to our development commitments related to the web claims exchange (which we exited as part of our restructuring program), our worker's compensation board initiative, our *e*Payment solutions as well as *e*Security and *e*Lending.

During the year, we recorded investment tax credits in the amount of $2.2 million ($4.9 million in 2001) which reduced our research and development expenses.

We target this line item to remain constant as a percentage of revenue in 2003.

GENERAL AND ADMINISTRATIVE General and administrative expenses consist largely of personnel-related costs for corporate departments and facilities costs.

Expenses increased as a percentage of revenue and on an absolute dollar basis due to several factors, including professional service fees, provisioning of accounts receivable, as well as certain costs incurred as a result of corporate realignment.

We expect a reduction in this line item as a percentage of revenue in 2003.

In April 2002 we announced our plan to focus on key growth areas, drive recurring revenue growth and streamline our service offerings and operating costs. We proceeded to review our product suite, identified services that we considered non-core and re-evaluated the carrying value of certain assets. We developed a restructuring program and recorded $119.0 million of restructuring and other charges, which we subsequently reduced in December by $2.2 million to reach $116.8 million at year-end. The amount was made up of asset write-downs, severance and other employee costs, contract settlements, as well as lease costs related to excess facilities, and was reduced by the proceeds of disposition of certain exited activities. The restructuring and other charges included $72.6 million of non-cash items and $44.2 million of cash items, of which $21.6 million had been disbursed by December 31, 2002. The remaining $22.6 million, consisting of $17.0 million included in accounts payable and accrued liabilities and $5.6 million, is included in the non-current liability section of the balance sheet.

In the event that actual amounts differ from the estimates, the charge will be adjusted accordingly. We do not expect, at this time, actual amounts to be significantly different from estimated amounts. Details of the restructuring and other charges are included in *Note 6* to our *Consolidated financial statements*.

[illegible] Depreciation expense relates to computer equipment, assets under capital leases, furniture and fixtures, office equipment and leasehold improvements.

The increase over 2001 reflects both our continued and on-going commitment to invest in capital assets to build our infrastructure and the impact of our acquisitions.

DEPRECIATION

Years ended December 31	[illegible]	[illegible]	[illegible]	[illegible]
	25.1	21.6	3.5	16.2

[illegible] Effective January 1, 2002 we adopted the requirements of The CICA Handbook, section 3062, *Goodwill and other intangible assets*. The new standards require that goodwill and intangible assets with an indefinite life no longer be amortized to earnings; they must instead be assessed for impairment on an annual basis by applying a fair value test at the reporting unit level. In prior years, goodwill was amortized to earnings on a straight-line basis over a three-year period. Goodwill amortization amounted to $365.1 million in 2001.

As a result of using the purchase method to account for our acquisitions, we allocated a portion of cost of the purchase to acquired technologies, customer relationships and goodwill. Due to the rapid pace of change in our knowledge-based technology industry, we believe that these assets will have a short life or have associated their useful lives to the term of other related agreements and have, therefore, estimated their useful lives at periods ranging between three and eight years. We have amortized them over periods ranging from three to eight years from the date of acquisition.

AMORTIZATION OF INTANGIBLES

Years ended December 31	[illegible]	[illegible]	[illegible]	[illegible]
	41.1	430.9	(389.8)	(90.5)

The difference in the amortization of intangibles, other than goodwill, from 2001 to 2002 amounts to a reduction of approximately $25.0 million and is explained by lower amortization due to the write-down of intangible assets included in our restructuring and other charges, partly offset by amortization of customer relationships and acquired technologies related to the Freddie Mac, *e*-route and Bank of America acquisitions described in *Note 10* to our *Consolidated financial statements.*

The reduction of $7.7 million in interest on debt is mostly attributable to the $8.4 million savings on interest related to the convertible debenture due to our parent company, which we repaid at the end of 2001. This was partially offset by three months of interest incurred on $18.9 million of debt related to the acquisition in 2002 of online mortgage processing and closing technology tools from Freddie Mac (approximately $0.4 million). We expect the interest on our long-term debt to increase marginally in 2003 due to the financing received from Freddie Mac.

The accretion on the convertible debenture relates to the option on the convertible debenture due to our parent company issued in December 2000 and repaid in full in November 2001.

During 2001, a write-down of $33.1 million was recorded to reflect the unrealized loss in the market value of our investment in The Descartes Systems Group Inc. (Descartes). These securities were received as partial consideration in 2000 for the sale of our logistics electronic messaging services to Descartes. In 2002, a net additional $0.1 million write down related to the same securities was recorded.

Also in 2001, a provision of approximately $5.4 million was recorded on certain other current assets to reflect an impairment in their net realizable value.

The income tax recovery for the 2002 fiscal year was $44.6 million compared to an income tax provision in 2001 of $21.1 million. The effective tax rates for 2002 and 2001 were 28.8% and (5.4%), respectively. The statutory tax rates for 2002 and 2001 were 37.3% and 40.3%, respectively. The non-deductible portion of the amortization of intangibles in 2001 was the main factor accounting for the reduction in the variance between the statutory tax rates and the effective tax rates of the two fiscal years. In 2002, in order to comply with The CICA's new Handbook recommendations, we ceased to amortize goodwill.

The current income tax provision of $14.4 million in 2002 ($17.5 million in 2001) was mainly attributable to the foreign taxes applicable to earnings from our U.S. operations.

Future income tax recovery was $59.0 million in 2002 compared to a future income tax expense of $3.6 million in 2001. The difference results mainly from a significant increase in the net loss before tax (including restructuring charges) adjusted for permanent differences in 2002 and the draw down of the future income tax assets by $16.5 million in 2001. This draw down resulted from the reduced corporate income tax rates announced for the years in which we expect these assets to be realized.

Future income tax assets consist of deductible temporary differences arising principally from the excess of the tax basis of our depreciable assets over their carrying value and, to a lesser extent, from the scientific research and experimental development tax pool and non-capital losses carried forward. Future income tax assets also include investment tax credits (ITCs) generated by our eligible scientific research and experimental development activities. The ITCs are recorded as a reduction of our research and development expense.

On January 24, 2003, as part of a tax loss monetization strategy subject to an advance income tax ruling, we entered into an arrangement with Bell Canada in order to accelerate the realization of our Canadian future income tax assets. Under this arrangement, we anticipate realizing approximately $15.0 million of tax attributes in 2003. This transaction was reviewed and approved by an independent committee of the Board of Directors and a fairness opinion was obtained from an independent advisor. This arrangement can be terminated at any time by either party.

Net Loss The net loss decreased by $304.1 million in 2002 to $110.3 million, from $414.4 million in 2001. The decrease in the net loss is explained by the following factors:

	$ millions	
Non-cash	389.8	Decrease in the amortization of intangibles
	41.2	Decrease in write-down of marketable securities and other assets
	62.6	Increase in recovery of future income taxes
	21.0	Decrease in the accretion on the convertible debenture
	514.6	
Cash	3.1	Decrease in current income taxes
	6.3	Net decrease in interest expense
	9.4	
Sub-total	524.0	

These reductions in expenses were offset by the following increases:

	$ millions	
Non-cash	3.5	Increase in depreciation
	72.6	Restructuring and other charges
	76.1	
Cash	98.2	Decrease in our earnings before under noted items excluding restructuring and other charges
	44.2	Restructuring and other charges
	1.4	Decrease in Other
	143.8	
Sub-total	219.9	
Total	**304.1**	

LIQUIDITY AND CAPITAL RESOURCES The table below sets forth a summary of cash flow activity and should be read in conjunction with our consolidated statements of cash flows.

As at December 31, 2002, we had $107.0 million in cash and temporary investments on hand, compared with $183.3 million in 2001. Our balance sheet reflects a current ratio of 1.1 compared to 2.0 in 2001 and working capital of $14.3 million compared to $145.8 million in 2001. We also have access to unused lines of credit totaling $8.0 million ($16.0 million in 2001). These lines of credit also remained unused throughout the year.

We believe that we will be able to meet our anticipated cash requirements for 2003 based on the strength of our financial position, reflected by our current funds on hand, together with funds we expect to generate from our operations.

LIQUIDITY AND CAPITAL RESOURCES

Years ended December 31	2002 (millions)	2001 (millions)
Cash flows from operating activities	15.2	105.7
Cash flows used for investing activities	(62.4)	(102.9)
Cash flows from (used for) financing activities	(29.3)	87.9
Other	0.2	0.4
Net increase (decrease) in cash and cash equivalents	(76.3)	91.1

OPERATING ACTIVITIES We generated $15.2 million in 2002 compared with $105.7 million in 2001 of cash from our operations, a decrease of $90.5 million mostly due to our *loss before under-noted items* excluding the effect of restructuring and other charges.

INVESTING ACTIVITIES Cash flows used in investing activities were $62.4 million in 2002. Included in this amount is $42.0 million related to acquisitions and $23.8 million for additions to our capital assets. In total, we acquired $31.7 million of capital assets, of which $23.8 million was paid in cash and $7.9 million financed through capital leases. In 2001, $57.0 million was paid for in cash and $23.1 million was financed for a total investment in capital assets of $80.1 million. The amount spent on acquisitions in 2002 includes those for Freddie Mac, *e*-route, Admar and payments relating to AHC, BCE Emergis Technologies, Inc., and ProCure.com.

Our capital expenditures for 2003 are expected to remain similar to 2002 levels of $31.7 million, compared to $80.1 million and $83.0 million incurred in 2001 and 2000, respectively. We expect to finance the 2003 additions both through internally generated funds and available credit facilities.

We also generated $2.7 million in proceeds from the sale of marketable securities.

FINANCING ACTIVITIES Cash flows used in financing activities amounted to $29.3 million, $29.7 million used in the repayment of long-term debt, partly offset by proceeds of $0.4 million from the issuance of common shares related to our stock-based compensation and employee share purchase plans.

In 2001, funds generated from financing activities totalled $87.9 million. The majority of the funds related to the proceeds generated from the common share offering of $250.8 million, partly offset by our repayment of the $150.0 million convertible debenture due to our parent company.

COMMON SHARE PUBLIC OFFERING On November 22, 2001, we completed a $250.8 million common share offering in Canada. We sold 2,600,000 common shares of our Company at $38.75 to the public for $100.8 million, and 3,870,968 common shares to our majority shareholder, BCE, at $38.75 for $150.0 million. The proceeds from BCE were used to repay our $150.0 million convertible debenture held by BCE.

CONTRACTUAL OBLIGATIONS We have contractual obligations to make future payments on long-term debt and lease agreements. For further details, see *Notes 8* and *14* to our *Consolidated financial statements.*

The following table summarizes these obligations based on time periods.

CONTRACTUAL OBLIGATIONS

RESIDUAL TERM OF CONTRACT MATURITY Years ended December 31	2003 $ MILLIONS	2004 $ MILLIONS	2005 $ MILLIONS	2006 $ MILLIONS	2007 $ MILLIONS	2008 AND THEREAFTER $ MILLIONS	TOTAL $ MILLIONS
Long-term debt	7.8	14.5	10.2	0.3	–	–	32.8
Capital leases	19.6	9.8	1.7	–	–	–	31.1
Operating leases	18.3	16.5	15.3	13.3	10.9	3.3	77.6
Total	45.7	40.8	27.2	13.6	10.9	3.3	141.5

ACQUISITIONS During the year, we acquired companies and assets using the purchase method of accounting. For details on our acquisitions see *Note 10* to our *Consolidated financial statements.*

OUTLOOK

During 2002, we experienced a significant reduction in revenue mostly due to factors affecting our ability to generate non-recurring revenue. In response, we streamlined our operations to focus on core products, exited non-core lines and realigned our cost structure to match our recurring revenue stream.

We continue to believe in our current model, which is transactional and based on recurring revenue. Although we face slow adoption rates and uncertainty due to the prevailing economic climate, we hope to mitigate their impact by increasing our focus on new sales and customer service, and by realizing revenues from new contracts.

We are also pursuing our review of our various lines of products and businesses to ensure that they continue to meet our objectives.

We will pursue our objectives of operational excellence and execution, cost control and growing sales with our distribution partners – all of which should help strengthen our position in the eBusiness marketplace. After adjusting for a planned reduction of $34.0 million related to certain contracts with related parties, we expect our revenue to remain relatively stable in 2003 with the reduction related to exited activities being offset by growth in our core offerings. In 2003, we expect the level of non-recurring revenue to remain at about 10% of total revenue.

We started to generate positive *earnings before under-noted items* and positive net income in the second half of 2002 as a result of our restructuring initiatives. Through 2003, we expect to continue to deliver profitability as we execute on our 2003 business strategy and see the impact of agreements signed in 2001 and 2002, combined with the full-year's impact of the restructuring activities. The above targets are based upon no significant acquisitions or dispositions.

Effective January 1, 2002 we adopted the requirements of The CICA Handbook, section 3062, *Goodwill and other intangible assets*. The new standards require that goodwill and intangible assets with an indefinite life no longer be amortized to earnings; they must instead be assessed for impairment on an annual basis by applying a fair value test at the reporting unit level. Goodwill amortization amounted to $365.1 million in 2001. Any impairment losses are recognized to the extent that the carrying value of goodwill exceeds the implied fair value and are charged to earnings in the year in which they occur. In addition, the new section includes a one-time transitional impairment test whereby any resulting impairment is charged to opening retained earnings.

On January 1, 2002, we also adopted the recommendations of The CICA Handbook, section 3870, *Stock-based compensation and other stock-based payments*. This section establishes standards for the recognition, measurement and disclosures of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. The new standard sets out the fair value based method of accounting to be used in measuring the cost of employee stock options awards granted on or after January 1, 2002. However, it allows companies the choice of recognizing the resulting compensation expense as a charge to earnings or disclosing in the *Notes* to our *Consolidated financial statements* the effect on net earnings and earnings per share of the compensation expense had it been expensed.

The CICA is the body responsible for the setting of accounting and assurance standards in Canada for business, not-for-profit organizations and government.

As part of its mandate, it issues guidance on control and governance, publishes professional literature, develops continuing education programs and represents the accounting profession nationally and internationally.

The CICA recently issued a new section in its Handbook, section 3063, *Impairment of long-lived assets*. It provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in section 3061 of The CICA Handbook, *Property, plant and equipment*.

The new section requires us to recognize an impairment loss for a long-lived asset to be held and used when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is equal to the amount by which the carrying value of the asset exceeds its fair value.

This section comes into effect in 2004 for BCE Emergis, but The CICA encourages companies to start using the new standards before then. Based on our current business plan, we do not expect that adopting these standards will affect our consolidated financial statements.

DISPOSAL OF LONG-LIVED ASSETS AND DISCONTINUED OPERATIONS The CICA recently issued a new section in its Handbook, section 3475, *Disposal of long-lived assets and discontinued operations*. It provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in section 3061 of The CICA Handbook, *Property, plant and equipment,* and section 3475, *Discontinued operations*.

The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.

It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.

This section comes into effect for disposal activities started on or after May 1, 2003, but The CICA encourages companies to start using the new standards before then. We do not expect that adopting these standards will affect our consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis contains certain forward-looking statements with respect to our Company. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results to differ materially from those contemplated by these forward-looking statements. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect us. You will find below certain risks and uncertainties affecting us. Our Annual Information Form filed with Canadian securities regulatory authorities contains more information on risks and uncertainties. We disclaim any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISKS AND UNCERTAINTIES

GENERAL AND ECONOMIC FACTORS Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth and retail and commercial activity, there tends to be a lower demand for our products and services.

The slowdown and uncertainty in the North American economy have reduced demand for our products and services, which negatively affected our financial performance in 2002 and may also negatively affect it in 2003. In particular, uncertain economic conditions have led to lower spending on information technology services resulting in lower non-recurring revenue.

Weak economic conditions may also negatively affect the financial condition and credit risk of our customers. This could increase uncertainty about our ability to collect receivables.

We are affected by fluctuations in the currency exchange rates between the Canadian and U.S. dollars. The strengthening of the Canadian dollar would have an unfavourable impact on our revenue and net earnings.

ADOPTION OF eBUSINESS Our success depends on widespread use of the Internet as well as other electronic networks as a way to conduct business. Because *e*Business and its related business activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of this market and its sustainable rate of growth. Businesses and customers have not adopted *e*Business and its inherent applications as quickly as originally expected.

ADOPTION RATE OF OUR SOLUTIONS BY CUSTOMERS We must increase the number of transactions we process to build recurring revenue. This increase will depend on the rate at which our solutions are adopted by our customers and distributors' customers. It will also depend on our ability to build an effective sales force as well as stimulate our distributors' sales and influence their marketing plans for our solutions.

RESPONSE TO INDUSTRY'S RAPID PACE OF CHANGE We operate in markets that are experiencing constant technological change, evolving industry standards, changing customer needs, frequent new product and service introductions, and short product life cycles.

Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and introduce and upgrade new technologies, products and services and upgrade existing products and services. The consolidation of health care service providers as well as changes to the U.S. health care landscape may also have a material adverse effect on our business.

We may face additional financial risks as we develop new products, services and technologies, and update them to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Furthermore, substantial investment is usually required before new technologies become commercially viable.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that there will be a market for them. New products or services that use new or evolving technologies could make our existing ones unmarketable, or cause their prices to fall.

COMPETITION The high technology market remains very competitive and one in which we compete with large companies not only in *e*Business, but also with players of all sizes and competencies in a variety of sectors and industries.

Many of our competitors, regardless of size or market share, have substantial financial, marketing, personnel and technological resources. New competitors may also appear as new technologies, products and services are developed.

Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing customers and attract new ones.

OPERATING RESULTS We have announced plans to:

1. focus on key growth areas
2. drive core recurring revenue growth
3. streamline our service offerings and operating costs
4. add new services.

If we fail to successfully carry out these plans, there could be a material adverse effect on our results of operations.

We have incurred losses in the past. Our revenue depends substantially on the amount of services which our customers purchase throughout the year. In addition, we have a number of major customers representing a significant portion of our revenue. If we lose a contract with a major customer and can not replace it, or there is a significant decrease in the number of transactions we process, it could have a material adverse effect on us. Most of our contracts are for a term of three to five years except those with our eHealth (U.S.) operations which are generally renewable on an annual basis as is customary in that industry.

Our operating results have fluctuated in the past, mainly because of variability in non-recurring revenue, the effect of acquisitions and exited activities. We expect fluctuations to continue in the future. If our operating results fail to meet analysts' expectations, the trading price of our common shares could decline. In addition, significant fluctuations in our operating results may harm our business operations by making it difficult for us to implement our business plan and achieve our results.

To be successful in the United States involves significant management and financial resources. In particular, we have to attract and retain experienced management and other personnel. We may not be able to successfully grow our markets and sales in the United States. If we are unsuccessful, this could have a material adverse effect on our business and operating results.

BCE, which owns approximately 65% of our outstanding common shares, can, subject to applicable law, exercise significant control and influence over our affairs, including virtually all matters submitted to a shareholder vote.

BCE has no obligation to remain the majority shareholder or to maintain its current level of ownership in us. The announcement of a decision by BCE to change its treatment of its investment in us, to sell all or a portion of its common shares in us, or any other decision to the same effect could materially affect us, our prospects and the market price of our common shares.

Our growth strategy includes making strategic internally funded acquisitions. There is no assurance that we will find suitable companies to acquire or that we will have enough resources to complete any acquisition. There could be difficulties with integrating the operations of acquired companies with our existing operations. In addition, the current state of capital markets has created a more challenging environment in which to realize acquisitions.

We rely on strategic relationships to increase our customer base, including our relationships with Bell Canada, Visa and Freddie Mac. If these relationships fail, there could be a material adverse effect on our business and operating results.

The growth of our eHealth Solutions Group, North America business unit depends on our ability to:

1. retain contracts with existing providers
2. attract new providers
3. retain or improve the discounts given by providers.

In addition, our results could be materially adversely affected if we lose a significant number of contracts with providers that have a large number of customers, and we are unable to replace them with contracts with other providers and/or contracts with our providers are renegotiated with reduced discounts.

We use medical treatment guidelines in our utilization review and case management services. That means we could be subject to claims relating to:

-- adverse medical consequences because services were denied
-- the cost of services that were denied
-- errors or omissions by health care professionals.

These claims could have a materially adverse effect on our business and operating results.

Defects in our owned or licensed software products, delays in delivery, as well as failures or mistakes in our processing of electronic transactions, could materially harm our business, including our customer relationships and operating results. Our operations are dependent upon our ability to protect our computer equipment, our applications and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. We are party to a disaster recovery agreement that provides an alternative off-site computer system and business resumption site for use in such disastrous events covering the majority of our revenue. There can be no assurance that a fire or other disaster, including national, regional and local telecommunications outages, would not result in a prolonged outage of our operations.

If we are unable to protect the physical and electronic security and privacy of applications, databases and transactions, our business, including customer relationships, could be materially adversely affected.

We believe that our future success will depend upon our ability to attract and retain highly skilled personnel. If we are unable to do so, our business could be materially adversely affected.

We depend on our ability to develop and maintain the proprietary aspects of our technology. We may not be able to enforce our rights or prevent other parties from developing similar technology, duplicating our intellectual property or designing around our intellectual property and this could materially harm our business.

Third parties may claim that we infringe on their intellectual property. Any such claims, with or without merit, could materially harm our business and operating results.

Our security solutions depend on key public cryptography technology. Any major advance in ways to attack cryptographic systems could make some or all of our security solutions obsolete or unmarketable. This could reduce revenues from our security solutions and could materially hurt our business and operating results.

Governments could implement policies adversely affecting our business. Governmental policies adversely affecting our business could be implemented by legislation, executive order, administrative order or otherwise, particularly in the U.S. health care industry. Over the last several years, a number of proposals for health care reform in the U.S. have been made at federal and state levels, including proposals to provide greater government control of health care spending, to reduce fraud and abuse, to broaden access to health care services and to change the operating environment for health care providers and payors. In 2003, the U.S. Congress will continue to consider a number of health reform proposals, and we cannot predict what impact, if any, these current or future health reform proposals might have on our business and operating results.

[illegible]

For the years ended December 31 (millions of dollars)	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]				
*e*Health Solutions Group, North America	**276.9**	307.0	209.9	20.8
BCE Emergis–Canada	**235.6**	296.4	234.3	157.7
BCE Emergis–U.S.A.	**27.4**	53.0	23.8	8.2
	539.9	656.4	468.0	186.7
Recurring revenue (percentage of total revenue)	**91%**	78%	87%	86%
Related party revenue	**141.3**	205.4	122.6	50.5
Gross margin (%)	**77%**	77%	76%	67%
Restructuring and other charges	**116.8**			
EBITDA (note 1)	**(88.2)**	126.8	74.8	3.9
EBITDA margin (%)	**(16%)**	19%	16%	2%
EBITDA excluding restructuring and other charges	**28.6**	126.8	74.8	3.9
EBITDA margin excluding restructuring and other charges	**5.2%**	19%	16%	2%
Depreciation and amortization	**66.2**	87.4	64.5	32.8
Amortization of goodwill	**–**	365.1	281.3	52.5
Interest expense (income), net	**1.2**	7.5	5.2	(2.4)
Net loss	**(110.3)**	(414.4)	(279.3)	(66.1)
Basic and diluted loss per share	**(1.09)**	(4.35)	(3.04)	(0.82)
Net earnings (loss) excluding amortization of goodwill	**(110.3)**	(49.3)	2.0	(13.6)
Basic earnings (loss) per share excluding amortization of goodwill	**(1.09)**	(0.52)	0.02	(0.17)
Weighted average number of shares outstanding (millions)	**101.5**	95.2	91.7	80.3
[illegible]				
Cash and temporary investments	**107.0**	183.3	92.2	81.7
Working capital	**14.3**	145.8	133.0	46.1
Fixed and intangible assets–net	**133.9**	172.1	152.3	126.1
Total debt	**62.0**	65.6	178.2	22.8
Shareholders' equity	**601.9**	914.9	995.0	401.6
[illegible]				
Cash flows from operating activities	**15.2**	105.7	46.9	41.6
Additions to capital assets (including amounts financed)	**31.7**	80.1	83.0	38.1

Note 1: earnings before depreciation, amortization of intangibles, interest, write-down of assets, accretion on convertible debenture, other expenses and income taxes.

For the quarter ended December, September, June and March
(millions of dollars)

*e*Health Solutions Group, North America	63.2	69.8	76.6	67.3
BCE Emergis–Canada	58.5	56.9	60.0	60.2
BCE Emergis–U.S.A.	9.2	8.4	5.3	4.5
	130.9	135.1	141.9	132.0
Recurring revenue (percentage of total revenue)	89%	91%	90%	92%
Related party revenue	31.6	33.1	37.7	38.9
Gross margin (%)	78%	78%	77%	75%
Restructuring and other charges	(2.2)	–	119.0	–
EBITDA (note 1)	21.4	18.5	(107.6)	(20.5)
EBITDA margin (%)	16%	14%	(76%)	(16%)
EBITDA excluding restructuring and other charges	19.2	18.5	11.4	(20.5)
EBITDA margin excluding restructuring and other charges	15%	14%	8%	(16%)
Depreciation and amortization	14.2	14.5	14.7	22.8
Amortization of goodwill	–	–	–	–
Interest expense (income), net	0.7	0.2	–	0.3
Net earnings (loss)	8.6	4.8	(95.8)	(27.9)
Basic and diluted earnings (loss) per share	0.08	0.05	(0.94)	(0.28)
Net earnings (loss) excluding amortization of goodwill	8.6	4.8	(95.8)	(27.9)
Basic earnings (loss) per share excluding amortization of goodwill	0.08	0.05	(0.94)	(0.28)
Weighted average number of shares outstanding (millions)	101.8	101.5	101.4	101.3
Cash and temporary investments	107.0	121.0	121.0	145.2
Working capital (deficiency)	14.3	(1.0)	17.0	113.7
Fixed and intangible assets–net	133.9	149.1	124.7	156.2
Total debt	62.0	69.2	57.9	62.8
Shareholders' equity	601.9	594.9	577.0	887.6
Cash flows from (used for) operating activities	13.6	21.5	9.2	(29.1)
Additions to capital assets (including amounts financed)	10.7	7.9	4.9	8.2

Note 1: earnings before depreciation, amortization of intangibles, interest, write-down of assets, accretion on convertible debenture, other expenses and income taxes.

[illegible]				[illegible]			
83.0	77.5	76.2	70.3	65.5	63.0	63.2	18.2
82.7	75.7	72.0	66.0	67.8	64.5	53.0	49.0
15.7	19.8	10.5	7.0	7.7	4.6	6.0	5.5
181.4	173.0	158.7	143.3	141.0	132.1	122.2	72.7
75%	78%	80%	81%	81%	87%	90%	95%
76.6	46.9	40.6	41.3	41.0	32.4	26.9	22.3
77%	77%	77%	78%	78%	75%	79%	70%
–	–	–	–	–	–	–	–
35.2	34.4	30.9	26.3	24.0	25.7	20.1	5.0
19%	20%	19%	18%	17%	19%	16%	7%
35.2	34.4	30.9	26.3	24.0	25.7	20.1	5.0
19%	20%	19%	18%	17%	19%	16%	7%
21.2	24.4	21.6	20.2	19.6	15.8	14.7	14.4
89.1	92.7	93.0	90.3	88.6	82.4	81.3	29.0
1.6	2.0	2.0	1.9	1.7	1.2	2.4	(0.1)
(101.3)	(107.5)	(90.6)	(115.0)	(72.8)	(83.3)	(82.1)	(41.1)
(1.03)	(1.14)	(0.96)	(1.23)	(0.78)	(0.9)	(0.88)	(0.46)
(12.2)	(14.8)	2.4	(24.7)	15.8	(0.9)	(0.8)	(12.1)
(0.12)	(0.16)	0.03	(0.26)	0.17	(0.01)	(0.01)	(0.14)
98.0	94.2	93.9	93.8	93.6	93.0	92.8	88.5
183.3	81.9	58.6	69.6	92.2	50.4	86.5	79.1
145.8	(76.4)	(36.8)	128.0	133.0	(51.6)	(28.0)	(13.9)
172.1	148.2	138.4	146.2	152.3	142.4	127.8	132.7
65.6	194.9	190.1	189.5	178.2	167.7	155.7	149.1
914.9	764.2	834.7	919.9	995.0	1,041.6	990.2	1,070.2
62.9	36.7	20.7	(14.6)	47.3	5.2	19.3	(24.9)
47.2	10.2	17.0	5.7	29.2	26.0	12.7	15.1

SUPPLEMENTARY FINANCIAL INFORMATION



200
150
100
50
0
REVENUE BY QUARTER In millions of dollars
143.3 132.0
Q1
158.7 141.9
Q2
173.0 135.1
Q3
181.4 130.9
Q4



40
26
12
(2)
(16)
(30)
EBITDA1,2 In millions of dollars
26.3 (20.5)
Q1
30.9 11.4
Q2
34.4 18.5
Q3
34.2 19.2
Q4



0.10
0.0
(0.10)
(0.20)
(0.30)
EARNINGS (LOSS) PER SHARE BY QUARTER3 In dollars
(0.26) (0.28)
Q1
0.03 0.01
Q2
(0.16) 0.05
Q3
(0.12) 0.06
Q4

2001 2002

1 *Earnings before depreciation, amortization of intangibles, interest, write-down of assets, accretion on convertible debenture, other expenses and income taxes*

2 *Excluding the impact of restructuring and other charges in 2002*

3 *Excluding restructuring and other charges (2002) and goodwill amortization (2001)*

MANAGEMENT'S REPORT

The accompanying consolidated financial statements of BCE Emergis Inc. and its subsidiaries (collectively the Company), and all information in this annual report, are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on estimates and judgments of management and in their opinion present fairly the Company's financial position, results of operations and cash flows. Financial information presented elsewhere in the annual report is consistent with that in the financial statements.

Management, in furtherance of the integrity and objectivity of the financial statements, has developed and maintains a system of internal controls. Management believes the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements and that the Company's assets are properly accounted for and safeguarded. The internal control process includes management's communication to employees of policies that govern ethical business conduct.

The Board of Directors carries out its responsibility for the financial statements in this annual report principally through its Audit Committee. The Audit Committee reviews the Company's annual consolidated financial statements and other information in this annual report, and recommends their approval by the Board of Directors. The shareholders' auditors have free and independent access to the Audit Committee.

These financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP, Chartered Accountants.



Pierre Blouin
CHIEF EXECUTIVE OFFICER



John Valentini
CHIEF FINANCIAL OFFICER
Montréal (Québec) Canada, February 14, 2003

AUDITORS' REPORT

To the shareholders of BCE Emergis Inc.

We have audited the consolidated balance sheets of BCE Emergis Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings, deficit and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian Generally Accepted Accounting Principles (GAAP).



Deloitte & Touche LLP
CHARTERED ACCOUNTANTS

Montréal (Québec) Canada, February 14, 2003

CONSOLIDATED STATEMENTS OF EARNINGS

YEARS ENDED DECEMBER 31 (In millions of Canadian dollars, except share data)	2002	2001
Revenue	539.9	656.4
Direct costs	123.5	148.6
Gross margin	416.4	507.8
EXPENSES		
Operations	176.5	178.3
Sales and marketing	66.3	77.1
Research and development, net (note 15)	72.1	58.3
General and administrative	72.9	67.3
Restructuring and other charges (note 6)	116.8	–
	504.6	381.0
EARNINGS (LOSS) BEFORE UNDER-NOTED ITEMS	(88.2)	126.8
Depreciation	25.1	21.6
Amortization of intangible assets	41.1	430.9
Interest income	(3.3)	(4.7)
Interest on long-term debt	4.5	12.2
Accretion on convertible debenture due to parent, related to the option (note 11)	–	21.0
Writedown of marketable securities and other assets (note 7)	0.1	41.3
Other	(0.8)	(2.2)
Loss before income taxes	(154.9)	(393.3)
INCOME TAXES (note 15)		
Current	14.4	17.5
Future	(59.0)	3.6
	(44.6)	21.1
Net loss	(110.3)	(414.4)
Basic and diluted loss per share (note 12)	(1.09)	(4.35)
Weighted average number of shares outstanding used in computing basic and diluted loss per share	101,534,509	95,186,035

The accompanying *Notes* are an integral part of the *Consolidated financial statements.*

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED DECEMBER 31 (In millions of Canadian dollars)	**2002**	**2001**
Deficit, beginning of year, as previously reported	**(786.4)**	(372.0)
Adjustment related to the adoption of new accounting recommendations relating to goodwill and other intangible assets (note 2)	**(183.4)**	–
Deficit, beginning of year, as restated	**(969.8)**	(372.0)
Net loss	**(110.3)**	(414.4)
Deficit, end of year	**(1,080.1)**	(786.4)

The accompanying *Notes* are an integral part of the *Consolidated financial statements.*

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 (In millions of Canadian dollars)	2002	2001
ASSETS		
Current		
Cash and cash equivalents	107.0	183.3
Marketable securities (market value $3.1 million as at December 31, 2001)	–	1.9
Accounts receivable	57.8	98.6
Future income taxes (note 15)	7.5	5.6
Other current assets	10.4	9.6
	182.7	299.0
Fixed assets (note 3)	46.9	58.6
Intangible assets (note 4)	87.0	113.5
Goodwill (note 2)	291.2	477.2
Future income taxes (note 15)	131.4	68.7
Other long-term assets (note 5)	74.0	89.9
	813.2	1,106.9
LIABILITIES		
Current		
Accounts payable and accrued liabilities (note 6)	120.2	100.2
Deferred revenue (note 10a)	22.1	12.3
Deferred credits	–	12.0
Long-term debt (note 8)	26.1	28.7
	168.4	153.2
Deferred credits and other (note 6)	7.0	1.9
Long-term debt (note 8)	35.9	36.9
	211.3	192.0
COMMITMENTS AND CONTINGENCIES (note 14)		
SHAREHOLDERS' EQUITY		
Capital stock (note 9)	1,562.6	1,596.0
Contributed surplus (note 9)	64.2	46.2
Deficit	(1,080.1)	(786.4)
Foreign currency translation adjustment (note 16)	55.2	59.1
	601.9	914.9
	813.2	1,106.9

The accompanying *Notes* are an integral part of the *Consolidated financial statements.*

On behalf of the Board of Directors,



Michael J. Sabia
DIRECTOR



Robert Kearney
DIRECTOR

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31 (in millions of Canadian dollars)	2002	2001
OPERATING ACTIVITIES		
Net loss	(110.3)	(414.4)
Depreciation and amortization	66.2	452.5
Accretion on convertible debenture due to parent, related to the option	–	21.0
Writedown of marketable securities and other assets	0.1	41.3
Future income taxes	(59.0)	3.6
Current non-cash portion of restructuring and other charges (note 6)	72.6	–
Long-term portion of restructuring and other charges (note 6)	5.6	–
Other	(2.8)	(1.9)
Changes in working capital (note 13)	42.8	3.6
Cash flows from operating activities	15.2	105.7
INVESTING ACTIVITIES		
Additions to fixed and intangible assets	(23.8)	(57.0)
Acquisitions	(42.0)	(59.2)
Cash acquired on acquisition	–	0.8
Proceeds on sale of marketable securities	2.7	26.0
Loan receivable (note 5)	0.7	(12.0)
Settlement of a note payable	–	(1.5)
Cash flows used for investing activities	(62.4)	(102.9)
FINANCING ACTIVITIES		
Repayment of long-term debt	(29.7)	(30.2)
Issue of long-term debt	–	15.7
Issue of common shares	0.4	252.4
Repayment of convertible debenture due to parent	–	(150.0)
Cash flows from (used for) financing activities	(29.3)	87.9
FOREIGN EXCHANGE GAIN ON CASH HELD IN FOREIGN CURRENCIES	0.2	0.4
CASH AND CASH EQUIVALENTS		
Increase (decrease)	(76.3)	91.1
Balance, beginning of year	183.3	92.2
Balance, end of year	107.0	183.3
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Interest paid	4.8	14.5
Income taxes paid	9.8	10.7

The accompanying *Notes* are an integral part of the *Consolidated financial statements.*

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

1. GOVERNING STATUTE AND NATURE OF OPERATIONS

BCE Emergis Inc. (BCE Emergis), incorporated under the Canada Business Corporations act, is a leading North American eBusiness company enabling specialized transaction processes for the finance and health sectors. BCE Emergis, together with its subsidiaries is hereinafter referred to as the Company. The Company's focus is to supply solutions to businesses that automate transactions between companies and allows them to interact and transact electronically. The Company's leading technologies are centered on claims and loan-related document processing, electronic bill presentment and payment solutions. The Company's customers include leading North American health insurers and banks as well as a number of North America's largest enterprises.

2. ACCOUNTING POLICIES

NEW ACCOUNTING STANDARDS BUSINESS COMBINATIONS/GOODWILL AND OTHER INTANGIBLE ASSETS The CICA issued new Handbook sections 1581, *Business combinations*, and 3062, *Goodwill and other intangible assets*. Effective January 1, 2002, goodwill and intangible assets with an indefinite life are no longer amortized to earnings and are assessed for impairment on an annual basis with any resulting write-downs charged to earnings in the year in which it occurs. The new standards also include a one time transitional impairment test whereby any resulting impairment is charged to opening retained earnings. During the year the Company's management allocated its existing goodwill to its reporting units and completed the transitional impairment test for goodwill as at January 1, 2002. An impairment of $183.4 million was charged to opening retained earnings in the second quarter of 2002 relating to impaired goodwill of the e-Health Solutions Group business unit ($86.0 million), BCE Emergis-U.S.A business unit ($71.7 million) and BCE Emergis-Canada business unit ($25.7 million). The remaining change in goodwill in 2002 relates to the foreign exchange impact of the self-sustaining operations.

The new accounting recommendations also require that a reconciliation of goodwill be provided.

	2002	**2001**
Goodwill, beginning of year	**477.2**	737.8
Adjustment relating to the adoption of new accounting recommendations relating to goodwill and other intangible assets	**(183.4)**	–
Goodwill acquired during the year	**–**	73.7
Amortization expense	**–**	(365.1)
Other	**(2.6)**	30.8
Goodwill, end of year	**291.2**	477.2

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

2. ACCOUNTING POLICIES (continued)

In addition, the new accounting recommendation also requires disclosure of the reconciliation between the reported net loss and the net loss without the amortization of goodwill.

For the years ended December 31	2002	2001
Net loss, as reported	(110.3)	(414.4)
Goodwill amortization expense, net of tax	–	365.1
Net loss, adjusted	(110.3)	(49.3)
Adjusted basic and diluted loss per share ($)	(1.09)	(0.52)

STOCK-BASED COMPENSATION The Company also adopted the new recommendations of CICA Handbook section 3870, *Stock-based compensation and other stock-based payments*, effective January 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services and applies to transactions, including non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments. This Section sets out a fair value based method of accounting and is required for certain stock-based transactions and applies to employee stock option awards granted on or after January 1, 2002. However, the Company, as permitted by Handbook Section 3870, has elected to continue to account for employee stock options by measuring compensation cost for these options as the excess, if any, of the quoted market price of the Company's common shares at the date of grant over the amount an employee must pay to acquire the common shares. The total number of outstanding stock options granted to employees and included in note 9 was 6,169,114 at December 31, 2002.

The following outlines the impact and underlying assumptions had the company used the fair value based method of accounting for awards granted on or after January 1, 2002 to determine the compensation cost for the Company's stock-based employee compensation plans.

For the year ended December 31	2002
Net loss, as reported	(110.3)
Adjustment to net loss	(5.7)
Proforma net loss	(116.0)
Proforma basic and diluted loss per share ($)	(1.14)
Assumptions used in the Black-Scholes option pricing model:	
Dividend yield	0.0%
Expected volatility	75.0%
Risk-free interest rate	4.42%
Expected life (years)	4
Weighted-average grant date fair value ($)	$10.95

FOREIGN CURRENCY TRANSLATION The CICA issued amendments to Handbook section 1650, *Foreign currency translation*. Effective January 1, 2002, the standards require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments are required to be applied retroactively with restatement of prior periods. The adoption of the amended standard had no significant impact on the financial statements.

2. ACCOUNTING POLICIES (continued)

BASIS OF PRESENTATION The consolidated financial statements of BCE Emergis have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of all its subsidiaries. Certain prior year's figures have been reclassified to conform with the current year's presentation.

REVENUE RECOGNITION Revenue is recognized as it is earned in accordance with the following:

- Transaction fees are recognized as transactions are processed.
- Fees, such as hosting fees, network access fees and standby fees are recognized as services are rendered or over the term of the contract.
- License fees are recognized according to the terms of the license agreement. Perpetual licenses are recognized upon delivery of the licensed software. Where the arrangement includes multiple elements, license fee revenues are recognized on delivery, provided the undelivered elements are not essential to the functionality of the license and the Company has evidence of fair value for all of the undelivered elements. If payment of the license fee is subject to acceptance of the license, revenue is not recognized until customer acceptance or expiration of the acceptance period. The Company's agreements with customers and resellers do not contain product return rights.
- Maintenance fees are recognized as earned.
- Fees for professional and integration services are recognized as the services are rendered.
- Fees for fixed price development work are recognized using the percentage-of-completion method either on the basis of percentage of costs incurred to date on a contract, relative to the estimated total contract costs or on the basis of the achievement of contract milestones. Losses, if any, on long-term contracts are recognized during the period they are determined.
- Any other billings or cash received in advance of services rendered are recorded as deferred revenue.

CASH AND CASH EQUIVALENTS Investments with original maturities of three months or less are classified as cash equivalents.

FIXED AND INTANGIBLE ASSETS Fixed and intangible assets are carried at cost. Depreciation and amortization are calculated on a straight-line basis over the estimated useful life of the assets. The estimated useful lives of the assets are as follows:

Acquired technologies	– 3 to 5 years
Computer equipment, software, licenses and other acquired rights, assets under capital leases	– 3 years
Furniture and fixtures	– 5 years
Office equipment	– 5 years
Leasehold improvements	– over the lease terms expiring on various dates until 2011
Customer acquisition costs	– 5 years
Customer relationship	– 3 to 8 years

The Company reviews the carrying value of fixed assets and finite life intangible assets for potential impairment on an ongoing basis considering events or changes in circumstances indicating that the carrying value may not be recoverable. In order to determine if such an impairment exists, management considers the impact of technological developments and the estimated future net operating undiscounted cash flows expected to be derived from these assets. An impairment in the value of these assets is written off against earnings in the year such impairment occurs.

DEFERRED CREDITS Deferred credits consist of the deferred portion of a gain generated by a real estate transaction involving the sale and leaseback of a real estate asset and a portion of the consideration received on exited activities repayable to the purchaser over a two-year period if certain conditions are not met. The real estate gain is being amortized to income over a period of up to 8 years, representing the remaining term of the related lease.

INCOME TAXES The Company uses the liability method of accounting for income taxes. Future income taxes are provided for temporary differences between the carrying

2. ACCOUNTING POLICIES (continued)

amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, computed based on rates and provisions of enacted and substantially enacted tax law.

EARNINGS PER SHARE Basic earnings per share is calculated based on the weighted-average number of shares outstanding. In addition, the treasury stock method is used to compute the dilutive effect of options, warrants and similar instruments.

FOREIGN CURRENCY TRANSLATION Monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities and revenue and expenses arising from foreign currency transactions are translated at the exchange rate in effect at the date of the transaction. These exchange gains or losses arising from the translation are included in operations.

Self-sustaining subsidiaries are accounted for under the current-rate method. Under this method, assets and liabilities of subsidiaries are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as *Foreign Currency Translation Adjustment* in shareholders' equity.

Integrated foreign subsidiaries are accounted for under the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at average rates for the period. Exchange gains or losses arising from these translations are included in operations.

RESEARCH AND DEVELOPMENT Research costs are expensed as incurred. Development costs are expensed if they do not meet the criteria for deferral. Investment tax credits earned relative to research and development activities are recorded as a reduction of the expense.

USE OF ESTIMATES The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FUTURE ACCOUNTING CHANGES The CICA issued a new Handbook section 3063, *Impairment of long-lived assets*. This sections provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. This section also replaces the write-down provisions in section 3061, *Property, plant and equipment*. Effective January 1, 2004, the standards require the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. Management does not expect the adoption of the new standard to have an impact on its financial statements.

In addition, the CICA also issued new Handbook section 3475, *Disposal of long-lived assets and discontinued operations*. This section provides guidance on recognizing, measuring, presenting, and disclosing long-lived assets to be disposed of. This section also replaces the disposal provisions in section 3061, *Property, plant and equipment*, and section 3475, *Discontinued operations*. This new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at its fair value less disposal costs. The section also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets. This section comes info effect for disposal activities started on or after May 1, 2003. Based on its current business plan, management does not expect the adoption of the new standard to have an impact on its financial statements.

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

3.
FIXED ASSETS

December 31, 2002	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Computer equipment	48.1	35.3	12.8
Computer equipment under capital lease	49.4	29.7	19.7
Furniture and fixtures	13.7	7.9	5.8
Office equipment	5.1	4.0	1.1
Leasehold improvements	14.5	7.0	7.5
	130.8	83.9	46.9
December 31, 2001			
Computer equipment	46.2	30.0	16.2
Computer equipment under capital lease	43.0	18.2	24.8
Furniture and fixtures	13.4	5.7	7.7
Office equipment	4.9	3.2	1.7
Leasehold improvements	12.8	4.6	8.2
	120.3	61.7	58.6

4.
INTANGIBLE ASSETS

December 31, 2002	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Acquired technologies	28.8	–	28.8
Software	42.6	27.8	14.8
Licenses and other acquired rights	56.2	43.0	13.2
Software under capital lease	1.6	0.8	0.8
Customer acquisition costs	13.4	3.3	10.1
Customer relationship	22.2	2.9	19.3
	164.8	77.8	87.0

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

4. INTANGIBLE ASSETS (continued)

December 31, 2001	COST	ACCUMULATED DEPRECIATION	NET BOOK VALUE
Acquired technologies	117.8	96.9	20.9
Software	34.7	19.3	15.4
Licenses and other acquired rights	88.0	25.0	63.0
Software under capital lease	1.1	0.3	0.8
Customer acquisition costs	13.4	–	13.4
	255.0	141.5	113.5

The following table details additions of intangible assets during the year as well as disposals and write-downs:

	ADDITIONS	DISPOSALS AND WRITE-DOWNS
Acquired technologies	28.8	20.9
Software	9.2	–
Licenses and other acquired rights	1.7	32.7
Software under capital lease	0.5	–
Customer relationship	22.2	–
	62.4	53.6

5. OTHER LONG-TERM ASSETS

Included in other long-term assets is an amount of $55.9 million ($60.7 million in 2001) representing advances to providers of medical services (contracting providers). The Company's contracts with contracting providers prescribe specific fee concessions on medical services rendered by the contracting providers to patients covered by medical plans of payor clients. In partial consideration for the price concessions furnished by them, contracting hospitals are offered the option by the Company of receiving an advance (prepayment) of a portion of the estimated annual claims volume that such contracting hospitals have with payor clients. Upon termination of a provider contract by either party, the amount of advances (prepayments) through the date of termination becomes fully due and payable to the Company. The Company considers deposits with contracting providers recoverable. The Company also assesses the collectibility and provides for those amounts where collection is in doubt.

In 2001, other long-term assets also included an amount of $9.0 million which represented the long term portion of a $12.0 million loan receivable from a company in which the Company had an investment, accounted for as a portfolio investment, which was liquidated during the year.

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

6.
RESTRUCTURING AND OTHER CHARGES

In April 2002, the Company announced its plan to focus on key growth areas, drive recurring revenue growth and streamline its service offerings and operating costs. Concurrent with the focus on key areas of growth, the Company developed a restructuring program to streamline its service offerings and reduce its operating cost structure. A review of the product suite identified services that were considered non-core and that the Company has exited or plans to exit. In addition, in light of the announcement, the Company re-evaluated the carrying value of certain assets. As at December 31, 2002 this restructuring process is substantially complete. This review and evaluation resulted in a pre-tax charge to earnings totalling $116.8 million for the year ended December 31, 2002. The charge included restructuring charges totalling $92.5 million, and other charges (asset write-downs) totalling $24.3 million. Included in other charges is a write-down of the intangible asset related to the *e*-route acquisition discussed in note 10b. The restructuring charge includes cash charges totalling $44.2 million and asset write-downs related to exited product lines in the amount of $48.3 million. The cash charge includes employee severance and other employee costs, contract settlements and costs of leased premises no longer in use, net of recoveries.

As part of the restructuring, the net proceeds received from the sale of the assets of its wire services (*e*News) and proceeds received upon the liquidation of a company accounted for as a portfolio investment were recorded against restructuring charges.

In July 2002, the Company sold the assets of *e*News for $5.6 million, of which $4.3 million was paid at closing, $0.3 million was paid in the fourth quarter of 2002 and the balance of $1.0 million is payable in July 2003. The agreement was in line with the plan announced in April 2002 to exit non-core activities.

At December 31, 2002, the remaining unpaid balance of the restructuring provision was $22.6 million; of which $17.0 million is included in accounts payable and accrued liabilities and $5.6 million is included in deferred credits and other.

The following table displays the activity and balance of the restructuring and other provision accounts for the year ended December 31, 2002.

		CUMULATIVE DRAW DOWNS (RECOVERY)		
	TOTAL CHARGE	CASH (CREDITS)	NON-CASH	BALANCE DEC. 31, 2002
RESTRUCTURING COSTS AND CREDITS				
Asset write-downs	48.3	–	48.3	–
Severance and other employee costs	25.2	13.4	–	11.8
Contract settlements	16.0	9.5	–	6.5
Lease costs	3.0	1.2	–	1.8
Other	6.4	3.3	–	3.1
Proceeds, net	(6.4)	(5.8)	–	(0.6)
	92.5	21.6	48.3	22.6
OTHER CHARGES				
Asset write-downs	24.3	–	24.3	–
Total	116.8	21.6	72.6	22.6

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

7.

WRITE DOWN OF MARKETABLE SECURITIES AND OTHER ASSETS

During the year ended December 31, 2001, a write-down of $33.1 million was recorded in the *Consolidated Statement of Earnings* to reflect the unrealized loss in the market value of The Descartes Systems Group (Descartes) shares. These securities were received as partial consideration in 2000 for the sale of logistics electronic messaging services to Descartes.

During the year ended December 31, 2001, a provision of approximately $5.4 million was recorded on certain other current assets to reflect an impairment in their net realizable value.

8.

LONG-TERM DEBT

	2002	2001
Obligations under capital leases, secured by moveable hypothecs on the related equipment, bearing interest at a weighted-average rate of 7.74% (2001 – 7.65%) and maturing on dates varying from January 2003 to January 2006. (note 14)	29.2	38.9
Note payable bearing interest of 8% per annum repayable in two equal instalments of $6,000,000 USD on December 30, 2004 and December 30, 2005.	18.9	–
Unsecured term loan payable bearing interest at 8.14%, repayable in monthly instalments of $248,000 including capital and interest, until November 2004.	5.3	8.0
Loans with various financial institutions bearing interest at varying rates of 9.25% and 9.43%, repayable in monthly instalments, including capital and interest, of $255,000 until August 2003, and $214,000 thereafter and maturing on dates varying from August 2003 to August 2004.	4.3	8.7
Non-interest bearing balance of sale repayable in an instalment of $1,200,000 USD in July 2003, secured by a standby letter of credit in the amount of $2,000,000 USD which will be extinguished upon final payment in July 2003.	1.9	6.4
Balance of sale bearing interest at 8.14%, repayable in annual instalments of $270,000 USD commencing in 2003 and maturing in December 2005.	1.3	1.3
Non-interest bearing balance of sale, repayable in annual principal instalments of $250,000 maturing in July 2006.	1.0	1.2
Term loan payable to a company under common control, bearing interest at 8.75%, repayable in monthly principal payments of $83,333 plus interest until January 2003, secured by a customer list held in escrow.	0.1	1.1
	62.0	65.6
Less: current portion	26.1	28.7
	35.9	36.9

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

8. LONG-TERM DEBT (continued)

Minimum instalments on long-term debt, excluding obligations under capital leases (see Note 14), are as follows:

2003	7.8
2004	14.5
2005	10.2
2006	0.3
2007	–

The Company has unsecured revolving bank credit facilities totalling $8.0 million. Funds advanced under these facilities are available at the Canadian bank prime rate, Banker's acceptances rates, U.S. base and LIBOR rates. These facilities are renewable annually. At December 31, 2002 no amount had been drawn on these facilities.

9. CAPITAL STOCK

AUTHORIZED

Unlimited number of shares without par value.
Common shares, voting and participating.
Preferred shares, issuable in series, non-voting, terms and conditions determinable at issuance.

	DECEMBER 31, 2002		DECEMBER 31, 2001	
	NUMBER	$	NUMBER	$
Issued and fully paid				
Common shares	101,896,418	1,514.0	101,308,517	1,510.5
Common shares to be issued	–	34.0	–	70.9
Options issued in connection with the BCE Emergis Technologies, Inc. acquisition	–	14.6	–	14.6
		1,562.6		1,596.0

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

9. CAPITAL STOCK (continued)

The stated capital stock as at December 31, 2002 is detailed as follows:

	ISSUED AND FULLY PAID		NOT ISSUED AND NOT FULLY PAID	OPTIONS ISSUED AS PART OF ACQUISITION
	NUMBER	COMMON SHARES $	$	$
Balance December 31, 2000	93,651,603	1,232.8	56.3	14.6
Issue of common shares (A)	583,598	6.0		
Issue of common shares (B)	146,672	3.9		
Issue of common shares (C)	319,981	15.0	(17.6)	
Issue of common shares (C)	135,695	6.4	1.9	
Issue of common shares (D)	2,600,000	100.8		
Issue of common shares (E)	3,870,968	150.0		
Share issue costs (F)		(4.4)		
Common shares to be issued (G)			30.3	
Balance December 31, 2001	101,308,517	1,510.5	70.9	14.6
Issue of common shares (H)	102,270	0.7		
Common shares to be issued (I)			(10.1)	
Issue of common shares (J)	485,631	3.1		
Common shares to be issued (I)			(26.8)	
Share issue costs		(0.3)		
Balance December 31, 2002	101,896,418	1,514.0	34.0	14.6

FOR THE YEAR ENDED DECEMBER 31, 2001

A. 583,598 stock options were exercised to purchase 583,598 common shares for cash consideration of $6.0 million.

B. 146,672 common shares were issued for a total consideration of $3.9 million in connection with the acquisition in September 2001 of San Francisco I, LLC, a wholly owned subsidiary of Bank of America, N.A, as described in Note 10d.

C. 319,981 additional common shares for a value of $15.0 million were issued for the first instalment payment and 135,695 additional common shares for a value of $6.4 million were issued for the payment of the contingent consideration related to the acquisition of InvoiceLink Corporation, (renamed BCE Emergis Technologies, Inc.) in September 2000.

D. 2,600,000 common shares were issued for $100.8 million in cash in connection with the November 15, 2001 common share offering to the public.

E. 3,870,968 common shares were issued for $150.0 million in cash to BCE Inc. in connection with the November 15, 2001 common share offering.

F. Share issue costs in the amount of $4.4 million were incurred in connection with the November 15, 2001 common share offering.

G. The number of shares to be issued in connection with the Associates for Health Care (AHC) acquisition as described in Note 10f is not determinable as at December 31, 2002.

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

9. CAPITAL STOCK (continued)

FOR THE YEAR ENDED DECEMBER 31, 2002

A. 102,270 stock options were exercised to purchase 102,270 common shares for cash consideration of $0.7 million.

B. During the second quarter of 2002 the Company paid the first of three instalments relating to the AHC acquisition in June 2001. The Company exercised its option to settle this first instalment with a cash payment of $6.7 million USD ($10.1 million CAD).

C. 485,631 additional common shares were issued for the second of three instalment payments relating to the acquisition of BCE Emergis Technologies, Inc. The Company settled 20% of the instalment balance with a cash payment of $3.6 million USD ($5.7 million CAD). An amount of $18.0 million, representing the differential between the current share price and the estimated share price at September 30, 2001, was attributed to contributed surplus.

STOCK OPTIONS The Company has granted options to directors, officers, employees and service providers of the Company to purchase common shares. Under the BCE Emergis Share Option Plan, the exercise price of the options is set at the market value of the underlying shares on the last trading day prior to the effective date of the grant. The options granted before December 14, 1999 vest over a five-year period, and expire six years after the grant date. Options granted after December 14, 1999 vest over a four-year period starting in the second year after the grant and expire six years after the grant date. In November 1999, as part of the acquisition of SNS/Assure Corp. and Assure Health Inc., BCE Emergis assumed the obligations of these two corporations under their respective stock option plans and the options under such plans now entitle the holder to common shares of the Company. In total, 301,729 common shares were optioned under these two plans. Such options are all vested and will generally expire 10 years from the date of their original grant by the two acquired corporations. Also in September 2000, as part of the acquisition of BCE Emergis Technologies, Inc., BCE Emergis assumed the obligations of this corporation under its stock option plan and the options under such plan now entitle the holder to common shares of the Company. In total, 167,968 common shares were optioned under this plan. Subject to a number of exceptions, such options vest over a four-year period, and expire 10 years after their original grant by BCE Emergis Technologies, Inc. The exercise prices under the three stock option plans assumed as part of these acquisitions are based on a formula related to the acquisition price. As at December 31, 2002, 6,299,114 (5,052,783 in 2001) options were outstanding.

The following table summarizes option activity:

	DECEMBER 31, 2002		DECEMBER 31, 2001	
	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE $	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE $
Outstanding–beginning of year	5,052,783	37.19	3,361,674	29.04
Granted	3,499,604	18.68	3,085,398	44.55
Exercised	(102,270)	6.68	(583,598)	10.26
Cancelled	(2,151,003)	38.59	(810,691)	50.79
Outstanding–end of year	6,299,114	26.94	5,052,783	37.19

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

9. CAPITAL STOCK (continued)

The following table summarizes information about options outstanding under the share option plans at December 31, 2002:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE		
RANGE OF EXERCISE PRICES	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE $	WEIGHTED AVERAGE REMAINING LIFE (YRS.)	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE $	WEIGHTED AVERAGE REMAINING LIFE (YRS.)
$0.00 to $5.00	42,523	0.59	5.7	20,354	0.55	5.7
$5.01 to $7.50	268,500	5.76	4.9	25,000	7.00	1.3
$7.51 to $10.00	2,872,352	9.00	4.4	802,976	8.87	2.1
$10.01 to $15.00	183,090	12.02	4.4	88,312	12.00	2.0
$15.01 to $20.00	25,435	18.20	4.3	19,058	17.69	4.3
$20.01 to $30.00	210,664	27.29	4.1	61,778	25.63	3.5
$30.01 to $45.00	1,481,649	39.13	4.0	81,822	37.57	3.3
$45.01 to $67.50	1,043,590	53.75	3.7	85,120	58.71	3.6
$67.51 to $100.00	76,511	82.22	3.6	20,139	82.20	3.6
$100.01 to $150.00	44,800	108.30	3.4	11,201	108.30	3.4
$150.01 to $200.00	50,000	172.80	3.1	50,000	172.80	3.1
	6,299,114	26.94		1,265,760	23.60	

EMPLOYEE SHARE PURCHASE PLAN The Company has an employee share purchase plan (ESPP) whereby participating Canadian employees can contribute up to 10% of their pre-tax salary. The Company contributes fifty cents for each dollar a participant contributes, with a maximum contribution of 3% of a participant's earnings. Compensation expense related to the ESPP amounted to $1.5 million in 2002 ($0.9 million in 2001).

WARRANTS From time to time, the Company enters into formal business arrangements for the use and distribution of certain technology solutions with strategic partners. Under the terms of such arrangements, the partners may acquire warrants to purchase shares of the Company.

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

9. CAPITAL STOCK (continued)

The following table summarizes warrant activity:

	DECEMBER 31, 2002			DECEMBER 31, 2001		
	NUMBER OF WARRANTS OUTSTANDING[1]	NUMBER OF EXERCISABLE WARRANTS[1]	WEIGHTED AVERAGE EXERCISE PRICE OF EXERCISABLE WARRANTS $	NUMBER OF WARRANTS OUTSTANDING[1]	NUMBER OF EXERCISABLE WARRANTS[1]	WEIGHTED AVERAGE EXERCISE PRICE OF EXERCISABLE WARRANTS $
Outstanding–beginning of year	1,650,000	550,000	$59.20	650,000	300,000	$47.24
Warrants	–	–	–	1,000,000[2]	250,000	$73.55
Expiration of warrants	(750,000)[3]	–	–	–	–	–
Outstanding–end of year	900,000	550,000	$59.20	1,650,000	550,000	$59.20

1 Warrants are convertible into common shares of the Company on a 1:1 basis.
2 These warrants were granted to shareholders of a company in which BCE Emergis had an investment accounted for as a portfolio investment.
3 The warrants granted to shareholders of a company in which BCE Emergis had an investment accounted for as a portfolio investment were extinguished due to the liquidation of this company. The remaining 250,000 warrants will expire in early 2003 as a result of the termination of the contractual relationship with that company.

The non-exercised warrants will become exercisable upon the attainment of certain contractual arrangements and the exercise price will be determined at this time and expire on December 31, 2006. No amount has been recorded in the financial statements as a result of these arrangements.

CONTRIBUTED SURPLUS

	2002	2001
Balance–beginning of year	46.2	25.2
Amount relating to the BCE Emergis Technologies, Inc. acquisition	18.0	–
Unexercised conversion option	–	21.0
Balance–end of year	64.2	46.2

Contributed Surplus as at December 31, 2001 represents the amount of the unexercised conversion option on the convertible debenture due to parent issued in March 2000 and redeemed in December 2000, as well as the unexercised conversion option on the BCE Inc. convertible debenture issued in December 2000 and repaid with the proceeds of the issuance and the sale of the 3,870,968 common shares to BCE in November 2001. The increase in contributed surplus in 2002 represents the Company's settlement of 20% of the second instalment payment relating to the acquisition of BCE Emergis Technologies, Inc. in cash. An amount of $18.0 million, representing the differential between the current share price and the estimated share price at September 30, 2001, was attributed to contributed surplus. (see Note 9j).

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

10.
ACQUISITIONS

A. In September 2002, the Company acquired, through a wholly owned subsidiary (the subsidiary), the on-line mortgage processing and closing technology tools from The Federal Home Loan Mortgage Corporation (Freddie Mac) for cash and other consideration of $18.3 million USD, including $0.5 million USD of professional services. Pursuant to the asset purchase agreement the purchase price includes an initial payout of $5.8 million USD, a note payable totaling $12.0 million USD, warrants issued to Freddie Mac which, upon their exercise, grant ownership of 49.9% of the subsidiary subject to certain conditions, and other considerations dependent on future performance. The fair value of these warrants at the time of acquisition was negligible. The subsidiary is required to pay interest of 8% per annum on the note payable which is to be settled in two equal instalments on December 30, 2004 and December 30, 2005. The warrants become exercisable for a one year period commencing December 31, 2011.

The total purchase price of $18.3 million USD ($28.8 million CAD) has been allocated to acquired technologies and will be amortized over a five-year period beginning upon the commencement of commercial activities.

Pursuant to the transaction, the Company also entered into a marketing agreement with Freddie Mac for the promotion and marketing of the on-line mortgage processing and closing technology tools to lenders in the United States mortgage market. Under the terms of this agreement, the Company is entitled to receive $14.0 million USD ($22.1 million CAD) from Freddie Mac to fund customer implementations on to the platform. As at December 31, 2002, $9.0 million USD ($14.2 million CAD) had been received from Freddie Mac. These payments are included as deferred revenue on the Company's balance sheet until the implementation services are completed, at which time they are recognized as revenue.

B. In April 2002, the Company acquired the outstanding common shares of *e*-route inc. for $26.3 million; $6.9 million in cash and $19.4 million in assumed liabilities to the Company, and performance related contingent consideration of up to $13.0 million. The Company also incurred transaction costs in the amount of $0.7 million relating mostly to professional fees. *e*-route was owned by six of Canada's leading financial institutions and was involved in the creation of new services for their on-line banking customers. The transaction was accounted for using the purchase method.

The results of operations of *e*-route have been included in the Company's results since April 19, 2002, the date of acquisition.

The intangible asset related to the acquisition was written down to reflect the fair value of the existing service offerings. This resulted in a $7.6 million write-down to the intangible asset (Note 6). The remaining amount was allocated to customer relationship and will be amortized over a period of 8 years. No value was assigned to the service offerings still in the development stage.

C. In April 2002, the Company acquired the outstanding common shares of Admar Group Inc. (Admar), a wholly owned subsidiary of the Principal Financial Group Inc. for a total cash consideration of $3.0 million USD. The acquisition was for Admar's preferred provider organization network services and utilization management services. Pursuant to a stock purchase agreement, $1.25 million USD was paid at closing and the balance was paid on December 31, 2002. The Company also incurred integration and transaction costs in the amount of $0.7 million USD relating mostly to professional services.

The acquisition cost of $3.7 million USD ($5.8 million CAD) was allocated to customer relationship ($5.5 million CAD) and current assets ($0.3 million CAD).

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

10. ACQUISITIONS (continued)

D. In September 2001, the Company acquired, through a merger, the assets in the business-to-business electronic invoice presentment and payment business of San Francisco I, LLC, a wholly owned subsidiary of Bank of America, N.A., for $8.5 million USD; $6.0 million USD in cash and $2.5 million USD in shares.

The acquisition cost of $8.5 million USD ($13.4 million CAD) was allocated to customer acquisition costs, which is being amortized over a period of five years.

E. In July 2001, the Company acquired the assets of ProCure.Com, a technology provider of supplier enablement applications in the province of Ontario, Canada, for a total cash consideration of $5.9 million. The Company also incurred transaction costs in the amount of $0.5 million in connection with the acquisition relating mostly to professional fees. The transaction was accounted for using the purchase method.

The results of operations of ProCure.Com have been included in the Company's results since July 6, 2001, the date of acquisition.

The total purchase price of the acquisition was $6.4 million and was allocated as follows:

PURCHASE PRICE ALLOCATION	$
Current assets	0.3
Capital assets	0.8
Allocation of excess of purchase price	
Acquired technologies	5.3
Cost of acquisition	6.4

F. In June 2001, the Company acquired all of the outstanding shares of AHC, a privately held company involved in health care cost management in the state of Wisconsin in the US for $30.0 million USD.

Pursuant to an agreement and plan of merger, the Company paid $10.0 million USD at closing. During the year, the Company exercised its option to settle its first of three instalments with a cash payment of $6.7 million USD. The balance of the purchase price will be paid in two equal instalments on June 28, 2003, and June 28, 2004, by the issuance of shares with a value of $13.3 million USD. The Company has the option to settle the balance of the purchase price with cash payments in the amount of $6.7 million USD at each of the above-mentioned dates.

The Company incurred transaction costs in the amount of approximately $2.0 million USD in connection with the acquisition, relating mostly to professional fees. The transaction was accounted for using the purchase method.

The results of operations of AHC have been included in the Company's results since June 28, 2001, the date of acquisition.

The total purchase price of the acquisition of $32.0 million USD ($48.6 million CAD) was allocated as follows:

PURCHASE PRICE ALLOCATION	$
Current assets	4.8
Capital assets	0.7
Current liabilities	(1.1)
Allocation of excess of purchase price	
Goodwill	44.2
Cost of acquisition	48.6

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

11.

CONVERTIBLE DEBENTURE DUE TO PARENT

In December 2000, BCE Inc., the parent company, purchased a $150.0 million debenture convertible at the holder's option into 1,989,389 common shares at a conversion price of $75.40 per share. The debenture bore interest at 6.3% per annum, and had a maturity date of June 30, 2002. The fair value of the conversion option associated with the convertible debenture was $21.0 million and was transferred to contributed surplus (Note 9) in shareholders' equity in 2001. The convertible debenture due to parent in the amount of $150.0 million was repaid to BCE Inc. in 2001 with the proceeds generated from the issuance of 3,870,968 common shares to BCE Inc. The accretion of the debenture (equal to the value of the conversion option) was charged to earnings in 2001.

12.

NET LOSS PER SHARE

For the years ended December 31	2002			2001		
	NET LOSS (NUMERATOR) $	NUMBER OF SHARES (DENOMINATOR)	PER SHARE AMOUNT $	NET LOSS (NUMERATOR) $	NUMBER OF SHARES (DENOMINATOR)	PER SHARE AMOUNT $
Net loss attributable to common shareholders	(110.3)	101,534,509	(1.09)	(414.4)	95,186,035	(4.35)

For the above-mentioned years, the Company had securities outstanding which could potentially dilute basic earnings per share in the future, but were excluded from the computation of dilutive net loss per share in the years presented, as their effect would have been antidilutive. Such outstanding securities consist of the following:

For the years ended December 31	2002 NUMBER OF SHARES	2001 NUMBER OF SHARES
Options	6,299,114	5,052,783
Warrants	900,000	1,650,000
Common shares to be issued related to acquisitions	3,127,015	1,658,231

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

13. CASH FLOW INFORMATION

For the years ended December 31	2002	2001
Changes in working capital:		
Accounts receivable	23.2	(10.2)
Other current assets	(1.0)	18.0
Accounts payable and accrued liabilities	22.3	14.3
Deferred revenue	10.3	(6.4)
Deferred credits	(12.0)	(12.1)
	42.8	3.6
Non-cash investing and financing activities:		
Additions to fixed and intangible assets financed	7.9	23.1
Equity issued or to be issued with respect to acquisitions (note 9)		
Common shares issued	3.1	10.3
Common shares to be issued	–	32.2

14. COMMITMENTS AND CONTINGENCIES

COMMITMENTS The Company has entered into operating and capital leases for the use of computer equipment and for its principal premises in Canada and the United States. The computer equipment leases are classified as capital leases. The leases expire on various dates, at which time the Company has the right, but not the obligation, to purchase the computer equipment. Minimum lease payments for capital and operating leases for the next five years are as follows:

	CAPITAL LEASES	OPERATING LEASES
2003	19.6	18.3
2004	9.8	16.5
2005	1.7	15.3
2006	–	13.3
2007	–	10.9
Thereafter, until 2011	–	3.3
Total minimum lease payments	31.1	77.6
Interest included in minimum payments	1.9	–
Total	29.2	77.6

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

14. COMMITMENTS AND CONTINGENCIES (continued)

In 2001, the Company had an agreement with its banker for the financing of computer equipment. Under the terms of the agreement, the Company could borrow a maximum amount of $32.0 million and interest rates were negotiated at the time of borrowing. This facility was extinguished in 2002 and the remaining balance of $12.6 million was transferred to a capital lease facility.

The Company had $43.8 million of funds in transit at December 31, 2002 ($28.4 million in 2001), which represented amounts received or receivable from insurance companies to settle specific healthcare claims adjudicated on their behalf, with an equal amount payable to the providers of the healthcare service with respect to these claims. These amounts have been presented on a net basis since these funds do not belong to the Company and the Company is not liable in favor of any party.

CONTINGENCIES In the normal course of operations, the Company becomes involved in various claims and legal proceedings. While the final outcome with respect to claims and legal proceedings pending at December 31, 2002 cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company's consolidated balance sheet or statement of earnings.

15.
INCOME TAXES

The Company's effective income tax rate differs from the amount that would be computed by applying the federal and provincial statutory rate of 37.32% (40.26% in 2001) to the loss for the year. The reasons for the difference are as follows:

For the years ended December 31	2002	2001
Income tax recovery based on the statutory rate	(57.8)	(158.3)
Adjustments resulting from:		
Non deductible amortization of intangible assets	–	153.0
Future income tax asset drawdown due to reduction in future tax rates	6.6	16.5
Loss on sale of marketable securities and other assets	2.9	3.2
Loss on write down of marketable securities and other assets	3.5	2.3
Foreign rate differential	(0.3)	1.2
Other	0.5	3.2
	(44.6)	21.1

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

15. INCOME TAXES (continued)

The tax effects of temporary differences which give rise to the future income tax asset at December 31, are as follows:

	CURRENT		LONG-TERM	
FUTURE INCOME TAX ASSET	2002	2001	2002	2001
Capital assets and intangibles	–	–	86.6	60.3
Non-capital loss carryforwards	–	1.4	36.6	–
Investment tax credits	1.7	0.4	2.0	4.5
Other items	5.8	3.8	6.2	3.9
	7.5	5.6	131.4	68.7

During the year, the Company recorded $2.2 million of investment tax credits ($4.9 million in 2001) as a reduction of research and development expense in the statement of earnings.

As at December 31, 2002, the Company had total non-capital loss carryforwards of approximately $97.9 million. The non-capital loss carryforwards expire in various years until 2022 and are subject to certain restrictions (Note 20).

16. FOREIGN CURRENCY TRANSLATION ADJUSTMENT

Unrealized translation adjustments arise on the translation of foreign currency denominated assets and liabilities of self-sustaining foreign operations. An unrealized foreign exchange gain of $55.2 million existed at December 31, 2002, compared to an exchange gain of $59.1 million at December 31, 2001. The decrease in the gain is predominantly due to the decrease in the U.S. exchange rate in 2002 compared to 2001 and the decrease in the net asset base in 2002.

17. OPERATING SEGMENT INFORMATION

The Company focuses its activities in three business units (eHealth Solutions Group, North America, BCE Emergis-Canada and BCE Emergis-U.S.A.), offering a suite of products to companies in transaction-intensive, financial services and health sectors.

There are no inter-segment transactions or significant differences between segment and corporate accounting policies.

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

17. OPERATING SEGMENT INFORMATION (continued)

The following table shows the activities of each of the three business units:

For the years ended December 31	*e*HEALTH SOLUTIONS GROUP, N.A.		BCE EMERGIS — CANADA		BCE EMERGIS — U.S.A.		TOTAL	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001
Revenue	**276.9**	307.0	**235.6**	296.4	**27.4**	53.0	**539.9**	656.4
Direct Costs	**33.6**	49.4	**86.2**	96.1	**3.7**	3.1	**123.5**	148.6
Gross Margin	**243.3**	257.6	**149.4**	200.3	**23.7**	49.9	**416.4**	507.8
Goodwill	**273.2**		**–**		**18.0**		**291.2**	

All of the Company's business units share in the use of its capital asset infrastructure. As a result, the Company does not disclose a measure of total assets by business unit. In addition, the asset allocation is not used by the Company in its management reporting for decision making purposes.

As stated in Note 2, during the year the Company's management allocated its existing goodwill to its reporting units and completed the transitional impairment test for goodwill as at January 1, 2002. Prior to 2002, the goodwill balance had not been allocated to the reporting units.

GEOGRAPHIC INFORMATION The following table sets out certain geographic information relative to the Company which differs from the business units of the Company:

For the years ended December 31	**2002**	2001
REVENUE		
Canada	**316.1**	385.5
United States	**223.8**	270.2
Other	**–**	0.7
	539.9	656.4

(TABLES IN MILLIONS OF CANADIAN DOLLARS EXCEPT SHARE DATA)

18.

RELATED PARTY TRANSACTIONS

The following transactions occurred in the normal course of operations with BCE Inc., the parent company which owned 64.7% of the Company's outstanding common shares at December 31, 2002, and other companies in the BCE group subject to common control during the respective periods and were measured at the exchange value, which is the amount established and agreed to by the related parties.

For the years ended December 31	**2002**	**2001**
Revenues *(a)*	141.3	205.4
Direct costs	90.6	99.9
Expenses	54.2	61.0
Interest expense on convertible debenture due to parent	–	8.5

a Includes services for resale to third parties and for internal use.

As part of the extended exclusive distribution agreement signed in 2001 with Bell Canada, the Company derives revenue from Bell Canada and directly from other customers with Bell Canada acting as an agent. Included in related party revenue is the amount derived directly from Bell Canada in the amount of $69.2 million for the year ended December 31, 2002 ($105.2 million for the year ended December 31, 2001). Under the distribution agreement, the amount derived from third party customers with Bell Canada acting as an agent is $57.0 million for the year ended December 31, 2002 ($43.4 million for the year ended December 31, 2001).

Included in direct costs and expenses is $104.7 million for the year ended December 31, 2002 ($118.3 million for the year ended December 31, 2001) related to the extended service agreement signed with BCE Nexxia in 2001.

The balance sheet includes the following balances with BCE Inc. and other companies in the BCE group subject to common control:

As at December 31	**2002**	**2001**
Accounts receivable	28.1	23.0
Accounts payable and accrued liabilities	53.7	17.8
Long-term debt	0.1	1.1

From time to time, the Company undertakes short-term investments with BCE Inc., and other companies in the BCE group, in order to benefit from preferential interest rates. As at December 31, 2002, the Company had $45.0 million invested with Bell Canada ($143.1 million in 2001).

19.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of cash and cash equivalents, accounts receivable, certain assets included in current and long term other assets, and accounts payable and accrued liabilities approximate their carrying amount given that they will mature shortly. The fair value of the long-term debt approximates its carrying value. Fair values are based on estimates using present value and other valuation techniques which are significantly affected by assumptions concerning future cash flows and discount rates and should not be interpreted as being realizable in an immediate settlement of the instruments.

20.

SUBSEQUENT EVENT

On January 24, 2003, the Company entered into agreements with Bell Canada in order to accelerate the realization of its future income tax assets in Canada.



BOARD OF DIRECTORS

1. DANIEL JOHNSON -- COUNSEL, MCCARTHY TÉTRAULT LLP / 2. WILLIAM D. ANDERSON -- PRESIDENT, BCE VENTURES INC. / 3. PIERRE DUCROS -- PRESIDENT, P. DUCROS & ASSOCIATES INC. 4. ROBERT KEARNEY -- CORPORATE DIRECTOR / 5. MICHAEL J. SABIA -- CHAIRMAN OF THE BOARD, BCE EMERGIS INC.; PRESIDENT AND CHIEF EXECUTIVE OFFICER, BCE INC.; AND CHIEF EXECUTIVE OFFICER, BELL CANADA / 6. PIERRE J. BLOUIN -- CHIEF EXECUTIVE OFFICER, BCE EMERGIS INC. / 7. C. WESLEY M. SCOTT -- CORPORATE DIRECTOR 8. J. SPENCER LANTHIER -- CORPORATE DIRECTOR / 9. JOHN H. MCARTHUR -- DEAN EMERITUS, HARVARD UNIVERSITY GRADUATE SCHOOL OF BUSINESS ADMINISTRATION


EXECUTIVE TEAM
PIERRE J. BLOUIN -- CHIEF EXECUTIVE OFFICER
CHRISTIAN TRUDEAU -- PRESIDENT AND CHIEF OPERATING OFFICER
JOHN VALENTINI -- CHIEF FINANCIAL OFFICER
MONIQUE MERCIER -- EXECUTIVE VICE-PRESIDENT, LAW AND CORPORATE SECRETARY
SUSAN KUDZMAN -- CHIEF CORPORATE OFFICER
OPERATIONS TEAM
DANIEL BARON -- PRESIDENT -- eHEALTH SOLUTIONS (CANADA)
GUNNAR BERGSTROM -- SENIOR VICE-PRESIDENT AND PRESIDENT -- eLENDING SOLUTIONS
FRANÇOIS COTE -- PRESIDENT -- eHEALTH SOLUTIONS, NORTH AMERICA
TERRY HAM -- CHIEF BUSINESS DEVELOPMENT OFFICER
ALAN NEELY -- PRESIDENT -- ePAYMENT SOLUTIONS
RENÉ POIRIER -- CHIEF TECHNOLOGY OFFICER
MIRIAM TUERK -- ACTING PRESIDENT -- BUSINESS SOLUTIONS

CORPORATE INFORMATION

EXCHANGE LISTING
The common shares of BCE Emergis Inc. (Ticker: IFM) are listed on The Toronto Stock Exchange.

TRANSFER AGENT
CIBC Mellon Trust Company
Tel.: 1 800 387-0825
eMail: inquiries@cibcmellon.com

CORPORATE COMMUNICATIONS
1155 René-Lévesque Boulevard West, Suite 2200
Montréal (Québec) H3B 4T3
Tel.: (514) 868-2200
Fax: (514) 868-2320
eMail: communications@emergis.com

INVESTOR RELATIONS
1155 René-Lévesque Boulevard West, Suite 2200
Montréal, Québec H3B 4T3
Tel.: (514) 868-2200
Fax: (514) 868-2103
eMail: investor_relations@emergis.com

Pour obtenir un exemplaire du rapport annuel en français, veuillez contacter le Service des relations avec les investisseurs.

ANNUAL MEETING
The Annual Shareholders' Meeting will be held on Tuesday, May 13, 2003 at 10:00 a.m. (Eastern time), at the Metro Toronto Convention Centre, Constitution Hall, room 105, Toronto, Ontario

Shareholders are invited to attend this meeting in person or via webcast on our web site: www.emergis.com

WEB SITE
www.emergis.com

HEAD OFFICE
1155 René-Lévesque Boulevard West, Suite 2200
Montréal (Québec) H3B 4T3
Tel.: (514) 868-2200
Fax: (514) 868-2344

MAIN OFFICES

200 Front Street West, Suite 2202
Toronto, Ontario M5V 3K2
Tel.: (416) 597-3200
Fax: (416) 597-3260

2273 Research Boulevard, 4th floor
Rockville, Maryland 20850 U.S.A.
Tel.: (301) 548-1000
Fax: (301) 548-8828


BCE
Emergis

WWW.EMERGIS.COM





SEC MAIL
RECEIVED
PROCESSING
JUN 0 6 2003
WASH. D.C.
152
SECTION

BCE EMERGIS INC.

NOTICE OF 2003 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the shareholders (the "**Meeting**") of BCE Emergis Inc. will be held at the Metro Toronto Convention Centre (Constitution Hall - Room 105), 255 Front Street West, Toronto, Ontario, Canada, M5V 2W6, on May 13, 2003 at 10:00 a.m. (Toronto time) for the purposes of:

--receiving the consolidated financial statements for the financial year ended December 31, 2002, together with the auditors' report thereon;
--electing Directors until the close of the next annual meeting;
--appointing auditors until the close of the next annual meeting; and
--transacting such other business as may properly be brought before the Meeting or any adjournment thereof.

Only shareholders of record at the close of business on March 28, 2003 will receive a notice of the Meeting and will be entitled to vote, in person or by proxy.

By order of the Board of Directors

Monique Mercier
Executive Vice-President, Law and
Corporate Secretary

Montréal, March 20, 2003

IMPORTANT

In order that the greatest possible number of shares may be represented and voted at the Meeting, registered shareholders who are unable to attend the Meeting must ensure that proxies to be used at the Meeting are received by our transfer agent, CIBC Mellon Trust Company before 4:45 p.m. (Toronto time), Monday, May 12, 2003. Proxies can be sent to our transfer agent: (i) by MAIL by completing, dating, signing and returning the enclosed form of proxy to CIBC Mellon Trust Company in the enclosed prepaid envelope provided for that purpose, before the above mentioned date and time; (ii) on the INTERNET at www.proxyvoting.com/bceemergis; (iii) by FAX at 1 866 872-3335 (toll-free within North America only); or (iv) by HAND DELIVERY at 200, Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or at 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6. **Please refer to the annexed Management Proxy Circular for details.** **If you are not a registered shareholder (i.e., your shares are held through a bank, trust company, securities broker of other nominee), please refer to Q&A No. 18 in the Management Proxy Circular, which explains how to vote your shares.**



BCE EMERGIS INC.

MANAGEMENT PROXY CIRCULAR DATED MARCH 19, 2003

QUESTIONS AND ANSWERS ON VOTING AND PROXIES

To ensure representation of your shares at the Annual General Meeting of BCE Emergis Inc. ("BCE Emergis", the "Corporation" or "we", "us", "our" and other similar expressions) to be held in Toronto, Ontario on Tuesday, May 13, 2003 (the "Meeting"), PLEASE SELECT THE MOST CONVENIENT WAY FOR YOU TO EXPRESS YOUR VOTING INSTRUCTIONS (BY FAX, ON THE INTERNET, BY MAIL, HAND DELIVERY OR IN PERSON) AND FOLLOW THE INSTRUCTIONS. *Unless otherwise indicated, the information contained herein is given as of March 19, 2003.* The following questions and answers provide guidance on how to vote your shares. **If you are not a registered shareholder (i.e., your shares are held through a bank, trust company, securities broker or other nominee), please refer to Q&A No. 18, which explains how to vote your shares.**

1. **Q: WHOM CAN I CALL IF I HAVE QUESTIONS ABOUT THE INFORMATION IN THIS CIRCULAR?**

   A: BCE Emergis Investor Relations at (514) 868-2200 or 1 866 363-7447.

2. **Q: WHOM CAN I CALL IF I REQUIRE ASSISTANCE IN COMPLETING MY PROXY FORM?**

   A: CIBC Mellon Trust Company, our transfer agent, at 1 800 387-0825.

3. **Q: WHO IS SOLICITING MY PROXY?**

   A: The Management of BCE Emergis. Solicitation of proxies is undertaken by mail, by our employees or agents, and any costs thereof, which will be minimal, will be borne by us.

4. **Q: WHAT AM I VOTING ON?**

   A: Two items: (1) the election of Directors to the Board of Directors until the close of the next annual meeting and (2) the appointment of auditors until the close of the next annual meeting. Shares may be voted for or withheld from voting on the election of Directors and the appointment of auditors. If other matters were presented for voting at the Meeting, you could vote for or against the proposals. **Our Board of Directors and Management are recommending that shareholders vote FOR both items.**

5. **Q: WHO IS ENTITLED TO VOTE?**

   A: Common shareholders as at the close of business on March 28, 2003 or their duly appointed representatives will be entitled to attend the Meeting or to register a vote.

   As at March 19, 2003, there were 101 897 335 outstanding common shares. Each holder of common shares is entitled to one vote at the Meeting for each common share registered in his or her name at the close of business on March 28, 2003.

6. **Q: BY WHEN MUST I VOTE?**

   A: No later than 4:45 p.m. (Toronto time) on Monday, May 12, 2003 (if you do not attend the Meeting in person). All shares represented by proper proxies received by CIBC Mellon Trust Company, our transfer agent, prior to such time will be voted for or withheld from voting, in accordance with your instructions as specified in the proxy form, on any ballot that may be called at the Meeting.

7. **Q: WHAT HAPPENS IF I SIGN THE PROXY FORM AS DESCRIBED IN THIS MANAGEMENT PROXY CIRCULAR?**

   A: **Signing the enclosed proxy form (either on paper form or via the Internet with your control number) gives authority to Pierre J. Blouin, or Michael J. Sabia, or Pierre Ducros, all of whom are Directors, to vote your shares at the Meeting in accordance with the voting instructions you provide.** A PROXY MUST BE IN WRITING (INCLUDES VOTING ON THE INTERNET) AND MUST BE EXECUTED BY THE SHAREHOLDER OR BY THE SHAREHOLDER'S ATTORNEY AUTHORIZED IN WRITING OR, IF THE SHAREHOLDER IS A CORPORATION OR OTHER LEGAL ENTITY, BY AN OFFICER OR ATTORNEY THEREOF DULY AUTHORIZED.

8. **Q: CAN I APPOINT SOMEONE OTHER THAN THESE DIRECTORS TO VOTE MY SHARES?**

   A: **Yes. You have the right to appoint any other person, who need not be a shareholder, to attend and act on your behalf at the Meeting. If you wish to do so, please insert the name of your proxyholder in the space indicated or, if you are voting on the Internet, follow the instructions provided on the screen.** (NOTE: IT IS IMPORTANT TO ENSURE THAT ANY OTHER PERSON YOU APPOINT IS ATTENDING THE MEETING AND IS AWARE THAT HIS OR HER APPOINTMENT HAS BEEN MADE TO VOTE YOUR SHARES. PROXYHOLDERS SHOULD, AT THE MEETING, PRESENT THEMSELVES TO A REPRESENTATIVE OF CIBC MELLON TRUST COMPANY.)

9. **Q: HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?**

   A: **The persons named in the proxy form must vote or withhold from voting your shares in accordance with your instructions on the proxy form. In the absence of such instructions, however, your shares will be voted FOR the election of the nominees to the Board of Directors proposed by Management in this Management Proxy Circular and the attached proxy form until the close of the next annual meeting, FOR the appointment of Deloitte & Touche LLP as auditors until the close of the next annual meeting, and FOR Management's proposals generally.**

10. **Q: IF I CHANGE MY MIND, CAN I TAKE BACK MY PROXY ONCE I HAVE SUBMITTED IT?**

    A: Yes. A shareholder who has voted by proxy may revoke it by voting again in any manner (fax, Internet, mail or hand delivery). In addition, you may revoke a voted proxy by depositing an instrument in writing (which includes another proxy form with a later date) executed by you or by your attorney authorized in writing, with CIBC Mellon Trust Company at 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9 or at 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6, at any time before 5:00 p.m. on the last business day preceding the day of the Meeting or any adjournment thereof, or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof. You may also revoke a proxy in any other manner permitted by law.

    It should be noted that your participation in person in a vote by ballot at the Meeting will automatically revoke any proxy which has been previously given by you in respect of business covered by that vote.

11. **Q: WHAT IF MY SHARES ARE REGISTERED IN MORE THAN ONE NAME OR IN THE NAME OF MY CORPORATION?**

    A: **If the shares are registered in more than one name, all those registered should sign the proxy form** (whether on paper form or via the Internet). If the shares are registered in the name of your corporation or any name other than yours, you may require documentation proving your power to sign the proxy form.

12. **Q: WHAT IF AMENDMENTS ARE MADE TO THESE MATTERS OR OTHER MATTERS ARE BROUGHT BEFORE THE MEETING?**

 A: **The person(s) named in the proxy form will have discretionary authority with respect to amendments or variations to matters identified in the Notice of 2003 Annual General Meeting and to other matters which may properly come before the Meeting.** As of the date of this Management Proxy Circular, our Management knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the person(s) named in the proxy form will vote on them in accordance with their best judgment.

13. **Q: HOW WILL THE VOTES BE COUNTED?**

 A: **The election of Directors and the appointment of auditors will each be determined by a majority of votes cast at the Meeting by proxy or in person.**

14. **Q: IS MY VOTE CONFIDENTIAL?**

 A: Yes. CIBC Mellon Trust Company counts and tabulates the proxies. This is done independently to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where you clearly intend to communicate with Management (by making a written statement on the proxy form), in the event of questions as to the validity of a proxy or when it is necessary to do so to meet the requirements of applicable law.

15. **Q: HOW CAN I CONTACT THE TRANSFER AGENT?**

 A: **You can contact the transfer agent by mail at:**

 CIBC Mellon Trust Company
 P.O. Box 7010 STN Adelaide
 Toronto, Ontario
 M5C 2W9

 or in person:
 Montréal: 2001 University Street, Suite 1600
 Toronto: 320 Bay Street, 3rd Floor

 or by email:
 inquiries@cibcmellon.com

 or by phone:
 at 1 800 387-0825
 (toll-free within North America only)

 or by fax:
 at (416) 643-5501

16. **Q: WHO ARE THE PRINCIPAL SHAREHOLDERS OF THE CORPORATION?**

 A: **BCE Inc.** To the knowledge of our Directors and officers, the only person who beneficially owns or exercises control or direction over more than 10 per cent of our outstanding common shares is BCE Inc., which owned directly and through wholly owned subsidiaries, as at March 19, 2003, 65,906,781 common shares, representing approximately 65 per cent of our issued and outstanding common shares.

Voting by registered shareholders

You are a registered shareholder if your name appears on your share certificate.

17. **Q: HOW DO I VOTE?**

    A: You may vote by proxy or in person at the Meeting.

    (1) BY PROXY

    You have three ways of voting by proxy:

    (a) by fax

    By completing and signing the enclosed proxy form and forwarding same by fax at 1 866 872-3335 (toll-free within North America only).

    IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME (I.E., IF THEY ARE HELD THROUGH A BANK, TRUST COMPANY, SECURITIES BROKER OR OTHER NOMINEE), DO NOT USE THE ABOVE FAX NUMBER AS IT IS ONLY PROVIDED FOR REGISTERED SHAREHOLDERS. INSTEAD, USE THE FAX NUMBER, IF ANY, PROVIDED BY YOUR NOMINEE (SEE Q&A NO. 18).

    (b) on the Internet

    Go to our website:

    www.proxyvoting.com/bceemergis. Enter your CONTROL NUMBER (you will find this number on the enclosed proxy form). Follow voting instructions on the screen to complete, sign and return your proxy form.

    (c) by mail or by hand delivery.

    By completing and signing the enclosed proxy form and returning same in the prepaid envelope provided by mail, or by hand delivering same at one of the following addresses: 200 Queen's Quay East, Unit 6, Toronto, Ontario, Canada, M5A 4K9, or 2001 University Street, Suite 1600, Montréal, Québec, Canada, H3A 2A6.

    (2) BY ATTENDING THE MEETING IN PERSON

    By presenting yourself at the Meeting. Shareholders simply have to address themselves to a representative of CIBC Mellon Trust Company at the Meeting. Persons who are not shareholders may be admitted subject to the discretion of the chairman of the Meeting and subject to any space constraints after addressing themselves to a representative of CIBC Mellon Trust Company. Non-registered shareholders wishing to attend the Meeting should refer to Q&A No. 18. If you wish to vote in person at the Meeting, do not complete or return the proxy form. Your vote will be taken and counted at the Meeting. Returning a form of proxy in advance does not preclude you from attending the Meeting in person. If you do not wish to attend the Meeting or do not wish to vote in person, your proxy will be voted for or withheld from voting in accordance with your instructions on the proxy.

VOTING BY NON-REGISTERED SHAREHOLDERS

You are a non-registered (or beneficial) shareholder if your shares are held through a bank, trust company, securities broker or other nominee. For most of you, the proxy form sent or to be sent by your nominee indicates whether you are a non-registered (or beneficial) shareholder.

18. **Q: HOW DO I VOTE?**

A: (1) **By providing voting instructions to your nominee.** Your nominee is required to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee either a request for voting instructions or a form of proxy for the number of shares you hold. Every nominee has its own voting procedures and provides its own voting instructions, which should be carefully followed by non-registered shareholders to ensure that their shares are voted at the Meeting. These procedures generally allow voting by telephone, on the Internet, by mail or by fax. IF YOUR SHARES ARE NOT REGISTERED IN YOUR NAME, DO NOT USE THE FAX NUMBER OR THE WEBSITE ADDRESS PROVIDED HEREIN TO VOTE, AS THESE COORDINATES ARE ONLY VALID FOR REGISTERED SHAREHOLDERS.

(2) **By attending the Meeting in person.** We do not have access to the names of our non-registered shareholders. Therefore, if you attend the Meeting, we will have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. If you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or proxy form to appoint yourself as proxyholder and follow the instructions of your nominee. Non-registered shareholders who instruct their nominee to appoint themselves as proxyholders should, at the Meeting, present themselves to a representative of CIBC Mellon Trust Company. Do not otherwise complete the form sent to you as your vote will be taken and counted at the Meeting.

ELECTRONIC DELIVERY

A **Q: WHAT IS ELECTRONIC DELIVERY?**

A: **A voluntary program that notifies participating shareholders by e-mail that documents which must be delivered pursuant to securities legislation are available on our website.** Every year, we deliver documentation to our shareholders, such as this Management Proxy Circular and our Annual Report, that must be delivered to shareholders of a public company by law. We wish to make this process more convenient for our shareholders and therefore propose that if you so wish, you will be notified by e-mail when our documentation is posted on our website (www.emergis.com/investor). Accordingly, such documentation will not be sent in paper form by mail. We believe that electronic delivery will benefit the environment and reduce our costs.

B **Q: AM I OBLIGED TO CONSENT TO ELECTRONIC DELIVERY?**

A: **No.** Electronic delivery is voluntary; if you do not consent to receiving documentation by e-mail, you will continue to receive such documentation by mail.

C **Q: IF I CONSENT TO ELECTRONIC DELIVERY, WHEN WILL IT BECOME EFFECTIVE?**

A: If you consent to electronic delivery, you will be notified by e-mail of the availability on our website (www.emergis.com/investor) of all documentation which must be sent to you under applicable legislation starting with the second quarter of 2003.

D **Q: HOW CAN I CONSENT TO ELECTRONIC DELIVERY?**

A: (i) **If you are a registered shareholder,** by completing and returning the accompanying form entitled Consent to Electronic Delivery of Documents for Registered Shareholders of BCE Emergis Inc. to our transfer agent CIBC Mellon Trust Company by mail (see enclosed envelope) or by fax at (416) 643-3136; (ii) **if you are a non-registered shareholder,** by enrolling on the Internet according to the instructions provided by your nominee.

BUSINESS TO BE TRANSACTED AT THE MEETING

(See Notice of 2003 Annual General Meeting)

1. PRESENTATION OF FINANCIAL STATEMENTS

The consolidated financial statements for the year ended December 31, 2002, and the report of the auditors thereon will be placed before the Meeting. The consolidated financial statements are included in our 2002 Annual Report which is being mailed to our shareholders with the Notice and this Circular.

2. ELECTION OF DIRECTORS

(See ITEM 1 on proxy form)

Nine Directors are to be elected to hold office until the close of the next annual meeting of the shareholders. The nine persons nominated in this Management Proxy Circular were elected at the 2002 Annual and Special Meeting, except for Mr. Pierre J. Blouin who was appointed in May 2002 and Mr. J. Spencer Lanthier who was appointed in February 2003. All nominees have formally established their eligibility and willingness to serve as Directors.

Our Board held 14 meetings in 2002, while standing Committees of the Board met 18 times during the year. Each Director who is currently standing for election attended in the aggregate not less than 75 per cent of the meetings of the Board and of Committees of the Board on which such Director served. The overall attendance by our Directors at both Board and Committee meetings was 90 per cent.

Except where authority to vote on the election of one or more nominees as Directors is withheld, the persons named in the enclosed form of proxy intend to vote FOR the election of the persons nominated in this Circular. If prior to the Meeting, any of the nominees should become unavailable to serve, the persons designated in the proxy form will have the right to use their discretion in voting for a properly qualified substitute.

3. APPOINTMENT OF THE AUDITORS

(See ITEM 2 on proxy form)

A firm of auditors is to be appointed by vote of the shareholders at the Meeting to serve as auditors until the close of the next annual meeting. **The Board of Directors recommends that Deloitte & Touche LLP, Chartered Accountants, be re-appointed as auditors.**

Deloitte & Touche LLP have been our auditors since 2000. Prior to that, Raymond Chabot Grant Thornton, Chartered Accountants, had been our auditors since 1988.

The persons named as proxies in the enclosed proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of Deloitte & Touche LLP as auditors unless the holder of common shares who has given such proxy has directed that the common shares be withheld from voting.

The following table sets forth the fees paid by BCE Emergis and our subsidiaries to Deloitte & Touche LLP for services rendered in 2002:

DELOITTE & TOUCHE LLP	2002
Audit services	$ 806,550
Audit-related services	$1,687,423
Tax services	$ 383,687
	$2,877,660

Audit-related fees paid to Deloitte & Touche LLP include fees relating to consultations regarding financial accounting and reporting standards as well as internal controls, various audits and translation services.

4. OTHER BUSINESS

The Chairman of the Meeting will invite Management to report on recent events of significance to us and on other matters of interest to the shareholders and will invite questions and comments from you.

NOMINEES FOR ELECTION AS DIRECTORS

The following table, and the notes thereto, sets forth the name, principal occupation, or major positions and offices with us and our affiliates, and length of service as a Director of each of the persons proposed for election as Director, as well as the number of common shares of BCE Emergis and of BCE Inc. beneficially owned or over which control or direction is exercised by such person and the number of BCE Emergis or BCE Inc. share units held by such person.

Abbreviations: BCE Emergis = BCE Emergis Inc., BCE = BCE Inc.

NAME AND PRINCIPAL OCCUPATION	DIRECTOR SINCE	HOLDINGS[1][2][3]	
WILLIAM D. ANDERSON *Montréal, Québec* President, BCE Ventures Inc. (a holding company for various investments of the BCE group) *Member, Audit Committee* Chairman of the Board and Chief Executive Officer of Bell Canada International Inc. and director of CGI Group Inc., Aliant Inc. and TransAlta Corporation	August 1998	BCE common BCE share units BCE Emergis common	7,417 2,657 1,500
PIERRE J. BLOUIN *Candiac, Québec* Chief Executive Officer of BCE Emergis Director of BCE Capital Inc. and Connexim Inc.	May 2002	BCE common BCE share units BCE Emergis common	5,201 1,381 8,802
PIERRE DUCROS *Montréal, Québec* President, P. Ducros & Associates Inc. (a private investment company) *Member, Audit Committee* *Member, Human Resources and Corporate Governance Committee* Director of Cognos Incorporated, Manulife Financial, National Bank Financial & Co. Inc. and Engenuity, LLC	January 1997	BCE common BCE Emergis common	11,000 10,000

NAME AND PRINCIPAL OCCUPATION	DIRECTOR SINCE	HOLDINGS[1][2][3]	
DANIEL JOHNSON *Montréal, Québec* Counsel at McCarthy Tétrault *Member, Audit Committee* Director of Bombardier Inc., The Great-West Life Assurance Company, London Life Insurance Company and Investors Group Inc.	March 2002	BCE Emergis share units	5,332
ROBERT KEARNEY *King City, Ontario* Corporate Director *Chairman, Audit Committee* *Member, Human Resources and Corporate Governance Committee* Deputy-Chairman of Canbras Communications Corp.	August 1998	BCE common BCE Emergis common	11,100 1,000
J. SPENCER LANTHIER *Toronto, Ontario* Corporate Director *Member, Audit Committee* Vice-Chairman and director of TSX Group Inc. and director of the Bank of Canada, Gerdau Ameristeel Inc., Ellis-Don Inc., Intertape Polymer Group Inc., The Canada Life Assurance Company and Torstar Corporation	February 2003		–
JOHN H. MCARTHUR *Wayland, Massachusetts* Dean Emeritus, Harvard University Graduate School of Business Administration, *Member, Audit Committee* Director of AES Corporation, BCE Inc., Bell Canada, Cabot Corporation, GlaxoSmithKline plc, KOC Holdings, A.S., Reuters Founders Share Company Limited, Rohm and Haas Company, HCA, Inc. and Telesat Canada Also a Senior Advisor to the President of the World Bank, Washington, DC.	March 2000	BCE common BCE share units BCE Emergis common BCE Emergis share units	812 21,568 1,000 5,603

NAME AND PRINCIPAL OCCUPATION	DIRECTOR SINCE	HOLDINGS(1)(2)(3)	
MICHAEL J. SABIA *Montréal, Québec* Chairman of the Board of BCE Emergis President and Chief Executive Officer of BCE Inc. and Chief Executive Officer of Bell Canada *Member, Human Resources and* *Corporate Governance Committee* Director of BCE Inc. and Bell Canada and Chairman of the Board of Bell Globemedia Inc.	March 2002	BCE common BCE share units	7,363 72,667
C. WESLEY M. SCOTT *Toronto, Ontario* Corporate Director *Chairman, Human Resources and* *Corporate Governance Committee* Director of Bell Canada International Inc., CGI Group Inc., Sears Canada Inc. and Solectron Corporation	February 2000	BCE common BCE share units BCE Emergis common BCE Emergis share units	2,500 14,724 1,000 5,856

(1) As we have no knowledge of the number of common shares beneficially owned, controlled or directed by each proposed nominee, the information has been furnished by the respective nominees individually.

(2) Each BCE Emergis share unit is equivalent in value to one BCE Emergis common share; share units are governed by a share unit plan; see page 19.

(3) Each BCE share unit is equivalent in value to one BCE common share; share units are governed by share unit plans of BCE Inc.

During the last five years, all the nominees for election as Directors, except as indicated below, have held the principal occupation identified above or have been engaged in other executive capacities with the companies indicated opposite their names or with one of their respective affiliates, or were elected to their present term of office by a vote of our shareholders at a meeting, the notice of which was accompanied by a management proxy circular containing information on their principal occupations during the preceding five years. Mr. Pierre J. Blouin was Group Vice-President, Sourcing & Logistics at Bell Canada from May 1998 until April 1999 when he became Senior Vice-President and Acting President of Nexacor Realty Management Inc. In January 2000, he joined Bell Mobility Inc. where he served as President until February 2002. Mr. Blouin then became Executive Vice-President of BCE Inc. and Chief Executive Officer of Bell Mobility Inc. Mr. Blouin was appointed to his current position as our Chief Executive Officer on May 13, 2002. Mr. J. Spencer Lanthier is a Corporate Director. Mr. Lanthier was Chairman and Chief Executive of KPMG, and a member of the International Executive Committee and Board of KPMG from 1993 to 1999. Prior to that, Mr. Lanthier held various senior positions within KPMG.

DIRECTORS' AND OFFICERS' COMPENSATION

REPORT ON EXECUTIVE COMPENSATION

COMPENSATION PHILOSOPHY

The objectives of our executive compensation policy are to assist in attracting and retaining executives in the technology industry and motivating them to achieve performance objectives consistent with creating shareholder value and advancing our corporate success. There is a clear emphasis on variable pay and on alignment with shareholder interests. Executives receive a base salary and are entitled to an annual short-term incentive award payable in cash and to options under a stock option plan which is a long-term incentive program designed to align executive and shareholder interests and to provide an incentive to executives to pursue growth opportunities for BCE Emergis by enabling executives to participate in the appreciation in share value. Long-term incentive programs serve both as a retention tool and as a compensation element.

The Human Resources and Corporate Governance Committee (the "HRCGC") is responsible for the administration of our executive compensation policy. It periodically reviews our policy, generally to ensure that it continues to be effective in meeting the objectives set out above. This review also includes a specific review of the compensation of the Chief Executive Officer and other officers. The HRCGC reports and makes recommendations on executive compensation matters to the Board of Directors.

COMPOSITION OF THE COMPENSATION COMMITTEE

The members of the HRCGC were, until March 1, 2002, Messrs. C. Wesley M. Scott, Jean C. Monty, Robert Kearney, Gedas A. Sakus and Pierre Ducros. Mr. Sabia joined the HRCGC on March 1, 2002, following his appointment to the Board of Directors. Mr. Monty resigned on May 1, 2002 from the HRCGC and the Board of Directors. Mr. Sakus did not stand for re-election at last year's Annual and Special Meeting held on May 7, 2002. Mr. C. Wesley M. Scott is the Chairman of the HRCGC.

TOTAL COMPENSATION

Total compensation, which comprises base salary, annual short-term incentive awards, option grants as long-term incentives, benefits and perquisites, was established for the year 2002 based on a group of 25 Canadian and US technology companies, which are in most cases publicly traded and which have a wide range of revenue levels. The results of the analysis were then adjusted to reflect our actual revenue levels. Base salaries follow organizational bands and within each band there is a number of anchor salary points to reflect market practices and to provide flexibility to recognize individual contribution. Executive base salaries were positioned at the median of their respective local market (Canadian market for Canadian executives and U.S. market for U.S. executives) whereas incentives (annual short-term incentives and stock options) were positioned at the median of the U.S. market for all executives. Benefit and perquisite levels were positioned around the median of the Canadian and U.S. markets. Consistent with this policy, the base salary of Mr. W. Brian Edwards as Chief Executive Officer was fixed at $420,000 for 2002 until his departure on May 13, 2002. Mr. Pierre J. Blouin was hired as Chief Executive Officer on May 13, 2002 and his base salary was fixed at $500,000 for 2002, in line with our compensation policy and consistent with his previous compensation.

ANNUAL SHORT-TERM INCENTIVE AWARDS

Target annual short-term incentive awards for the executive group range from 30 per cent of base salaries to 70 per cent for the Chief Executive Officer.

The size of the total annual awards is based upon a corporate envelope which is assessed on the basis of quantifiable financial targets and the achievement of specific strategic objectives, both of which are set at the beginning of the year by the Board of Directors. Quantifiable financial targets include revenue, net earnings and percentage of U.S. revenue as compared to total revenue. Strategic objectives include specific market growth objectives, the strengthening of certain distribution channels and acquisition objectives. The Board assigns the greatest weight to financial targets and each financial target has its own specific weight. This envelope is then distributed according to team and individual performance.

The team factor is generally based on quantifiable financial targets whereas the individual factor is evaluated on the basis of objectives set at the beginning of the year and on key competencies. However, for the Chief Executive Officer and the Chief Operating Officer, the individual and team factors are determined on the basis of the overall corporate performance.

On the basis of the above results, the HRCGC determines the size of the annual short-term incentive awards. The calculation of the award is derived from a formula which multiplies the corporate performance factor by the team and individual factors. The result cannot exceed twice the target award.

In addition, the HRCGC can approve special short-term incentive awards to recognize the exceptional contribution of an executive.

For 2002, no short-term incentive award was granted to our executives and employees, as the minimum financial targets to determine the corporate bonus envelope were not attained. However, a successful cost reduction and business realignment plan was put in place in 2002, which permitted us to return to profitability in the second half of the year.

LONG-TERM COMPENSATION — STOCK OPTIONS

BCE Emergis has a Stock Option Plan (the "**Plan**") for the benefit of its officers, employees and service providers who, in the opinion of the Board of Directors, are contributing to our success. Until 2002, options could be granted to Directors under the Plan (see "Compensation of Directors" in this Circular). The exercise price of an option granted under the Plan cannot be less than the closing price of our common shares on The Toronto Stock Exchange (the "**TSX**") on the last trading day prior to the effective date of the grant of the option, and is payable in full upon exercise.

The period during which options may be exercised is six years from the date of their grant (the "**Option Period**"), except as shortened by the participant's ceasing to be an officer, employee or service provider, as the case may be. Options granted before December 14, 1999 vest over five years as follows: as of the first anniversary of a grant of an option, and in each year thereafter during the Option Period, the option may be exercised as to 20 per cent of the total number of shares optioned, with exercise rights being cumulative from year to year. Options granted on or after December 14, 1999 vest over four years as follows: as to 25 per cent two years after the date of the grant, as to 75 per cent three years after the date of the grant and as of 100 per cent four years after the date of the grant. Notwithstanding the foregoing, in the event of a change of control of the Corporation, all outstanding options would vest and participants would have the right to exercise the entire unexercised portion of their options. However, for options granted after July 24, 2001, such accelerated vesting would occur only if the participant's services are terminated, other than for cause, or by the participant for a valid reason, within a certain period after the change of control. On June 10, 2002, special options were granted to 38 key employees for retention purposes and in connection with the execution of the revised business plan. These options vest in their entirety three years after the grant date (two years in the case of the Chief Operating Officer).

Rights under the Plan are not transferable except as provided in the Plan in the case of death, and during the life of a participant any rights may be exercised only by that participant.

Up to 2000, the executive compensation policy did not contemplate annual grants of options to executives or employees. Grants were normally made at the time of hire and in special circumstances to recognize an exceptional performance or in the context of a special transaction such as when the transaction with Bell Canada took place in August 1998. The executive compensation policy adopted by the Board in 2000 contemplates the grant of stock options at the time of hire and annually, starting in 2001. Under the policy, the annual stock option awards are granted at the beginning of a financial year and stock option awards vary according to (i) salary and responsibility level (target grant) and (ii) individual performance during the previous financial year (performance grant). In recommending grants of options, the HRCGC does not generally take the value of outstanding options into consideration. For retention and other purposes, it was decided that a portion or all of the annual target stock option grant for 2002 would be accelerated and granted on July 24, 2001 for certain executives.

In accordance with this policy, the Board of Directors granted Mr. Edwards options to purchase 30,000 common shares at the beginning of 2002 at an exercise price of $42.52 as a performance grant, corresponding to the maximum grant provided under the policy at his position level, in light of the excellent performance of the Corporation in 2001, but taking into account the 50,000 options which were granted in respect of 2002 on July 24, 2001 at an exercise price of $37.50 as discussed above. Following Mr. Blouin's appointment as Chief Executive Officer on May 13, 2002, 130,000 options at an exercise price of $9.05 were granted to him on June 10, 2002. Again for retention purposes, it was decided that the 2003 annual target option grant would be accelerated and made to all eligible employees in the summer of 2002 and that, as mentioned above, stock option grants with a special vesting schedule would be granted to key employees. For these reasons, on June 10, 2002, Mr. Blouin received 20,000 options representing the accelerated annual target option grant for 2003 and 80,000 options reflecting a special grant, both at an exercise price of $9.05.

SHARE OWNERSHIP GUIDELINES

In March 2003, the Board of Directors introduced share ownership guidelines applicable to executives. Under these guidelines, executives will be required to own common shares of BCE Emergis having a value of not less than a multiple of basic salary, ranging from one time to three times for the Chief Executive Officer. Executives will be expected to reach this share ownership level within six years.

CONCLUSION

It is our view that the total compensation of the Named Executive Officers for 2002 was appropriate and well positioned compared to the compensation of our comparator group. We believe that it was also consistent with our compensation philosophy of linking a significant portion of our executives' cash compensation to the attainment of corporate performance objectives and the creation of shareholder value. As such, given that the minimum corporate objectives were not achieved in 2002, there were no annual short-term incentives paid to the Named Executive Officers for 2002. However, we remain confident that our compensation approach allows us to attract, motivate and retain executives while aligning the interests of shareholders and executives.

Report presented by the Human Resources and Corporate Governance Committee

C. Wesley M. Scott, Chairman
Robert Kearney
Pierre Ducros
Michael J. Sabia

SHAREHOLDER RETURN PERFORMANCE GRAPH

The graph below compares the yearly percentage change in the cumulative total shareholder return on our common shares against the cumulative total shareholder return of the S&P/TSX Composite Index for the five year period commencing December 31, 1997 and ending December 31, 2002.*

Five-Year Cumulative Total Return on $100 Investment


$2,500
$2,000
$1,500
$1,000
$ 500
0
BCE Emergis Inc.
S&P/TSX
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
BCE Emergis Inc.
S&P/TSX Composite

	DEC. 31 1997 $	DEC. 31 1998 $	DEC. 31 1999 $	DEC. 31 2000 $	DEC. 31 2001 $	DEC. 31 2002 $
BCE Emergis Inc.	100	433	2,422	1,378	1,425	233
S&P/TSX	100	98	130	139	122	107

* Assumes that the initial value of the investment in the common shares and in the S&P/TSX Composite Index was $100 on December 31, 1997, and that all subsequent dividends were reinvested. All prices for our common shares were taken from the TSX.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table sets forth the compensation for the Chief Executive Officer, the former Vice-Chairman and Chief Executive Officer, the four other most highly compensated executive officers of the Corporation and the former President, *e*Health Solutions Group, North America (collectively, the "**Named Executive Officers**") for services rendered in all capacities to BCE Emergis and its subsidiaries during the fiscal years ended December 31, 2002, December 31, 2001 and December 31, 2000.

		ANNUAL COMPENSATION			LONG-TERM COMPENSATION AWARDS[5]	
NAME AND PRINCIPAL POSITION[1]	YEAR	SALARY ($)[2]	BONUS ($)[2][3]	OTHER ANNUAL COMPENSATION ($)[4]	SHARES UNDER OPTIONS/SARS GRANTED (#)[6]	ALL OTHER COMPENSATION ($)[2][7]
PIERRE J. BLOUIN Chief Executive Officer	2002	315,385	–	–	230,000	7,110
W. BRIAN EDWARDS	2002	156,662	–	21,345	30,000	1,530,632
Former Vice-Chairman and	2001	340,000	229,500	–	90,000	5,100
Chief Executive Officer	2000	285,000	212,553	–	50,000	3,124
CHRISTIAN TRUDEAU	2002	397,615	–	–	115,000	17,286
President and	2001	300,000	210,000	–	80,000	5,885
Chief Operating Officer	2000	250,000	155,375	–	–	–
TERRENCE M. HAM	2002	299,808	–	1,125	42,500	191,635
Chief Business	2001	250,000	250,000	6,092	35,000	137,500
Development Officer	2000	250,000	281,250	4,567	–	40,000
ROBERT A. NEELY	2002	US 237,373	–	–	37,500	US 6,000
President,	2001	US 176,528	US 73,300	–	25,000	US 2,875
*e*Payment Solutions	2000	US 46,727	US 18,100	–	–	–
RENÉ POIRIER	2002	293,365	–	3,000	27,500	40,937
Chief Technology Officer	2001	250,000	125,000	–	32,500	5,192
	2000	212,500	94,779	–	–	–
FAYE S. BAGGIANO	2002	US 237,500	–	–	32,500[8]	US 75,000
Former President, *e*Health Solutions Group, North America	2001	US 111,538	US 134,200	–	65,000[8]	US 60,000

(1) *Mr. **Blouin** joined BCE Emergis on May 13, 2002. Prior to that date, he was Executive Vice-President of BCE Inc. and Chief Executive Officer of Bell Mobility Inc. After May 13, 2002, his compensation has been paid by BCE Emergis and is set forth in the above table.*

*Mr. **Edwards** ceased to be Vice-Chairman and Chief Executive Officer on May 13, 2002.*

*Mr. **Trudeau** was Executive Vice-President and Chief Operating Officer from September 8, 1998 until October 1, 2000 when he became President and Chief Operating Officer.*

*Mr. **Ham** was appointed Senior Vice-President, Finance Industry on December 15, 1998; he became President, BCE Emergis - USA on October 10, 2000 and Chief Business Development Officer on April 4, 2002.*

*Mr. **Neely** joined the Corporation on September 29, 2000 as Senior Vice-President, EIPP. He was Chief Marketing Officer from March 1, 2001 to April 4, 2002 when he became President, BCE Emergis - US. He was appointed President, ePayment Solutions effective on January 1, 2003.*

*Mr. **Poirier** was appointed Senior Vice-President, Development and Integration on December 1, 1998; he became Senior Vice-President, Product and Delivery on January 1, 1999; Chief Technology Officer on January 1, 2000 and President, BCE Emergis - Canada on April 4, 2002. He was re-appointed Chief Technology Officer effective November 26, 2002.*

*Dr. **Baggiano** was appointed President, e-Health-Solutions Group, North America on August 20, 2001. She left the Corporation on October 10, 2002.*

(2) *With the exception of **Mr. Neely** and **Dr. Baggiano**, who received their compensation in US dollars, all amounts shown in the above table are in Canadian dollars.*

(3) *Amounts in this column represent awards under the annual short-term incentive program. For 2002, no short-tem incentive award was granted to our executives and employees as the minimum corporate financial targets were not met. **Mr. Ham's** mobility premium referred to in Note 7 was added to the base salary for calculation of his short-term incentive award in 2000 and 2001. **Messrs. Trudeau** ($40,000 in 2001), **Ham** ($71,932 in 2001 and $105,676 in 2000) and **Poirier** ($7,250 in 2001) received a special short-term incentive award for exceptional performance in addition to the regular short-term incentive award under our short-term incentive plan. According to **Dr. Baggiano's** employment contract, the annualized base salary of US$300,000 was used to calculate **Dr. Baggiano's** short-term incentive award for the year 2001.*

(4) *Perquisites and other personal benefits are not disclosed where they do not exceed the lesser of $50,000 or 10 per cent of the total annual base salary and short-term incentive award of the Named Executive Officers. With the exception of **Mr. Edwards**, all amounts shown in this column represent the Corporation's contribution to an RRSP. In the case of **Mr. Edwards**, an amount of $7,846 paid for accrued vacation at the time of his departure is included in the amount of $21,345 for 2002.*

(5) *There are no Long-Term Compensation Payouts.*

(6) *There are no Restricted Shares or Restricted Share Units. The numbers in this column represent options granted under the BCE Emergis Share Option Plan which is described under "Directors' and Officers' Compensation - Report on Executive Compensation - Long-term Compensation - Stock Options" in this Circular.*

*Mr. **Blouin** was granted 130,000 options upon appointment. On June 10, 2002, he was granted 20,000 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 80,000 options. These 80,000 options vest entirely three years after the grant date.*

*Mr. **Edwards** was granted 30,000 options on January 22, 2002. Pursuant to the terms of the arrangement made with Mr. Edwards on his departure, 215,205 non-vested options vested on May 13, 2002 and will remain outstanding until May 13, 2004. On January 23, 2001, Mr. Edwards was granted 40,000 options and on July 24, 2001, he was granted 50,000 options (representing the accelerated annual target stock option grant for 2002).*

*Mr. **Trudeau** was granted 15,000 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 100,000 options on June 10, 2002. These 100,000 options vest entirely two years after the grant date. On January 23, 2001, Mr. Trudeau was granted 20,000 options and on July 24, 2001, he was granted 60,000 options (representing the accelerated target portion of the 2002 annual stock option grant).*

*Mr. **Ham** was granted 10,000 options on January 22, 2002 and, on June 10, 2002, 7,500 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 25,000 options. These 25,000 options vest entirely three years after the grant date. On July 24, 2001, he was granted 35,000 options (representing the accelerated annual target stock option grant for 2002).*

*Mr. **Neely** was granted 7,500 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 30,000 options on June 10, 2002. These 30,000 options vest entirely three years after the grant date.*

*Mr. **Poirier** was granted 7,500 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 20,000 options on June 10, 2002. These 20,000 options vest entirely three years after the grant date.*

*Dr. **Baggiano** was granted 7,500 options (representing the accelerated annual target stock option grant for 2003) and a special grant of 25,000 options on June 10, 2002. On August 20, 2001, at the time of hire, 65,000 options were granted to **Dr. Baggiano**. All options granted to **Dr. Baggiano** have expired following her departure from the Corporation.*

(7) *All Other Compensation includes the following payments by the Corporation:*

- *company contributions for life insurance coverage in the case of **Messrs. Blouin** ($1,918 in 2002), **Edwards** ($577 in 2002), **Trudeau** ($358 in 2002), **Ham** ($342 in 2002) and **Poirier** ($376 in 2002);*
- *company contributions under the Employee Share Purchase Plan in the case of **Messrs. Blouin** ($5,192 in 2002), **Edwards** ($2,350 in 2002, $5,100 in 2001 and $3,124 in 2000), **Trudeau** ($11,928 in 2002 and $5,885 in 2001), **Ham** ($7,500 in 2001 and 2000) and **Poirier** ($8,801 in 2002 and $5,192 in 2001);*
- *company contribution under the Deferred Profit Sharing Plan used for retirement purposes in 2002 in the case of **Messrs. Edwards** ($6,749), **Trudeau** ($5,000), **Ham** ($6,793) and **Poirier** ($6,760);*
- ***Mr. Ham** received a sales commission under a sales compensation program in 2002 ($104,500) in connection with the acquisition of the on-line mortgage processing and closing technology tools from The Federal Home Loan Mortgage Corporation and for concluding the Visa International agreement;*
- *company contributions under the 401(k) plan in the case of **Mr. Neely** (US$6,000 in 2002 and US$2,875 in 2001);*
- *payments made in 2002 to **Mr. Edwards** on his departure ($1,520,956);*
- *for **Dr. Baggiano**, signing bonus award of US$60,000 in 2001 and payment made in 2002 following the termination of her employment with the Corporation (US$75,000);*
- *promotion bonus of $25,000 in 2002 for **Mr. Poirier**; and*
- *mobility premiums of $80,000 in 2002, $130,000 in 2001 and $32,500 in 2000 for **Mr. Ham** which are intended to compensate him for increased travel out of country attributed to his responsibilities.*

In 2002, under the Employee Share Purchase Plan, executives were eligible to make a basic contribution towards the purchase of BCE Emergis common shares of up to 10 per cent of their base salaries matched by a company contribution on the first six per cent at the rate of 50 per cent of executive contributions.

(8) *These options, as well as all other options held by **Dr. Baggiano**, have expired since her departure from BCE Emergis.*

OPTIONS GRANTED DURING THE YEAR ENDED DECEMBER 31, 2002

The following table sets forth details of options to purchase common shares of BCE Emergis granted under the Plan to the Named Executive Officers during the financial year ended December 31, 2002. Each option granted under the Plan covers one common share. The Plan is described under the heading "Directors' and Officers' Compensation - Report on Executive Compensation - Long-term Compensation - Stock Options" in this Circular.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

NAME	SECURITIES UNDER OPTIONS/SARS GRANTED (#) [5]	% OF TOTAL OPTIONS/SARS GRANTED TO EMPLOYEES IN FINANCIAL YEAR	EXERCISE OR BASE PRICE ($/SECURITY)	MARKET VALUE OF SECURITIES UNDERLYING OPTIONS/SARS ON THE DATE OF GRANT ($/SECURITY)	EXPIRATION DATE
Pierre J. Blouin	130,000 [2]	3.7	$9.05	$9.05	June 10, 2008
	20,000 [3]	0.6	$9.05	$9.05	June 10, 2008
	80,000 [4]	2.3	$9.05	$9.05	June 10, 2008
W. Brian Edwards	30,000 [1]	0.9	$42.52	$42.52	January 22, 2008
Christian Trudeau	15,000 [3]	0.4	$9.05	$9.05	June 10, 2008
	100,000 [4]	2.8	$9.05	$9.05	June 10, 2008
Terrence M. Ham	10,000 [1]	0.3	$42.52	$42.52	January 22, 2008
	7,500 [3]	0.2	$9.05	$9.05	June 10, 2008
	25,000 [4]	0.7	$9.05	$9.05	June 10, 2008
Robert A. Neely	7,500 [3]	0.2	$9.05	$9.05	June 10, 2008
	30,000 [4]	0.9	$9.05	$9.05	June 10, 2008
René Poirier	7,500 [3]	0.2	$9.05	$9.05	June 10, 2008
	20,000 [4]	0.6	$9.05	$9.05	June 10, 2008
Faye S. Baggiano [6]	7,500 [3]	0.2	$9.05	$9.05	June 10, 2008
	25,000 [4]	0.7	$9.05	$9.05	June 10, 2008

(1) Options granted as part of the 2002 annual grant. Pursuant to the terms of the arrangement entered into with Mr. Edwards on his departure, 215,205 non-vested options vested on May 13, 2002 and will remain outstanding until May 13, 2004.

(2) Mr. Blouin was granted 130,000 options upon his appointment as Chief Executive Officer.

(3) Options granted as part of an advanced grant of options representing the accelerated annual target stock option grant for 2003.

(4) Options granted as part of the special grant of options on June 10, 2002 for retention purposes and in connection with the execution of the revised business plan. These options vest entirely three years after the grant date (two years in the case of Mr. Trudeau).

(5) As free standing SARs are not granted, the numbers relate solely to stock options.

(6) These options, as well as all other options held by Dr. Baggiano, have expired since her departure from BCE Emergis.

AGGREGATED OPTION EXERCISES DURING THE YEAR ENDED DECEMBER 31, 2002 AND FINANCIAL YEAR-END OPTION VALUES

The following table summarizes, for each of the Named Executive Officers, (a) the number of stock options, if any, exercised during the year ended December 31, 2002, (b) the aggregate value realized upon exercise, which is the difference between the market value of the underlying shares on the exercise date and the exercise or base price of the option, (c) the total number of unexercised options, if any, held at December 31, 2002 and (d) the aggregate value of unexercised in-the-money options at financial year-end, which is the difference between the exercise or base price of the options and the market value of the common shares on December 31, 2002, which was $7.47 per share. The aggregate values indicated with respect to unexercised in-the-money options at financial year-end have not been, and may never be, realized. These options have not been, and may never be exercised, and actual gains, if any, on exercise will depend on the value of the Corporation's common shares on the date of exercise. There can be no assurance that these values will be realized.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

NAME	SECURITIES ACQUIRED ON EXERCISE (#)	AGGREGATE VALUE REALIZED ($)	UNEXERCISED OPTIONS/SARS AT FINANCIAL YEAR-END (#)		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS/SARS AT FINANCIAL YEAR-END ($)	
			EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
Pierre J. Blouin	0	0	0	230,000	0	0
W. Brian Edwards	0	0	277,705[1]	0	0	0
Christian Trudeau	0	0	142,100	245,000	0	0
Terrence M. Ham	0	0	40,000	97,500	0	0
Robert A. Neely	0	0	0	62,500	0	0
René Poirier	0	0	75,000	80,000	0	0

(1) These options will expire on May 13, 2004 in accordance with the terms of the arrangement entered into with Mr. Edwards upon his departure.

PENSION ARRANGEMENTS

As an executive of a subsidiary of BCE Inc., Mr. Blouin continues to participate in the non-contributory defined benefit pension plan of BCE Inc. (the "**BCE Pension Plan**"). In addition, Mr. Blouin is covered by a supplementary executive retirement agreement (the "**SERP**") with BCE Inc. The following table shows estimated annual pension benefits payable, under the BCE Pension Plan and the SERP, upon retirement at age 65, to a participant in specified average earnings and years of service classifications. In no case may a participant receive under the BCE Pension Plan and the SERP an annual aggregate pension benefit from BCE Inc. in excess of 70 per cent of average pensionable earnings. The other Named Executive Officers do not participate in defined benefit pension plans. Mr. Neely participates in a company sponsored U.S. 401(k) plan pursuant to which employee contributions are matched by company contributions, 100 per cent for the first U.S. $1,000 and 50 per cent for the remainder of employee contributions, which cannot exceed 10 per cent of their base salary or U.S. $12,000, whichever is greater. The company contributions are shown under "All Other Compensation" in the Summary Compensation Table in this circular.

PENSION PLAN TABLE

PENSIONABLE EARNINGS ($)	PENSIONABLE YEARS OF SERVICE				
	20	25	30	35	40
500,000	164,500	202,700	240,900	279,100	313,400
700,000	232,500	286,500	340,500	394,500	443,000
900,000	300,500	370,300	440,100	509,900	572,600
1,100,000	368,500	454,100	539,700	625,300	702,200
1,300,000	436,500	537,900	639,300	740,700	831,800

Benefits shown above are not subject to any deductions for government benefits or other offset amounts. The benefits are partially indexed annually to increases in the Consumer Price Index but in no case shall indexation exceed four per cent.

The following describes the pensions payable to a participant under the BCE Pension Plan, as supplemented by the SERP:

1. Pensions are based on pensionable service and the one-year average of the best consecutive 36 months of pensionable earnings. Pensionable earnings include salary and short-term incentive awards, up to the target. The inclusion of such awards is subject to a maximum limit.

2. A participant is credited with 1.5 years of pensionable service for each year of service as an officer of BCE Inc. or of a subsidiary or associated company of BCE Inc.

3. Pensions are payable for life with a spousal survivor benefit entitlement of approximately 60 per cent of the pension payable to the participant.

4. A retirement allowance equal to one year's base salary is payable at time of retirement. This amount is not included in computing the participant's pensionable earnings.

5. A participant generally becomes eligible to SERP benefits upon reaching: (i) age 55 or more and the sum of age and service equals or exceeds 85; (ii) age 60 or more and the sum of age and service equals or exceeds 80; or (iii) age 65 and 15 years of service. For purposes of this paragraph (5), service excludes the additional 0.5 year of pensionable service credited for each year of service as an officer.

6. For purposes of computing his total retirement benefits, as of December 31, 2002, Mr. Blouin had 20.3 years of pensionable service.

EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL AGREEMENTS

We are a party to agreements with Mr. Ham and Mr. Neely governing severance in the event of any future termination of such executives' employment. The terms governing any future termination of Mr. Blouin's employment with BCE Emergis are included in an arrangement that he has with BCE Inc.

Pursuant to the material terms of Mr. Blouin's arrangement with BCE Inc., in the event of termination of his employment with BCE Emergis without cause, Mr. Blouin would be entitled to receive from BCE Inc. a severance payment based on two times his base salary plus two times the average of the best two annual bonus awards in the last four years prior to termination, unless he is offered a similar position within the BCE Inc. group of companies.

Pursuant to the material terms of Mr. Ham's agreement, in the event of termination of his employment without cause, Mr. Ham will receive, in addition to accrued base salary, vacation pay and short-term incentive awards earned but not paid, an indemnity in lieu of notice equal to a multiple of his monthly salary. This multiple is the sum of the remaining number of months within the calendar year of termination of employment plus an additional 12 months. Mr. Ham will continue to accrue all benefits that would normally have accrued during such period. The agreement also provides for continuation of vesting of all options granted to Mr. Ham during such period.

Pursuant to the material terms of Mr. Neely's agreement, in the event of termination of his employment without cause, Mr. Neely will receive, in addition to accrued salary, bonus, incentive compensation and unreimbursed expenses, an amount equal to his annual base salary multiplied by 0.50 and he will continue to receive medical benefits for a period of six months or until he obtains other employment, whichever is sooner.

COMPENSATION OF DIRECTORS

2002 COMPENSATION

In 2002, the compensation of Directors who are not officers or employees of BCE Emergis or of any of its affiliates[1] (the "**Eligible Directors**") who were elected for the first time on or after May 1, 1999[2] consisted of:

Annual Board Retainer	$20,000
Annual Committee Retainer	$ 1,000
Annual Committee Chairperson Retainer[3]	$ 2,000
Board and Committee Attendance Fees[4]	$ 500

(1) Messrs. Michael J. Sabia and William D. Anderson are officers of BCE Inc. and Pierre J. Blouin is an officer of BCE Emergis, and as such they are not entitled to compensation as Directors.

(2) Directors first elected prior to May 1, 1999 were granted stock options under our Stock Option Plan. Until October 23, 2002, they did not receive the fees described above. Since October 23, 2002, they have been receiving Attendance Fees and since January 1, 2003, they are also entitled to the Board, Committee Retainer and Committe Chairperson Retainer Fees (see 2003 Compensation below).

(3) This amount includes the Annual Committee Retainer.

(4) This is a fee per meeting. Effective October 23, 2002, all Eligible Directors are entitled to Attendance Fees in the amount of $1,000 for meetings of the Board and of the HRCGC and Attendance Fees in the amount of $1,500 for meetings of the Audit Committee and any ad hoc committee created to review related-party transactions or other transactions.

DIRECTORS' SHARE UNIT PLAN

So as to align more closely the interests of our Directors with those of our shareholders, since October 1, 1999, the fees payable to Eligible Directors, other than attendance fees, have been paid in the form of share units under the BCE Emergis Inc. Share Unit Plan for Non-Employee Directors (1999) (the "**Share Unit Plan**"). Directors may also elect to receive the attendance fees in the form of share units. Under the Share Unit Plan, each quarter, a number of share units equal to the number of shares that could be purchased on the open market for a dollar amount equal to the applicable fees payable for such quarter is credited to the account maintained for each Eligible Director. No shares are purchased on the open market until such time as a Director ceases to be a member of the Board of Directors. Following the cessation of Board service, the Corporation causes to be purchased on the open market a number of our common shares equal to the Director's credit balance under the Share Unit Plan after remittance of applicable withholding taxes and such shares are then delivered to the Director.

STOCK OPTIONS

The Board adopted a policy in 2001 with respect to the grant of options to Directors pursuant to which a maximum of 25,000 options could be granted to a Director upon his or her joining the Board and thereafter, up to 5,000 options per year could be granted. No options were granted to Directors in 2002. On December 17, 2002, the Board rescinded the 2001 policy and decided that no grants of options would thereafter be made to Directors and that the Plan would be amended accordingly. Two Directors still hold stock options that were granted in 1998.

MINIMUM SHARE OWNERSHIP GUIDELINES

Under Share Ownership Guidelines adopted by the Board on December 17, 2002, Directors will be required to own or hold, within three years from their election to the Board, BCE Emergis common shares or share units having a value of $60,000, equivalent to three times the annual Board retainer fee.

2003 COMPENSATION

In 2002, the Board undertook a comprehensive review of compensation arrangements for Directors. To better reflect the risks and responsibilities in being an effective Director, the following compensation arrangements were approved by the Board, to take effect on January 1, 2003, except for the revised Board and committee attendance fees which took effect on October 23, 2002:

Annual Board Retainer	$20,000
Annual Audit Committee and HRCGC Retainer	$ 1,000
Annual HRCGC Chairperson Retainer	$ 4,000
Annual Audit Committee Chairperson Retainer	$20,000
Board and HRCGC Attendance Fees	$ 1,000
Audit and ad hoc Committees Attendance Fees	$ 1,500

(1) The Annual Audit Committee and HRCGC Chairperson Retainer Fees include the Annual Committee Retainer Fees.

(2) If a Director resides more than 1,000 km away from Montréal, travel fees of $1,000 per meeting are paid in addition to reimbursement of travel expenses.

(3) The Annual Board Retainer will be paid in share units until the Director's minimum share ownership level is attained. Once it is attained, the Director may elect to continue to receive the Annual Board Retainer in share units. All other fees are paid in cash unless the Director elects to be paid these fees in the form of share units.

(4) Directors are no longer entitled to stock options.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

We seek to attain high standards of corporate governance. The Board of Directors has carefully considered the corporate governance guidelines adopted by the TSX and believes that we are well aligned with such guidelines. The TSX has published proposed amendments to its current corporate governance guidelines in the spring of 2002 which have not yet been formally implemented by the TSX as of the date hereof. In November 2002, the TSX circulated a further set of proposed amended corporate governance guidelines. Once they are adopted, the Board will reassess our corporate governance practices and make any necessary changes. A description of our corporate governance practices is set out below.

TSX CORPORATE GOVERNANCE GUIDELINE	DO WE ALIGN?	OUR CORPORATE GOVERNANCE PRACTICES
1. The Board should explicitly assume responsibility for our stewardship, and specifically for:	Yes	The Board has overall responsibility for the management and supervision of our affairs. The Board has established an administrative procedure which prescribes the rules governing the approval of transactions carried out in the course of our operations, the delegation of authority and the execution of documents on our behalf. For instance, the appointment of officers as well as the authorization of investments and expenditures above a certain dollar threshold are subject to review and approval by the Board.
a. the adoption of a strategic planning process	Yes	The Board's duties include review and approval of our corporate strategy. One or more meetings of the Board are held every year for substantive strategic planning sessions. In a subsequent meeting, the Board reviews and approves a business plan and annual budget reflecting the strategy. In addition, key objectives of the strategy as well as quantifiable financial targets from the business plan and annual budget are incorporated into an annual management mandate (the "**Corporate Mandate**") approved at a Board meeting early in the year.
b. the identification of principal risks, and implementing risk management systems	Yes	The Board, through its Audit Committee, reviews the principal risks affecting our business and the implementation of appropriate systems to manage such risks.
c. the succession planning, appointing, training and monitoring of senior management	Yes	As part of its mandate, the Board focuses on the integrity, quality and continuity of management required to attain our corporate goals. The HRCGC reviews and reports periodically to the Board on succession planning, on officer appointments and development and annually on the performance of management in relation to the Corporate Mandate. Annually, the HRCGC measures management's performance and compensation against the combined set of objectives comprised in the Corporate Mandate.

TSX CORPORATE GOVERNANCE GUIDELINE	DO WE ALIGN?	OUR CORPORATE GOVERNANCE PRACTICES
d. the communications policy	Yes	The Board reviews periodically the communications strategy addressing communications with shareholders, financial analysts, employees and the media. Procedures for receiving feedback from shareholders have also been developed. For instance, in addition to the annual meeting, lines of communication (meetings, conferences, press releases and quarterly conference calls) have been established with the investment community and the media to explain our results and corporate strategy as well as to answer questions. We have toll free numbers for shareholder enquiries and investor relations (1 866 363-7447) and general enquiries (1 888 709-8759). In addition, we present detailed information on our business on our website (www.emergis.com). The Board has also approved a Disclosure Policy to ensure that our communications to the investment community, the media and the general public are timely, factual and accurate, and broadly disseminated, in accordance with applicable legal requirements.
e. the integrity of internal control and management information systems	Yes	The Board, through its Audit Committee and in consultation with our external and internal auditors, considers and reviews the integrity of our financial reporting processes, both internal and external, and the adequacy of our internal controls, including computerized systems controls and security.
2. A majority of Directors should be unrelated (independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the Director's ability to act with a view to our best interests, other than interests and relationships arising solely from shareholding)	Yes	Currently, only one of the nine persons proposed for election to the Board in this Circular is a related Director pursuant to the TSX corporate governance guidelines, namely Mr. Pierre J. Blouin who is our Chief Executive Officer. Accordingly, eight out of nine Directors are unrelated Directors. In addition, five Directors are considered by the Board as independent from our significant shareholder, BCE Inc., which owns approximately 65 per cent of our outstanding shares. They are Messrs. Pierre Ducros, Daniel Johnson, Robert Kearney, J. Spencer Lanthier and C. Wesley M. Scott. Messrs. Michael J. Sabia and William D. Anderson are officers of BCE Inc. whereas Mr. John H. McArthur is a non-executive director of BCE Inc. There is therefore fair representation on the Board for shareholders other than BCE Inc.

TSX CORPORATE GOVERNANCE GUIDELINE	DO WE ALIGN?	OUR CORPORATE GOVERNANCE PRACTICES
3. Disclose for each Director whether he is related, and how that conclusion was reached	Yes	Pierre J. Blouin Related – he is our Chief Executive Officer. Messrs. Michael J. Sabia and William D. Anderson are officers of BCE Inc., our majority shareholder. The TSX guidelines recognize that interests and relationship relating solely from shareholding do not make a Director a "related" Director. Mr. Sabia is also an officer and director of Bell Canada, a major supplier to, and customer of, the Corporation. Mr. Johnson is a lawyer with McCarthy Tétrault, a law firm which has provided legal services to the Corporation in the last year. In reviewing the status of Directors as unrelated under the TSX corporate governance guidelines, and in light of the concept of independence for Directors who are service providers or employees/officers of service providers to the issuer proposed by the New York Stock Exchange, the Board of Directors has concluded that a Director's ability to act with a view to our best interests, and to thereby qualify as an "unrelated Director" would not be impaired as a result of such Director: • being an executive officer of another company that does business with the Corporation or its subsidiaries, provided annual sales to, or purchases from, the Corporation and its subsidiaries are not material to the company he or she serves as an executive officer; or • being a partner or executive officer of an entity that provides consulting, legal or financial advisory services to the Corporation or its subsidiaries, provided annual fees for such services received from the Corporation and its subsidiaries are not material to such entity. On this basis, Messrs. Michael J. Sabia, William D. Anderson and Daniel Johnson are considered as unrelated Directors. However, as mentioned above, Messrs. Sabia and Anderson, being officers of BCE Inc., and Mr. McArthur being a non-executive director of BCE Inc. are not independent of our significant shareholder, BCE Inc. None of Messrs. Pierre Ducros, Robert Kearney, J. Spencer Lanthier, John H. McArthur and C. Wesley M. Scott, or their associates, have: • worked for BCE Emergis or its subsidiaries; • contracts with BCE Emergis or its subsidiaries or are executive officers or partners of entities that do business with BCE Emergis or its subsidiaries; or • received remuneration from BCE Emergis or its subsidiaries (other than Directors' fees); they are therefore unrelated Directors. Mr. Scott was, until March 1, 2001, Chief Corporate Officer of BCE Inc. and a director of Bell Canada.

TSX CORPORATE GOVERNANCE GUIDELINE	DO WE ALIGN?	OUR CORPORATE GOVERNANCE PRACTICES
4. a. Appoint a Committee of Directors responsible for proposing to the full Board new nominees to the Board and for assessing Directors on an ongoing basis	Yes	The mandate of the HRCGC includes evaluating, considering and making recommendations to the Board with respect to new candidates for election or appointment to the Board. A formal process took place in 2002, led by the HRCGC, to identify a new candidate for election to the Board. The HRCGC also undertakes periodic surveys of Directors to allow each Director to assess the effectiveness of the Board and its Committees as well as to appraise his own participation on the Board.
b. Composed exclusively of outside (non-management) Directors, the majority of whom are unrelated	Yes	The HRCGC is composed of four outside and unrelated Directors, three of whom are Directors independent from our significant shareholder.
5. Implement a process for assessing the effectiveness of the Board, its Committees and individual Directors	Yes	The HRCGC undertakes a periodic survey of Directors to allow each Director to assess the effectiveness of the Board and of its Committees as well as to appraise his own participation on the Board. The HRCGC reports to the Board on the results of the survey.
6. Provide orientation and education programs for new Directors	Yes	An orientation program is in place for new Board members. In particular, upon joining the Board, Directors are given the opportunity to meet with members of senior management to familiarize themselves with our business and are provided with material about our strategy, our operations and our policies.
7. Consider reducing the size of the Board, with a view to improving effectiveness	Yes	The Board is of the view that its current size (nine members as of March 19, 2003) is well suited to our circumstances and allows for the efficient functioning of the Board as a decision-making body.
8. The Board should review compensation of Directors in light of risks and responsibilities	Yes	The HRCGC conducts a periodic review of Directors' remuneration for Board and Committee service in relation to current norms, and recommends any change for Board approval. In 2002, in part to address the risks and responsibilities involved in being an effective Director, the HRCGC conducted a thorough review of our outside Directors' compensation arrangements, culminating in the adoption of a new compensation arrangement for such Directors. See "Directors' and Officers' Remuneration – Compensation of Directors" in this Circular for particulars.

TSX CORPORATE GOVERNANCE GUIDELINE	DO WE ALIGN?	OUR CORPORATE GOVERNANCE PRACTICES
9. The Committees of the Board should generally be composed of outside (non-management) Directors, a majority of whom are unrelated Directors	**Yes**	The Audit Committee is currently composed of six outside and unrelated Directors, four of whom are Directors independent from our significant shareholder. All members are financially literate and at least two members have accounting or related financial experience. For the HRCGC's composition, see item 4(b) above.
10. The Board should expressly assume responsibility for, or assign to a committee the general responsibility for, the approach to corporate governance issues	**Yes**	The HRCGC is responsible for developing and monitoring our approach to governance issues, on which it reports to the Board periodically, and for our response to the TSX's governance guidelines.
11. a. Define limits to management's responsibilities by developing mandates for the Board and the CEO	**Yes**	The respective roles of the Board and of the Chief Executive Officer are set out in our *Schedule of Authorities* which lists all transactions that management is authorized to carry out without necessitating specific Board approval. All corporate action that is not specifically authorized under the *Schedule of Authorities* requires approval by the Board.
b. The Board should approve the CEO's corporate objectives	**Yes**	The corporate objectives for which the Chief Executive Officer has responsibility are set forth annually in the Corporate Mandate which is approved by the Board early in the first quarter of each year. The achievement of the objectives is assessed annually by the Board on the basis of strategic business objectives and quantifiable financial targets incorporated in the Corporate Mandate.
12. Establish procedures to enable the Board to function independently of management	**Yes**	The Board has a separate, non-executive Chairman and only one Director is a member of Management. The Chairman has responsibility to ensure that the Board can function independently of Management. In addition, Directors can add items to Board agendas which are distributed in advance of meetings and agendas for Committee meetings are under the responsibility of the chairperson of such Committees. Furthermore, it is the HRCGC's practice to reserve time for meeting without Management at each of its meetings. In addition, the Board meets without the Chief Executive Officer when his performance and compensation are discussed and, finally, there is a process by which feedback is solicited from Directors on how the Board can operate more effectively.

TSX CORPORATE GOVERNANCE GUIDELINE	DO WE ALIGN?	OUR CORPORATE GOVERNANCE PRACTICES
13. a. Establish an Audit Committee with a specifically defined mandate	Yes	The Board has approved a mandate for the Audit Committee and such mandate is reviewed annually. The Audit Committee reviews, reports and, where appropriate, provides recommendations to the Board on: the annual and interim consolidated financial statements and the integrity of the financial reporting processes of the Corporation; the adequacy of the Corporation's processes for identifying and managing risk; the adequacy of its internal controls; the adequacy of its process for complying with laws and regulations; the appropriateness of, and compliance with, the policies and practices of the Corporation relating to business ethics, including the Code of Business Conduct; the appointment, terms of engagement, independence, proposed fees and performance of the shareholders' auditor and internal auditor; and the administration of the retirement benefit programs. The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.
b. all members should be non-management Directors	Yes	The Audit Committee is only composed of non-management or outside Directors.
14. Implement a system to enable individual Directors to engage outside advisers, at our expense	Yes	In performing its responsibilities, the Board, a Committee of the Board or an individual Director may, as required, and, in the case of an individual Director, subject to the approval of the Chairman of the HRCGC, engage an outside adviser at our expense.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

Directors' and Officers' liability insurance in the aggregate amount of U.S. $280 million (approximately Cdn. $446 million) is purchased for the protection of all the directors and officers of BCE Inc., its subsidiaries (including BCE Emergis) and certain of its associated companies against liability incurred by such directors and officers. In 2002, the aggregate amount charged against earnings by BCE Emergis for its portion of the premium paid in respect of its Directors and officers as a group was U.S. $23,728 (approximately Cdn. $37,015). In any case in which BCE Emergis is not permitted by law to reimburse the insured, the deductible is nil. Where BCE Emergis is permitted to reimburse the insured, the deductible is U.S. $300,000 (approximately Cdn. $450,000) per event.

INTEREST OF INSIDERS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in the accompanying 2002 Annual Report (which includes our audited consolidated financial statements for the financial year ended December 31, 2002) and in our Annual Information Form dated May 15, 2002, we are not aware that any of the Directors, officers, nominees for election as Directors, other insiders of the Corporation or any persons associated or otherwise related to any of them has had an interest in any material transaction carried out since the beginning of the Corporation's last completed fiscal year and which has materially affected or is likely to materially affect the Corporation.

2004 SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than December 22, 2003 to be considered for inclusion in next year's Management Proxy Circular for the purposes of our 2004 Annual Meeting of shareholders.

ADDITIONAL INFORMATION

Copies of our latest annual information form, latest audited financial statements, interim financial statements filed since the date of the latest audited financial statements, and latest management proxy circular may be obtained upon request. Requests should be addressed to the Corporate Secretary at 1155 René-Lévesque Blvd. West, Suite 2200, Montréal, Québec H3B 4T3 (telephone: (514) 868-2200 or 1 888 206-5116; facsimile: (514) 868-2344).

APPROVAL OF CIRCULAR

I, the undersigned, Executive Vice-President, Law and Corporate Secretary of BCE Emergis Inc., hereby certify that the contents of this Management Proxy Circular and the sending thereof to each shareholder entitled to receive notice of and vote at the Meeting, to each Director, to the auditors of BCE Emergis and to the appropriate governmental agencies were approved by the Board of Directors on March 20, 2003.



Monique Mercier
Executive Vice-President, Law and
Corporate Secretary



Monday, May 26th, 2003

News Room



News Releases 2003

BCE Emergis and HealthLink Technologies to connect to deliver online claim related bills to the WSIB
Providers in more than 200 clinics to benefit from seamless integration of BCE Emergis bill approval and payment system with the InTouch Practice Management System

Montréal (Québec) Canada - April 29, 2003 - Sending health claim related bills will become easier for providers in more than 200 clinics in Ontario as BCE Emergis' web-enabled health bill approval and payment system is seamlessly integrated with HealthLink Technologies' InTouch Practice Management System. In an agreement announced today, HealthLink will be adapting its practice management software to provide direct access to the BCE Emergis system. Providers will have the ability to electronically route their claim related bills to the Workplace Safety and Insurance Board of Ontario (WSIB) via BCE Emergis, using their current InTouch software interface and without having to re-key information. HealthLink estimates that its clinics send an average of 15,000 to 20,000 transactions to the WSIB on a monthly basis. The HealthLink agreement follows a similar partnership with the Ontario Chiropractors Association announced in January 2003.

"With the HealthLink and Ontario Chiropractors Association agreements, BCE Emergis has gained significant traction in connecting providers, and making its solution widely available and easily adoptable for providers," said Daniel Baron, president of BCE Emergis eHealth (Canada), "With these agreements, providers already using the BCE Emergis system to submit bills will no longer have to enter the data on two different platforms."

The WSIB is the largest payer of work-related health claims in Canada, receiving more then 300,000 claims and processing approximately four million paper bills annually. Through its five-year agreement with BCE Emergis, the WSIB extends to Ontario's 27,000 health and medical services providers - including chiropractors, physiotherapists, massage and occupational therapists, etc. - the opportunity to benefit from improved workflow, faster payment and a simpler process for handling health bills, at no cost.

"HealthLink specializes in meeting the needs of the physical rehabilitation industry and understands that a therapists' time is best spent treating patients," said Steven Presement, President of HealthLink Technologies Inc., "By partnering with BCE Emergis, we are able to provide easy access to technology that streamlines clinic processes and procedures, helping health care professionals to focus on the business of providing quality care to their patients."

BCE Emergis health bill management services increase operational efficiencies on behalf of health care payers and providers by enabling the electronic validation, authorization and payment of their health insurance claim related bills. With the BCE Emergis solution, health care providers can quickly verify bill status via the claims inquiry and review screens, making it easier to reconcile payments. Providers also benefit from improved accuracy in billing submission and faster payment via electronic fund transfer, while eliminating postal delays and saving on postage costs.

In addition to health bill management, BCE Emergis services facilitate submission, routing, adjudication and/or payment of drug and dental claims on behalf of 99 per cent of Canadian pharmacies and 62 per cent of Canadian dentists. BCE Emergis is working to implement the voluntary pan-Canadian National e-Claims Standard (NeCST) for claims exchange across benefit groups.

"By delivering secure technology that greatly simplifies bill approval and payment systems for both health care payers and providers, BCE Emergis is responding to tomorrow's needs today," added Baron.

About BCE Emergis

BCE Emergis is a leading North American eBusiness company enabling specialized transaction processes for the health and finance sectors. BCE Emergis supplies solutions to businesses that automate transactions between companies and allows them to interact and transact in real-time. Its leading technologies are centred on claims processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT APRIL 29, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION,

FUTURE EVENTS OR OTHERWISE.

For additional information:

Lyne Beauregard
Media and Industry Relations
(905) 707-4062
lyne.beauregard@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com

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BCE Emergis

News Room

Monday, May 26th, 2003





News Releases 2003

Companies to benefit from greater efficiencies and cost reductions with new BCE Emergis solution
Emergis® e-Invoicing for Payables streamlines invoice and payment processing

Montréal (Québec) Canada - May 8, 2003 - BCE Emergis today launched a new solution aimed at fully streamlining a company's Accounts Payable (A/P) processes. Targeted at businesses with significant A/P overhead, the patent-pending Emergis® e-Invoicing for Payables solution is geared towards increasing control over cash outflows while reducing A/P costs and enabling more accurate cash management through enhanced invoice and payment visibility. Emergis e-Invoicing for Payables builds on the company's leading suite of Electronic Invoice Presentment and Payment (EIPP) solutions, addressing critical needs for today's financial professionals by eliminating unnecessary costs associated with A/P processes, and providing a platform for more productive collaboration with suppliers - regardless of their level of technological sophistication. The buyer focused EIPP solution complements existing Electronic Data Interchange (EDI) or Enterprise Resource Planning (ERP) investments, offering companies a means to not only receive invoices electronically, but also to facilitate dispute resolution and provide suppliers with a self-service view into the status of their invoices and payments.

"Emergis e-Invoicing for Payables truly reduces the value in financial processes by slashing A/P overhead and enabling the supplier community to connect and transact with buyers through something as simple and readily available as an Internet browser," said Alan Neely, president of BCE Emergis ePayment Solutions, "And, with the support of our Fast Lane adoption program, BCE Emergis can help companies overcome the challenges they face in convincing suppliers to send their invoices in an electronic format, steering them away from inefficient and expensive processes towards a more productive and cost-effective solution."

Recognizing that adoption by the supplier community is of critical importance in successfully streamlining the A/P process, Emergis e-Invoicing for Payables is supported by Fast Lane, a comprehensive adoption program designed to accelerate a return on the solution's investment.
BCE Emergis also makes it simple for a company's A/P department to bring their suppliers on board by offering a wide range of options for the submission of their invoices.

According to Avivah Litan of Gartner Inc., a leading research and advisory firm based in Stamford, CT, "Payers can achieve significant efficiencies by automating the receipt of invoices, the issuance of payments and the business processes that take place in between." Gartner research also shows that mid-sized buying organization paying 5,000 suppliers yearly can save nearly one million dollars each year by automating invoice receipt and payment processing.[1] Larger organizations have the potential to save even more.

Faster information that leads to sound financial decisions
With Emergis e-Invoicing for Payables, companies can eliminate error-prone manual data entry while improving process efficiencies with online collaboration tools and dispute resolution, in effect, providing a centralized view of where invoices are in the workflow for both buyers and suppliers. By receiving invoices electronically, cash managers and treasurers obtain a real time picture of their liabilities and can use this critical information to make better-informed decisions by finding the right balance between borrowing to cover payables and paying early to take advantage of trade discounts.

A streamlined approach that benefits the bottom line
Against the backdrop of challenging economic conditions, increased competition and the need to improve efficiencies to drive down costs, smart businesses are looking for solutions that will enhance their core processes and significantly impact their bottom line for the long haul. With Emergis e-Invoicing for Payables, companies can:

- Improve productivity and efficiency through streamlined invoiced receipt and payment handling processes.
- Take advantage of supplier trade discounts and improve cash management practices.
- Reduce costs associated with supplier inquiries on payment status.
- Integrate existing A/P or ERP systems.
- Reduce costs associated with dispute resolution and improve customer service.

"BCE Emergis is uniquely positioned to offer a comprehensive suite of EIPP solutions that address both sides of the buy and sell equation, and delivers a quick return on investment," concluded Neely.

About BCE Emergis
BCE Emergis is a leading North American eBusiness company enabling specialized transaction processes for the health and finance sectors. BCE Emergis supplies solutions to businesses that automate transactions between companies and allows them to interact and transact in real-time. Its leading technologies are centred on claims processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks, and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

[1] Litan, Avivah. "Invoicing and Payments: the Payer Value Proposition." Stamford: Gartner, September 17, 2002.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT MAY 8, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For additional information:

Lyne Beauregard
Media and Industry Relations
(905) 707-4062
lyne.beauregard@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com




SEC MAIL PROCESSING
RECEIVED
JUN 06 2003
SECTION

MATERIAL CHANGE REPORT

Section 75 of the *Securities Act* (Ontario)
Section 85 of the *Securities Act* (British Columbia)
Section 146 of the *Securities Act* (Alberta)
Section 84 of *The Securities Act, 1988* (Saskatchewan)
Section 81 of the *Securities Act* (Nova Scotia)
Section 76 of *The Securities Act, 1990* (Newfoundland)

ITEM 1: REPORTING ISSUER

The name of the reporting issuer is BCE Emergis Inc. ("BCE Emergis"), the head office of which is located at 1155 René-Lévesque Blvd. West, Suite 2200, Montréal, (Québec) H3B 4T3

ITEM 2: DATE OF MATERIAL CHANGE

May 14, 2003

ITEM 3: PRESS RELEASE

A press release announcing the material change was issued by BCE Emergis on May 7, 2003 in Montreal, Québec. A copy of the press release is annexed hereto and forms an integral part hereof.

ITEM 4: SUMMARY OF MATERIAL CHANGE

On May 7, 2003, BCE Emergis announced the resignation of Pierre Blouin as Chief Executive Officer of BCE Emergis and the appointment of Tony Gaffney as Chief Executive Officer, effective May 14, 2003.

ITEM 5: FULL DESCRIPTION OF MATERIAL CHANGE

On May 7, 2003, BCE Emergis announced the resignation of Pierre Blouin as Chief Executive Officer of BCE Emergis and the appointment of Tony Gaffney as Chief Executive Officer, effective May 14, 2003. Mr. Gaffney will be appointed to the BCE Emergis Board of Directors at its next regularly scheduled meeting

ITEM 6: RELIANCE/CONFIDENTIAL

Not applicable.

ITEM 7: OMITTED INFORMATION

Not applicable.

ITEM 8: SENIOR OFFICER

Monique Mercier
Executive Vice President, Law and Corporate Secretary
(514) 868-2351

ITEM 9: STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED this 16th day of May 2003.

BCE EMERGIS INC.

(s) John Sypnowich

John Sypnowich
Assistant Corporate Secretary


BCE
Emergis

News Release

Tony Gaffney takes over the helm at BCE Emergis as Pierre Blouin assumes leadership of Bell Canada's consumer business

Montréal (Québec) Canada, May 7, 2003 — The BCE Emergis Board of Directors is pleased to announce the appointment of Tony Gaffney as Chief Executive Officer of BCE Emergis. Gaffney, who assumes his new position on May 14, is currently President and Chief Executive Officer of Bell Nexxia. Pierre Blouin, the company's current CEO, has accepted the position of Group President—Consumer Markets at Bell Canada. Gaffney will be appointed to the BCE Emergis Board of Directors at its next regularly scheduled meeting.

Under Blouin's leadership, BCE Emergis undertook an exhaustive review of its operations, exiting a number of non-strategic businesses and redefining its business strategy, which has led the company to three straight quarters of profitability, since the second half of 2002.

Speaking on behalf of the Board, Chairman Michael Sabia stated, "Pierre has made BCE Emergis a profitable company and one more focused on customer service and execution since he joined last May. The hard work Pierre, President and COO Christian Trudeau and all BCE Emergis employees have put into the company's turnaround is paying off."

A seasoned IT and eBusiness professional with more than 20 years of experience, Tony Gaffney joined Bell Nexxia in 2002. As President and CEO, Gaffney was responsible for redefining Bell Nexxia's enterprise solutions strategy and implementing a more customer-centric business model. Prior to joining Bell Nexxia, Gaffney served in leadership positions with Andersen Consulting (Accenture), SHL Systemhouse Inc. and MCI Telecommunications.

With a proven track record in the enterprise solutions and outsourcing business as well as a broad range of industry consulting and solutions experience on an international scale, Gaffney is well positioned to take over the helm at BCE Emergis. He holds an engineering degree and an MA from Trinity College in Dublin, Ireland.

About BCE Emergis

BCE Emergis is a leading North American eBusiness company enabling specialized transaction processes for the health and finance sectors. BCE Emergis supplies eBusiness solutions to the financial services and health industries in North America, automating transactions between companies and allowing them to interact and transact electronically. The Company also provides cost containment services for medical claims, mainly through its preferred provider network. Its leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions.

BCE Emergis customers include 14 leading North American health insurers, three of the top five U.S. banks, the top six Canadian banks and a number of North America's largest enterprises. The Company's shares (TSX: IFM) are included in the S&P/TSX Composite Index.

For more information, visit the company's web site at www.emergis.com.

This news release contains forward-looking statements, which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly. Factors which could cause actual results or events to differ materially from current expectations include, among other things: the ability of the Company's strategies to produce the expected benefits and growth prospects; the uncertainty of the Canadian and U.S. economies; fluctuations in the currency exchange rates between the Canadian and U.S. dollar; the extent of the adoption of eBusiness; the adoption rate of our solutions by our customers and their channel partners; the Company's ability to respond to the industry's rapid pace of change; competition; the ability of the Company to continue to grow its revenues; the volatility of the Company's quarterly operating results; the ability of the Company to manage and expand its U.S. operations; the ability of the Company to integrate acquisitions; the Company's reliance on strategic relationships, including its relationship with BCE Inc.; the Company's dependence on contracting medical service providers and the risk of professional liability relating to its medical management services; the possibility of defects in software or failures in the processing of transactions; the possibility of security and privacy breaches; the ability of the Company to attract and retain highly trained personnel; the ability of the Company to develop and maintain its intellectual property; the risk of intellectual property infringement claims against the Company; the integrity of public key cryptology technology used by the Company; and the risk of increased government regulation of the Company's operations. For additional information with respect to certain of these and other factors, see the Annual Information Form and Annual Report (Management Discussion and Analysis) of the Company filed with Canadian securities commissions.

THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT MAY 7, 2003 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

– 30 –

For additional information:
Anna di Giorgio
Corporate Communications
(514) 868-2358
anna.digiorgio@emergis.com

John Gutpell
Investor Relations
(514) 868-2232
john.gutpell@emergis.com


RECEIVED
2003
SECTION
PROCESSING

BCE EMERGIS INC.

ANNUAL INFORMATION FORM

for the year ended
December 31, 2002

May 7, 2003

Unless otherwise indicated, the information contained in this annual information form is given as at December 31, 2002

TABLE OF CONTENTS

Certain of the BCE Emergis Inc. product and service names mentioned in this document are registered trade-marks of BCE Emergis Inc. or BCE Inc. or trademarks for which BCE Emergis Inc. or BCE Inc. have filed applications for registration. This document also includes references to trademarks, products, services or company names of other corporations. BCE Emergis is a trade-mark of BCE Inc. used under license.

All dollar amounts in this document refer to Canadian dollars, unless otherwise stated.

ITEM 1. CORPORATE STRUCTURE

1.1 Name and incorporation

BCE Emergis Inc. is a leading North American eBusiness company enabling specialized transaction processes for the financial services and health sectors. We supply solutions to businesses that automate transactions between companies and allow them to interact and transact electronically. We also provide cost containment services for medical claims mainly through our preferred provider network. Our leading technologies are centred on claims and loan-related document processing, electronic bill presentment and payment solutions. Our customers include North American banks and insurance companies.

BCE Emergis Inc. was incorporated under the *Canada Business Corporations Act* on December 11, 1986.[1]

BCE Emergis Inc. and its subsidiaries are referred to herein as collectively "BCE Emergis", "we" or "us".

1.2 Intercorporate relationships

As at December 31, 2002, we had two principal active subsidiaries: BCE Emergis Technologies, Inc. and BCE Emergis Corporation. BCE Emergis Technologies, Inc. and its subsidiaries ("Emergis Technologies") provide invoice presentment and payment, and mortgage processing solutions. BCE Emergis Corporation and its subsidiaries ("US Health Corp.") provide medical cost containment services and claims processing to health care payors in the United States. Emergis Technologies and US Health Corp. are wholly owned subsidiaries of BCE Emergis US Holdings Inc. and are governed by the laws of the State of Delaware. BCE Emergis US Holdings Inc. is a wholly owned subsidiary of BCE Emergis Inc. and is also governed by the laws of the State of Delaware.

The authorized capital of BCE Emergis consists of an unlimited number of common shares without nominal value, of which 101,896,418 shares of BCE Emergis (the "Shares") were issued and outstanding as at December 31, 2002, and an unlimited number of preferred shares issuable in series, none of which are issued.

BCE Inc. ("BCE"), Canada's largest communications company, is our principal shareholder, which as at December 31, 2002 held, directly and indirectly, 64.68% of the outstanding Shares.

---

[1] Our Articles of Incorporation were amended on June 2, 1987, October 13, 1987, October 17, 1988, November 10, 1988, May 22, 1991, December 9, 1991, January 19, 1994, January 21, 1999, May 15, 2000 and June 11, 2002 to delete private company restrictions, to increase the minimum number of directors, to amend and consolidate our capital, to change our name and the location of our registered office, to permit our directors to fill vacancies on our Board of Directors, and to allow our annual meeting of shareholders to be held outside of Canada. On October 29, 1991, we amalgamated with a wholly owned subsidiary, 172927 Canada Inc. On August 29, 1998, we amalgamated with two other wholly owned subsidiaries, MPACT Immedia Inc. and Information Service Dissemination Network Limited and on January 21, 1999, we, until then known as MPACT Immedia Corporation, changed our name to BCE Emergis Inc. On January 1, 2000, we amalgamated with two other wholly owned subsidiaries, Assure Health Inc. and SNS/Assure Corp.

ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

2.1 History of the corporation

The key events in the development of BCE Emergis are as follows.

(1) Incorporation of MPACT Immedia Inc.

In September 1988, MPACT Immedia Inc. was incorporated to provide electronic messaging services. In May 1991, the shares of MPACT Immedia Inc. were purchased by way of reverse takeover by MPACT Immedia Corporation, which was then listed on the Alberta Stock Exchange. In 1992, the Shares were listed on The Montreal Exchange, and in 1996, the Shares were listed on The Toronto Stock Exchange. MPACT Immedia Inc. was amalgamated with MPACT Immedia Corporation in August 1998. In January 1999, MPACT Immedia Corporation changed its name to BCE Emergis Inc.

(2) The Bell Canada transaction

On July 31, 1998, we entered into an agreement with Bell Canada, a subsidiary of BCE (the "EBS Agreement") pursuant to which: (i) we acquired the material contracts, intellectual property and customer lists of the electronic business solutions ("EBS") operations of Bell Canada, which involved connectivity, eBusiness technologies and payment solutions; and (ii) we were paid $67.5 million in cash. In exchange for the acquisition and cash payment, we issued to Bell Canada 48,248,843 Shares, which represented immediately after such issuance 65% of the issued and outstanding Shares on a fully diluted basis. Through this transaction, we greatly increased our revenues, broadened our product suite and extended our market reach. Bell Canada also became our majority shareholder and a major distribution channel for our products.

The transaction was completed and became effective after the close of business on August 31, 1998 (the "EBS Closing Date"). Bell Canada transferred to BCE the Shares it acquired on May 31, 1999.

Under the EBS Agreement, we agreed, from and after the EBS Closing Date, not to issue any Shares or securities convertible into Shares (the "Offered Securities") unless the Offered Securities were first offered to Bell Canada which has a pre-emptive right to acquire, subject to regulatory approval, the Offered Securities in proportion to its then holding of Shares, at such price and on such terms as the Offered Securities are to be offered to others. This right of Bell Canada does not apply to any issuance of Shares under our Share option plan or pursuant to warrants, options or rights of BCE Emergis outstanding as at the EBS Closing Date. Bell Canada transferred this right to BCE on May 31, 1999.

Under the EBS Agreement, we were given a preferred supplier status that was, in 1999, enhanced to increase its scope and duration (see Section 3.4 "Strategic business units" - "Canada business unit" - "Bell Canada distribution channel").

(3) The SNS and Assure Health transactions

Pursuant to agreements dated September 21, 1999, we acquired on November 1, 1999 all of the outstanding common shares of SNS/Assure Corp. ("SNS") and Assure Health Inc. ("Assure Health"). SNS and Assure Health were amalgamated with BCE Emergis on January 1, 2000. SNS and Assure Health provided electronic commerce transaction solutions principally to the health insurance, financial services and cargo transportation sectors. Their products and services included credit and debit card processing, secure payment processing, network support services, adjudication of health claims, EDI, and workflow and document management. The transaction was our entrance into the Canadian health market and was intended to augment our product offerings and customer base in North America, position us as an eBusiness leader in the health insurance industry sector, and strengthen our position in the financial market. Through the transaction, we acquired products and services designed for the Canadian health sector and certain products and services designed for the financial services sector, we acquired access to a large number of Canadian health customers, and we increased our revenues.

The purchase price paid by BCE Emergis to the common shareholders of SNS and Assure Health consisted of:

- $116.7 million in cash; and

- 2,111,902 Shares valued at $33.40 per Share for an aggregate of $70.5 million.

We also assumed or repaid at closing $48.5 million of debt, preferred shares, and other liabilities of SNS and Assure Health.

BCE exercised its pre-emptive right applicable to this transaction by subscribing on November 1, 1999 for 3,742,515 Shares at a price of $33.40 per Share for a total consideration of $125,000,000.

In November 2000, we sold the workflow and document management business of SNS and in December 2000, we sold the transportation logistics messaging business of SNS to The Descartes Systems Group Inc. ("Descartes").

(4) The acquisition of United Payors & United Providers, Inc.

In March 2000, we acquired United Payors and United Providers, Inc. (now US Health Corp.) for $824.3 million in cash (including transaction and integration costs). US Health Corp. operates a preferred provider organization or PPO, which contracts with health care providers and processes medical claims for health care payors, our customers, and also offers medical management services to our payor customers.

The acquisition of US Health Corp. was a follow-up to our entrance into the health market which had occurred through our acquisition of SNS and Assure Health. It was intended to permit BCE Emergis to leverage the relationships of US Health Corp. with insurance companies to sell its eBusiness and Internet expertise and solutions in the United States health market. Through the acquisition of US Health Corp., a profitable company, we were able to gain access to the United States health market and greatly increase our revenues.

On March 24, 2000, to provide the required financing for the acquisition of US Health Corp., BCE purchased, by way of private placement, 5,517,827 Shares at a price per Share of $117.80 for a total consideration of $650 million. We also issued to BCE a convertible debenture in the principal amount of $150 million.

(5) The acquisition of InvoiceLink Corporation

On September 15, 2000, we acquired InvoiceLink Corporation (now Emergis Technologies) of Greensboro, North Carolina, a privately held company involved in web-based invoicing and payment solutions. The transaction allowed us to acquire patented electronic invoice presentment and payment technology and offered us the possibility of leveraging the strength of this technology to further develop our services in the eHealth and financial services sectors in the United States. In addition, the transaction allowed us to integrate this technology into our eBusiness solutions in Canada. Through this transaction, we were able to enter into agreements to sell this technology with three of the top five United States banks and a number of North America's largest companies.

As consideration for this acquisition, we issued 566,824 Shares valued at $49.2 million and exchanged options to purchase 167,968 Shares valued at $14.6 million. During the current year, we paid the second of three annual instalments representing the balance of sale in Shares and cash in the amount of $3.1 million and $5.7 million respectively. The remaining balance of the purchase price and contingent consideration will be paid, subject to certain conditions and adjustments, on September 15, 2003 in one remaining instalment of $14.7 million.

An amount of US$4.4 million (C$7.0 million) has been held against the balance of the purchase price, to be applied against indemnification claims, if any, up to September 15, 2003. The purchase price was $131.3 million, subject to certain adjustments under the agreement.

(6) The Descartes transaction

On December 21, 2000, we disposed of certain assets and liabilities related to the delivery of logistics electronic messaging services in the transportation industry to Descartes for $25.0 million in cash and 1.3 million shares of Descartes valued at $54.1 million at the time of closing. A write-down of $33.1 million was recorded in our Consolidated Statement of Earnings to reflect the unrealized loss in the market value of the Descartes shares. In 2002, we disposed of all of the remaining shares of Descartes which we had acquired as a result of this transaction. The aggregate proceeds realized on the sale of Descartes shares were $20,695,163.

(7) $250 million equity offering

In November 2001, we completed a public offering of $250 million worth of Shares in Canada. We sold 2.6 million Shares at a price of $38.75 per Share to a group of investment dealers for distribution to the public in Canada under a prospectus and exempt distribution in the United States. We also sold 3,870,968 Shares, also at $38.75 per Share, to BCE, and used the proceeds to repay the $150 million convertible debenture issued in December 2000 to refinance the first debenture issued to BCE in March 2000 in connection with our financing for the acquisition of US Health Corp.

(8) Business realignment plan and cost reduction program

In the first quarter of 2002, we warned our stakeholders that our expected financial results for the quarter and the year would not meet the expectations of the financial community. To address this shortfall, in April 2002 we announced our plan to focus on key growth areas, drive recurring revenue growth and streamline our service offerings and operating costs. We proceeded to review our product suite, identified services that we considered non-core and re-evaluated the carrying value of certain assets. We developed a restructuring program and recorded $119.0 million of restructuring and other charges, which we subsequently reduced in December by $2.2 million to reach $116.8 million at year-end. The amount was made up of asset write-downs, severance and other employee costs, contract settlements, as well as lease costs related to excess facilities, and was reduced by the proceeds of disposition of certain exited activities.

In an effort to streamline our operations and become a more agile organization, we reduced the number of our employees by 17% by year-end, from 2,603 to 2,168. Including consultants, the total workforce reduction was 20%, from 2,860 to 2,275.

(9) Other key developments in 2002

Agreements with Federal Home Loan Mortgage Corporation

In September 2002, we acquired, through a wholly owned subsidiary of Emergis Technologies, BCE Emergis Electronic Mortgage Services, LLC ("BEEMS"), on-line mortgage processing and closing technology tools from the Federal Home Loan Mortgage Corporation ("Freddie Mac"), and related assets, for cash and other consideration of US$18.3 million, including US$0.5 million of professional services.

Pursuant to the asset purchase agreement, the purchase price consisted of an initial payment of US$5.8 million at closing, a note in the amount of US$12.0 million and warrants issued to Freddie Mac which, upon their exercise, grant ownership of 49.9% of BEEMS, subject to certain conditions, and other considerations dependent on future performance. The fair value of these warrants at the time of acquisition was negligible. BEEMS is required to pay interest of 8% per annum on the note which is payable in two equal instalments on December 30, 2004 and December 30, 2005. The warrants are exercisable for a one year period commencing December 31, 2011.

We also entered into a marketing agreement with Freddie Mac for the promotion and marketing of the on-line mortgage processing and closing technology tools to lenders and mortgage service providers in the United States mortgage market. Under the terms of this agreement, we are entitled to receive US$14.0 million (C$22.1 million) from Freddie Mac to fund customer implementations on to the platform. As at December 31, 2002, US$9.0 million (C$14.2 million) had been received from Freddie Mac. These payments are included as deferred revenue on our balance sheet until the implementation services are completed, at which time they are recognized as revenue. As part of the marketing agreement, Freddie Mac has made financial commitments towards us if the business does not meet certain minimum transaction based revenue levels.

Through this transaction, we expanded our eLending business in the United States, gained technology in its development stage, and concluded a marketing agreement with Freddie Mac, a strong player in the United States mortgage industry.

Purchase of e-route

In April 2002, we acquired the outstanding common shares of e-route inc. ("e-route") for $26.3 million, consisting of $6.9 million in cash and $19.4 million in assumed liabilities to BCE Emergis, plus a performance related contingent consideration of up to $13.0 million. e-route had been owned by six of Canada's leading financial institutions and was involved in the creation of new bill presentment services (Webdoxs) for their on-line banking customers. Prior to the transaction, we had a 10-year agreement with e-route to provide these services. As a result of the transaction, the ownership structure and governance process of e-route has been simplified, and the minimum revenue guarantees under our service agreement with e-route were eliminated.

2.2 Trends

During 2002, we experienced a significant reduction in revenue due largely to lower demand for our solutions in soft technology markets. It is estimated that across all industries, information technology spending was down 7.1% in 2002 and is expected to be flat in 2003 (dropping 0.2%).[2] In response to this revenue reduction, we streamlined our operations to focus on core products, exited non-core lines and realigned our cost structure to match our recurring revenue stream.

We believe that our success will depend on a number of external and internal factors.

(1) External success factors

Economic conditions

During times of economic uncertainty, companies reduce their technology spending, which may impact our ability to sell, as well as the way we sell some of our solutions. For example, rather than selling technology licenses which often involve large up-front payments, we sell hosted solutions with transaction-based pricing, which offers customers a pricing advantage.

Adoption

We develop and market technology solutions, which transform paper business processes into

[2] Source: Gartner, "Gartner 2002 IT Spending and Staffing Survey Results", October 24, 2002

electronic business processes. Our success will be dependent upon the rate of adoption of such technologies and processes by our target markets. Increased adoption will have a positive impact on the demand of our solutions.

As we are a medium-sized company dealing mostly with customers who operate in a Fortune 500 marketplace, potential customers may sometimes prefer to do business with companies their own size. Alternately, some potential customers may choose to develop and implement solutions similar to ours, using in-house resources. In both cases described, the business decisions of potential customers could have an effect on revenue growth.

Competitive positioning

We face pressures from competitors selling similar solutions, which affect the product functionality we must develop and the selling strategy we must adopt. This will influence our capacity to grow or maintain our revenue base as well as retain customers.

Productivity

Since our solutions can increase operating efficiencies of our customers through the conversion of paper business processes into electronic business processes, productivity pressures should have a positive effect on our business.

(2) Internal success factors

Our employees

Our ability to innovate, to develop new solutions, and to sell and deliver them on time to customers is dependent upon our ability to attract and retain highly skilled, committed and creative employees.

Service quality

Our ability to deliver our solutions and provide our services to customers on time, in accordance with the expected levels and quality of service, including network and application security, availability and reliability, will affect our growth and profitability.

Sales and marketing

Our ability to stimulate our distributors to proactively sell our solutions to their customers, as well as our ability to be effective in selling and marketing our solutions directly, will affect our growth and profitability.

Operating efficiency

Our operating costs, consisting mainly of costs associated with people, telecommunications and computing, must be aligned with our recurring revenue base. We must be effective in our allocation of capital resources and focused on execution, delivery and control to ensure we attain our profitability targets.

Research and development

We must maintain an adequate level of funding of research and development to allow us to innovate and expand our product offerings.

(3) Outlook

We continue to believe in our current model, which is transactional and based on recurring revenue. Although we face slow adoption rates and uncertainty due to the prevailing economic climate, we hope to mitigate their impact by increasing our focus on new sales and customer service, and by realizing revenues from new contracts.

We are also pursuing our review of our various lines of products and businesses to ensure that they continue to meet our objectives.

We will pursue our objectives of operational excellence and execution, cost control and growing sales with our distribution partners – all of which should help strengthen our position in the eBusiness marketplace. After adjusting for a planned reduction in revenue of $34.0 million related to certain contracts with related parties, we expect our revenue to remain relatively stable in 2003 compared to 2002 with the reduction related to exited activities being offset by growth in our core offerings. In 2003, we expect the level of non-recurring revenue to remain at about 10% of total revenue.

We started to generate positive *earnings before under-noted items* and positive net income in the second half of 2002 as a result of our restructuring initiatives. Through 2003, we expect to continue to deliver profitability as we execute on our 2003 business strategy and see the impact of agreements signed in 2001 and 2002, combined with the full-year's impact of the restructuring activities. The above targets are based upon no significant acquisitions or dispositions.

ITEM 3. NARRATIVE DESCRIPTION OF THE BUSINESS

3.1 Our mission, objectives and strategy

Our mission is to be a leading North American eBusiness solution provider in the transaction-intensive financial services and health verticals.

Our objectives are to:

- Drive growth in our core recurring revenue[3], EBITDA[4] and earnings
- Focus on operational excellence and execution
- Leverage our relationships with Fortune 500 customers and with Bell Canada

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[3] Excludes revenue from non-core and exited products, including the three-year Bell Canada Legacy Contract (as hereinafter defined).

[4] EBITDA used in this document does not have a meaning under Canadian Generally Accepted Accounting Principles (GAAP) and therefore may not be comparable to similar measures presented by other publicly traded companies. It is defined as earnings before depreciation, amortization of intangibles, interest, write-down of assets, accretion on convertible debenture, other expenses and income taxes. No reconciliation is provided in the Consolidated statement of earnings.

- Strategically position ourselves to benefit from anticipated growth in the eBusiness market

Our strategy is focused on what we consider to be the five pillars upon which we will build our future success:

- Grow our core recurring revenue[3] organically and profitably
- Focus on execution and customer service
- Expand core product offerings and distribution channels
- Leverage relationships with Bell Canada and financial institutions, including banks and insurance companies
- Pursue strategic internally funded acquisitions focused in our areas of activity

3.2 Our services

Our solutions allow companies to conduct business and exchange information with their business partners and customers. Focussed on our core competencies, which comprise invoice presentment, payment and processing services for insurance claims and loan-related documents as well as security services, our solutions capture and process transactions such as orders, invoices, statements, health insurance claims and payments.

The following is a list of our principal services (which have been grouped by type of service and not by line of business).

(1) Claims processing and medical cost containment services

Repricing

In the United States, we operate a preferred provider organization or PPO, which contracts with health care providers and processes medical claims for health care payors, our customers. We serve as an intermediary between health care payors such as insurance companies and self-insured entities, and health care providers, such as hospitals and physicians, by entering into contractual arrangements with providers who agree to provide medical services at a discount to our payor customers. The medical claims are then repriced for the benefit of our payors. We obtain price concessions from providers we contract with our payor clients because of our ability to leverage the aggregate claims volume of our payor clients.

Medical management

In the United States, US Health Corp.'s medical management subsidiary ("Medical Management Corp.") provides medical management services consisting mainly of health care utilization review and basic case management services to our payor customers. Payor customers can outsource their utilization review and/or case management services in whole or in part to Medical Management Corp. Medical Management Corp. mainly performs prospective and concurrent utilization reviews of medical cases in order to facilitate appropriate medical care while avoiding unnecessary procedures or hospitalizations. It also provides disease management, catastrophic case management and demand management to payors.

Transmission and adjudication

In Canada, we operate the largest private electronic real-time, point-of-sale claims network for adjudicating prescription drug claims and transmitting dental claims. 99% of Canadian pharmacies and the majority of Canadian dentists can submit claims on our system, either via a direct network connection installed in pharmacies or via exchange gateways interfacing with other telecommunication carriers or private corporate networks. Our health claims processing solutions enable us to quickly and efficiently process claims and provide other valuable services and information to healthcare payors and their providers. We also process workers' compensation claims.

(2) Solutions distributed through Bell Canada

Connectivity services

We provide connectivity services through the Bell Canada distribution channel. Under the terms of the Bell Canada Legacy Contract (as hereinafter defined), Bell Canada is responsible for marketing and selling certain business Internet access services as well as our electronic business network services, which is a secure extranet service. The Bell Canada Legacy Contract expires on December 31, 2004, and is not considered part of our core activities (see Section 3.4 "Strategic business units"- "Canada business unit" - "Bell Canada distribution channel").

Security solutions

We provide, through the Bell Canada distribution channel, managed security services that provide the security infrastructure for our customers' electronic service delivery. These security services provide our customers with the security infrastructure building blocks to help ensure data is secure and can be viewed only by the appropriate individuals. These services offload the complexities of security through a range of services from public key management services, single sign on and privilege entitlement services to secure virtual private network solutions.

(3) Payment solutions

Business to business bill presentment

Emergis eInvoicing delivers cost and cash management efficiencies by automating the business functions of invoicing and payment. Suppliers and buyers collaborate through a simple, intuitive and secure application for presenting, routing, disputing, processing, approving and settling invoices. Trading partners eliminate paper and postage costs and improve the management of their working capital by reducing the time it takes to process invoices and payment.

Visa Commerce

We are a primary development and operations partner for Visa Commerce, an integrated global payment and information management solution provided by Visa USA and Visa International to member banks and their corporate customers. We have developed the core pre-processing engine and related applications in addition to providing key messaging technology and services to enable banks, buyers, and suppliers to utilize the solution. We also host the solution and are the primary interface to VisaNet, Visa's global settlement network.

Electronic payment - Canada

In Canada, our electronic bill payment and tax filing enabling solutions allow business customers to pay bills and to file and pay their taxes directly from their personal computers or telephones, whether those bills and taxes are received by regular mail or presented electronically. We also offer to billers a payment delivery notification service that notifies them on a daily basis of who has paid their bill electronically and how much they have paid. Our clients can locate and retrieve real-time payment transaction information in order to resolve customer and creditor issues.

Point-of-sale transaction processing services

We are a provider of point-of-sale transaction processing services in Canada. We provide merchants and credit card issuers with a platform to electronically verify and process point-of-sale transactions such as credit card and debit card transactions. We collect transaction data from point-of-sale devices such as electronic cash registers and credit card swipe terminals. We route and process this data through our internally developed on-line, real-time transaction-processing system, and then return to the point-of-sale device the information required to complete the transaction.

Business to consumer bill presentment

e-route's electronic bill presentment solution, known as Webdoxs, allows billers to eliminate paper bills by delivering bills electronically to consumers in a secure manner. Delivery of these documents is achieved through the Internet banking facilities of seven participating financial institutions. Billers can customize the information presented to each customer using one-to-one marketing techniques.

(4) Lending solutions

Vendor Services Exchange

In the United States, we provide an on-line workflow management system that electronically transmits data and documents between lenders, brokers, and third party product or service vendors. Using this single source, lenders and brokers order mortgage-related products or services, check order status in real time, and vendors may transmit data to the entity purchasing the product or service to fulfill the orders. Products available from participating vendors include appraisals/collateral assessments, title products, flood determinations and property reports. We are also developing: (i) an on-line environment, called Emergis Electronic Closing Services, for creating, viewing and presenting closing, disclosure and other documents pertaining to loans and performing other actions related to coordinating loan procedures, as well as executing loan documents and associated documentation using digital signature technology; and (ii) a secure repository for on-line storage of electronic loan files, called Emergis Electronic Vault Services.

eLending Interchange for the real estate industry

In Canada, our real-estate eLending Interchange solutions allow financial institutions and notaries/real estate lawyers in the Province of Québec to electronically exchange loan information for the completion of mortgage loans, removing the necessity of re-entering the same information multiple times. These solutions also permit financial institutions to electronically access appraisal services offered by third-party appraisers connected to the eLending Interchange, and permit the real-estate legal community (i.e. notaries and real-estate lawyers) to register and to electronically access title to real property.

eLending Interchange for the automotive industry

In Canada, we also provide eLending solutions for the automotive industry through our eLending Interchange. Our automotive eLending solutions permit automobile dealers, financial institutions and the various personal property registries in Canada to electronically exchange information for the electronic registration by financial institutions of financing statements and other related documents (amendment, renewal and discharge) with respect to automotive loans and leases at personal property security registries in Canada. Our automotive eLending solutions also facilitate credit applications and permit searches at the personal property securities registries and access to vehicle information.

3.3 Revenues from principal products and services

Revenue from our claims processing accounted for 35.3% of our revenue in 2002 and 31% of our revenue in 2001. Revenue from our connectivity services accounted for 23.4% of our revenue in 2002 and 25.1% of our revenue in 2001.

3.4 Strategic business units

In 2002, our operations were structured into three strategic business units:

- BCE Emergis – Canada
- BCE Emergis – United States
- eHealth Solutions Group, North America

The following sets forth our revenue from each of these three business units for the year ended December 31, 2002 and the year ended December 31, 2001.

(Millions of Dollars)	BCE Emergis - Canada		BCE Emergis – United States		eHealth Solutions Group, North America		Total	
	Dec. 31		Dec. 31		Dec. 31		Dec. 31	
	2002	2001	2002	2001	2002	2001	2002	2001
Revenue	$235.6	$296.4	$27.4	$53.0	$276.9	$307.0	$539.9	$656.4

Beginning in 2003, our corporate structure will reflect our vertical industry focus across North America in the financial services and health sectors. As a result, BCE Emergis – Canada, and BCE Emergis – United States, will be combined to form the *eFinance Solutions* business unit. This unit will include the following lines of business: eLending solutions, ePayment solutions, and eBusiness solutions, including the Bell Canada distribution channel. The *eHealth Solutions Group, North America*, business unit will remain substantially unchanged.

The following is a description of our eLending, ePayment and eBusiness lines of business.

eLending solutions

This line of business regroups our various eLending solutions for the mortgage industry across North America.

ePayment solutions

This line of business includes our business-to-business bill presentment or eInvoicing solutions for buyers and sellers across North America and our Visa Commerce initiative.

eBusiness solutions

This Canadian-based line of business includes ePayment solutions sold in Canada, which includes our bill payment and tax filing solutions, point-of-sale transaction processing services and our business-to-consumer bill presentment solution (Webdoxs), as well as the solutions distributed through Bell Canada, including our security solutions and connectivity services.

eHealth Solutions Group, North America

The *eHealth Solutions Group, North America* addresses the North American health market by enabling the processing of claims handled by health insurance companies, worker compensation boards, government agencies and private employee groups, as well as by providing cost-containment services for medical claims. We leverage our business relationships with leading life and health insurance companies in both Canada and the United States to offer them cost savings and efficiencies, as well as the opportunity to re-engineer their business practices. This unit operates in mature markets and is the most important contributor to our overall profitability, with the U.S. operations representing the most significant generator.

Services in the United States

In the United States, we operate a preferred provider organization, or PPO, which processes medical claims for health care payors, our customers. US Health Corp. serves as intermediary between health care payors such as insurance companies and self-insured entities and health care providers, such as hospitals and physicians, by entering into contractual arrangements with providers who agree to provide medical services at a discount to our payer customers. US Health Corp. enters into contractual arrangements with providers designed to produce cost savings and other benefits for payors and increased patient volume and improved efficiency in claims submissions for providers.

US Health Corp. has developed a network of providers (the "Provider Network") offering nationwide access to discounted health care services for payors who contract with US Health Corp. ("Payor Clients"). US Health Corp. enters into contractual arrangements with providers such as hospitals, ancillary facilities and physicians ("Contracting Providers") who agree to provide services on a discounted basis to its Payor Clients. These Payor Clients include traditional indemnity insurance companies, self-insured entities, unions and federal government health plans. The Provider Network is designed to meet the medical, financial and geographic needs of Payor Clients by enabling the health care beneficiaries of such Payor Clients to access cost effective health care services nationwide or in particular geographic regions.

US Health Corp. obtains price concessions for its Payor Clients because of its ability to leverage the aggregate claims volume of its Payor Clients and is paid a percentage of the savings and/or a flat fee per month per covered employee. In partial consideration for the price concessions furnished by them, contracting hospitals are offered the option by US Health Corp. of receiving an advance (prepayment) of a potion of the estimated annual claims volume that such contracting hospitals have with Payor Clients. Upon termination of the provider contract by either party, the amount of advances (prepayments) through the date of termination become fully due and payable to US Health Corp. US Health Corp.'s contracts do not assume obligations to Contracting Providers for payment of medical claims or to beneficiaries of Payor Clients for health care services. Consequently, US Health Corp. is not subject to health care underwriting risks.

US Health Corp. has developed a proprietary information system that allows it to automatically re-price a high volume of claims. US Health Corp. also exports data for clients to load onto their system in order to reprice claims. US Health Corp. also offers network management services whereby it assumes all or a portion of the administration of a Payor Client's relationships with its provider networks. Payor Clients can outsource their responsibility for data management, claims capture, repricing services and client network management to US Health Corp.

US Health Corp.'s subsidiary, Medical Management Corp., provides medical management services, consisting mainly of health care utilization review and basic case management services to Payor Clients. Payor Clients can outsource their utilization review and/or case management services in whole or in part to Medical Management Corp. The goal of utilization review is to manage the effectiveness and cost of medical care based on established clinical criteria and evaluation of medical appropriateness. The goal of case management is to provide payors and patients with optimal resources for managing the cost and effectiveness of medical care associated with catastrophic healthcare events. Medical Management Corp. mainly performs prospective and concurrent utilization reviews of medical cases in order to facilitate appropriate medical care while avoiding unnecessary procedures or hospitalizations. It also provides disease management, catastrophic case management and demand management to payors. These utilization review and case management services are provided by a staff which includes registered nurses and physicians. Medical Management Corp. also analyzes and interprets utilization data in order to identify trends and recommend management opportunities, such as benefit plan structures and disease specific education programs that are designed to maximize the effectiveness of health care dollars spent.

Our strategy in the United States has been to try to leverage our network of Payor Clients and Contracting Providers to develop and sell our eBusiness solutions. To date, we have seen limited progress in this regard. Our various efforts have not met the anticipated results due to the low adoption of technology solutions, the soft IT markets and the current United States health care landscape, which is slow to embrace new technology solutions. As a result, there have been limited synergies between these United States operations and the rest of our operations to date. We have a number of technology initiatives such as the development of larger online provider directories and a single provider database, which could deliver new revenue opportunities. However, we expect that the leveraging of our existing relationships to sell more eBusiness products will remain challenging. Our immediate goals are to continue to focus on operational excellence and execution, improving customer satisfaction and increasing sales to grow our revenue base. Furthermore, we will try to expand our product offerings and capitalize on cross-selling opportunities to our customer base.

During the year, a contract with a United States government agency was terminated which affected the results of the eHealth Solutions Group, North America in the United States. We also experienced lower claims volume in the United States due to reduced demand for some of our services by certain Payor Clients.

Within the eHealth Solutions Group, North America, we have a number of major customers representing a significant portion of our revenue. If we lose a contract with a major customer and cannot replace it, or there is a significant decrease in the number of transactions we process, this could have a material adverse effect on our business and operating results.

Services in Canada

In Canada we operate the largest private electronic real-time, point-of-sale claims network for adjudicating prescription drug claims and transmitting dental claims. We also process workers' compensation claims. We serve six of the largest Canadian life insurers which together represent more than 50,000 group benefits plans in Canada and cover more than 2.5 million primary holders of our proprietary identification and processing card. As well, we serve the Ontario Workplace Safety and Insurance Board ("WSIB") and the British

Columbia Worker's Compensation Board. In 2002, we transmitted or adjudicated more than 84 million prescription drug claims and transmitted more than 8.9 million dental claims. In addition to claims processing, we use our prescription drug data to provide employers with health information management solutions aimed at reducing liability in the areas of workers' compensation and employee disability claims.

The process of pay-direct plans for drugs involves the electronic transmission of claims from pharmacies across Canada and the real-time adjudication of these claims. These claims are transmitted over various communications networks which together reach approximately 99% of the pharmacies in Canada. Payments to pharmacies are made exclusively by electronic funds transfer according to various payment options, including next-day payment, for which a fee may be charged.

The WSIB uses our new web-enabled health claims approval and payment system, which allows for faster, more consistent processing for the province's 27,000 health and medical services providers. Operating in Ontario, which has the largest industrial base in Canada, the WSIB receives more than 300,000 injury reports and more than 4 million claims from injured workers annually. This volume makes the WSIB the largest payer of work-related health claims in the country, and among the largest in North America. The British Columbia Worker's Compensation Board also uses our drug adjudication processing system to process prescription drug claims for injured workers.

Through Bell Canada, we also provide secure IP network services to the *Régie de l'assurance maladie du Québec* in support of a public drug insurance plan. These services are provided under the Bell Canada Legacy Contract (as hereinafter defined) which expires on December 31, 2004.

The following table outlines the principal services we offer in the eHealth Solutions Group, North America.

Services	Program reach	Description
Medical claims processing	• Over 1,000 health insurance payors • Over 5,000 acute care hospitals • Over 400,000 physicians • Over US$3.8 billion of claims in 2002	• Repricing of medical claims
Utilization review and case management	• Nearly 3,000,000 employees covered	• Medical claims utilization review and case management services
Prescription drug claims processing	• 99% of all pharmacies in Canada • Six of the largest life insurance companies in Canada, representing over 50% of the private group health insurance market • Ontario WSIB and British Columbia WCB • Over 50,000 group benefit plans in	• On-line prescription drug claim adjudication (eligibility, limitations of coverage, price verification) • ePayment to pharmacy • Drug utilization review

Services	Program reach	Description
	Canada • Over 17% of Canadians are covered by our drug cards • Over 84 million drug claims in 2002 transmitted or adjudicated	
Prescription drug database	• Subscribers include six insurance companies in Canada	• Proprietary database of private prescription drug information • Information for evaluating cost and effectiveness of benefit plans
Dental claims	• Six insurance companies in Canada • Over 11,000 dentists (approximately 63% of practicing dentists in Canada) • Over 8.9 million dental claims in 2002	• Electronic dental claims transmission between dentists and insurance companies
Occupational claims and accident-related claims	• Ontario WSIB – Workplace Safety and Insurance Board	• Health claims adjudication

Canada business unit

BCE Emergis - Canada (which does not include the sale of any eHealth solutions or other eBusiness solutions to the health insurance sector in Canada) offers a wide range of eBusiness technology solutions to Canadian customers, which are sold primarily through financial institutions and Bell Canada, acting as distributors. The focus of this business unit is on electronic payment, point-of-sale transaction processing services, business to consumer bill presentment, eLending solutions for the Canadian automotive and real estate industries, and security solutions, as well as business Internet access services and secure electronic business network services, mostly delivered through Bell Canada.

In the financial services industry, we provide invoice presentment solutions, eLending solutions (for the automotive and real estate industries) and ePayment solutions through financial institutions. Through the Bell Canada distribution channel, we provide security solutions, business Internet access services and our secure electronic business network services. While many of our products target industry leader end-users, our focus is to use our customers as the channels (e.g., the Bell Canada distribution channel) through which our solutions reach the end user. In particular, we enable financial institutions and telecom companies to private label our solutions, thereby enhancing acceptance and accelerating adoption and reaching a large segment of the Canadian market.

(1) Financial institutions

We currently provide electronic bill payment and tax filing enabling solutions to ten major Canadian financial institutions. We also provide credit and debit authorization processing and settlement for point-of-sale originated transactions.

Our subsidiary, e-route, offers a leading on-line bill presentment system, known as Webdoxs. Through agreements with Canadian financial institutions, these financial institutions offer the Webdoxs service to their customers.

We also offer eLending Interchange solutions to the real estate and automotive industries.

In 2002, we also exited a number of businesses that were no longer core to our business. In 2002, we sold the assets of our wire services (eNews) and we terminated our services agreement with Procuron Inc., an e-procurement company launched by Bell Canada and three Canadian financial institutions in 2000 in which BCE Emergis was a shareholder. We also realized on security we held over certain of the assets of Procuron Inc. in connection with the winding down of Procuron Inc.

The following table outlines the principal services that we sold to financial institutions in 2002.

Services	Program reach	Description
Payment solutions	• Ten Canadian financial institutions • Over 80 million transactions in 2002	• Payment of invoices and taxes • Payment advice distribution • Filing of corporate tax remittances and tax returns
Point-of-sale networks	• All major financial institutions providing credit card services to merchants in Canada • Over 200 million transactions in 2002	• Processing (authorization and settlement) of credit card and debit card transactions
eLending	• Four major Canadian financial institutions • Over 547 automobile dealers in Canada • Over 1,000 notaries in the Province of Québec	• Electronic exchange of information for electronic registration of security interests • Electronic exchange of information to facilitate credit applications • Electronic exchange of loan information for the completion of mortgage loans
Electronic bill presentment	• Seven major Canadian financial institutions • Reach of over 7.5 million on-line bank customers • 536,000 consumers registered • 77 billers registered [5]	• Electronic presentment to consumers of formatted bills, statements and invoices with associated marketing information • Fully integrated with the bill payment capabilities of financial institution Internet banking systems • Presentment of targeted marketing material

[5] In production, pilot. Historical data restated to current presentation.

(2) Bell Canada distribution channel

BCE Emergis - Canada is responsible for activities with the BCE group, principally Bell Canada, that serve both internal purposes as well as those related to Bell Canada's role as a distribution channel for certain of our solutions. Among the activities is an agreement, announced in December 2002, to collaborate over the next three years on the development of a suite of eSecurity solutions, which Bell Canada plans to sell to its customers.

On June 30, 1999, we entered into a three year exclusive distribution agreement (the "Bell Canada Legacy Contract") with Bell Canada and a three year services agreement (the "Nexxia Services Agreement") with BCE Nexxia Inc. (now Bell Nexxia, a division of Bell Canada) ("Nexxia") with respect to certain business Internet access services (the "IP Products"). Both agreements had an effective date of January 1, 1999. Under the terms of these agreements, Bell Canada and/or a designated affiliate is responsible for marketing and selling the IP Products while BCE Emergis retains Nexxia as its exclusive supplier of network services, operations management services and product management for these IP Products on a fixed price basis. Under the original agreement, which was to terminate on December 31, 2001, Bell Canada had the exclusive right to market these services, and in return, committed $290 million in revenues over three years.

On June 30, 1999, the parties also entered into a preferred supplier agreement (the "Preferred Supplier Agreement") which enhanced our preferred supplier status as follows:

- We have a right of first offer from Bell Canada on new contracts for eBusiness services, whether for internal uses or for customer use; and

- Our preferred status is extended to December 31, 2004, subject to earlier termination if BCE ceases to be our controlling shareholder.

In October 2001, we announced we had extended for another three years the Bell Canada Legacy Contract and had expanded this agreement to include, in addition to business Internet access services, our electronic business network services ("BEBN"). These services enable enterprises to connect with their partners and exchange data in a secure IP-based environment. We do not consider the Bell Canada Legacy Contract, which ends on December 31, 2004, part of our core activities. Committed revenue over the remaining term of the Bell Canada Legacy Contract will be $98.6 million in 2003 and $65.1 million in 2004. These amounts include revenues to be received directly from Bell Canada and directly from customers for whom Bell Canada acts as our distributor. Under the Bell Canada Legacy Contract, the amounts we will receive directly from Bell Canada will decrease from the 2001 and 2002 levels due to lower pricing for business Internet access services.

Furthermore, also in 2001, we extended for an additional three years the Nexxia Services Agreement, under which we retain Nexxia, on a fixed price basis, as our exclusive Canadian supplier of services such as network and operations management services, product management, development and implementation. These services enable us to offer, support, provision and deliver business Internet access services as well as electronic business network and security services.

Effective January 1, 2000, BCE Emergis, Bell Canada and Nexxia entered into a reseller agreement for the resale of our BEBN, BDX, e-procurement and Seller solutions by Bell Canada and Nexxia (the "Reseller Agreement"). Under the terms of the Reseller Agreement, we granted to Bell Canada, Nexxia and their sub-distributors the non-exclusive right to act as primary distributors of our solutions to their customers; Bell Canada and Nexxia have agreed to use the solutions in the creation and conception of their electronic commerce offerings for their respective customers.

The Reseller Agreement also provides that Bell Canada and Nexxia will actively promote and advertise our solutions to their respective customers and assign dedicated employees to those activities. Bell Canada and Nexxia have agreed to invest yearly a minimum of $10 million in promotional and commercialization activities related to electronic commerce.

We also signed in 2001 a five-year agreement with Bell Canada to develop, implement and provide network-centric, hosted and managed services ("Network Centric Services") that Bell Canada could commercialize, sell and distribute to customers located in Canada. In addition, by this agreement, Bell Canada retained Emergis as its preferred supplier for all new services to be distributed by Bell Canada as part of Bell Canada's Network Centric Program. The initial services launched included: online web-based customer care; web-based management of marketing processes; web-based automation of ordering, invoicing and payment functions for small and medium enterprises; and enablement services to support suppliers and buyers for electronic procurement. The online web-based customer care and web-based management of marketing processes have since been discontinued due to Bell Canada's determination that it focus in other areas of its business. BCE Emergis and Bell Canada are currently reviewing this arrangement to assess its future viability.

In June 2001, Nexxia, BCE Emergis and CGI Group Inc. were awarded a multi-million dollar contract to build and manage an eGovernment infrastructure for the Government of Canada. The solution, called "Secure Channel", is designed to allow Canadian citizens and businesses to access different government services electronically. Key components of the solution include the IP network, security, authentication, directory services, financial and payment services application integration services and portal interfaces. Through the Nexxia consortia, we provide eGovernment services which include manages public key infrastructure ("PKI") services and electronic payments management services. Government of Canada departments are using the authentication/encryption and payment functionality of these services to deliver their Government Online programs.

United States business unit

BCE Emergis - United States focuses on the financial services market in the United States, working with financial institutions and other industry leaders to distribute to their business customers our electronic solutions. This involves mainly the offering of electronic invoice presentment, loan-related document processing and payment solutions.

(1) eInvoicing

We offer eInvoicing services in the United States through direct sales to large enterprises as well as through a bank-centric model where banks and other large institutions offer eInvoicing to their customers.

(2) Visa Commerce

During the year, we were able to expand our relationship with Visa U.S.A. to include Visa International. We are working closely with Visa to integrate our products into its commercial payment solutions as well as to provide Visa with other payment-related application tools to facilitate implementation and adoption among its large commercial customer base. Two major Visa-member financial institutions are currently participating in the Visa Commerce pilot program: U.S. Bank Corp and Citigroup Inc.

(3) Mortgage services

This unit also benefited from the acquisition of online mortgage processing and closing technology tools from Freddie Mac. In December 2002, systems integration began with the implementation of 36 vendors and five lenders on the eLending platform. In addition, we entered into a marketing agreement with Freddie Mac for the marketing of eLending services to the United States mortgage market.

3.5 Technology

Our core services are based on our own proprietary technologies. Examples of technologies that we own include eInvoicing, payment solutions, online mortgage processing and closing technology tools acquired from Freddie Mac, business document exchange capabilities and health claims processing technology. We also provide certain services which use technologies licensed from other parties. Licenses for such technology are typically for a fixed term, and are generally renewable at our option. While typically such technology is replaceable, and can be obtained from more than one single source, failure by any party to provide such technology in a timely manner and to meet our quality requirements, or our inability to obtain substitute technologies or alternative providers on terms acceptable to us, could harm our ability to maintain some of our operations and could materially harm our business and operating results.

3.6 Research and development

Research and development expenses consist largely of personnel-related and consultancy costs associated with the development of new solutions and enhancement and maintenance of existing solutions.

Our major research and development activities in 2002 included the following: the development of new releases of the eInvoicing product, including the Java version of eInvoicing for Receivables (the sell-side biller direct model) and the newly developed eInvoicing for Payables (the buy-side model); the development of additional services for the Vendor Services Exchange, including work related to the development of Emergis Electronic Closing Services and Emergis Electronic Vault Services; development activities relating to Visa Commerce; and the development of additional security services to be sold by Bell Canada. In 2002 we also undertook research and development activities in relation to certain products and services which, later in the year, were identified as non-core and were exited.

3.7 Operations

Operations consist primarily of personnel and personnel-related expenses, software and hardware maintenance, the operation of our data and call centres, telecommunications expenses and facilities costs.

We currently operate our services out of four data centres. In total, as at December 31, 2002, these data centres run more than 819 servers. We offer services out of data centres in Rockville, Maryland; Louisville, Kentucky; Montréal, Québec; and Toronto, Ontario.

We currently operate two customer technical call centres, one in Mississauga, Ontario, the other in Montréal, Québec. These call centres receive inbound calls from our clients and end-users. These facilities provide customer service 24 hours a day, seven days a week. As at March 31, 2003, we employed approximately 110 persons in these call centres. In addition to these technical call centres, US Health Corp. also operates three call centres in the United States as part of its cost containment services: in Louisville, Kentucky; Arlington, Texas; and Brookfield, Wisconsin. As at March 31, 2003, we employed approximately 450 persons in these United States call centres.

3.8 Intellectual property

Our intellectual property includes proprietary technology, business strategies, market information and know-how. We also license technology from third parties. We rely on a combination of trade secrets, trademarks, copyrights, patents and contracts to protect our intellectual property.

A portion of our proprietary technology is protected through the use of copyrights. Portions of our know-how are also protected as trade secrets through contractual agreements with our clients, partners, suppliers and employees. We pursue and protect our proprietary rights to intellectual property in our agreements with the view of capturing the maximum value of our services and assuring a competitive advantage. A portion of our intellectual property is also protected through the use of patents. We currently have been awarded one patent registered in relation to our eInvoicing technology, which expires in 2017, and four other applications pending for various technologies which we have developed.

Our ability to compete effectively will depend, in part, on our continued ability to protect and enforce our intellectual property rights. Although we rely, in part, on contractual provisions to protect our trade secrets and proprietary know-how, there can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that our trade secrets will not otherwise be disclosed or be independently developed by competitors. We also rely, in part, on technology that we license from third parties, including software that is integrated into our solutions to perform key functions. If we are unable to continue to license any of this software on commercially reasonable terms, we may face delays in the delivery of our solutions until equivalent technology can be identified, licensed or developed and integrated into our current solutions.

3.9 Sales and marketing

We market our solutions to large customers who may then market our solutions to their customers. We also use a direct sales force to market our solutions to leaders in each of our strategic business units in Canada and the United States, such as major banks, telecommunications providers and insurance companies and other payors. Once a solution has been adopted by an organization, the client uses it internally and/or markets the solutions to its customers. Our direct sales force is supported by technical professionals including software engineers and project managers. We typically market our solutions to senior executives who have responsibility for eBusiness strategy and implementation. We also have a variety of co-marketing agreements with complementary solution providers.

Our eHealth Solutions Group unit has a direct sales force that spans North America. This sales team focuses on selling technology products and services directly to senior management at insurance companies, and employee groups and workers compensation boards.

In addition to our direct and co-marketing sales efforts, we participate in industry advisory councils or analyst programs, trade shows, seminars and conferences. Our participation is designed to increase the awareness of our service offerings.

We offer our products and services primarily in Canada and the United States. The following indicates our sales by geographic segment.

Geographic segmentation of revenue	Dec. 31, 2002	Dec. 31, 2001
Canada	58.5%	58.7%
United States	41.5%	41.2%
Other	0.0%	0.1%
Total	100.0%	100.0%

Except for related party transactions described in Note 18 of the Notes to our Consolidated Financial Statements for the year ended December 31, 2002, we do not have any one customer who represents more than 10% of our revenues for the year ended December 31, 2002.

3.10 Legal proceedings

In the normal course of business, we become involved in various litigation matters. Pending litigation may result in financial loss to our business.

Management at this time is not aware of litigation against us which could have a material adverse effect on BCE Emergis.

3.11 Competition

We face significant competitors in Canada and the United States in all of our service offerings. Although we believe that no single competitor offers an integrated suite which incorporates all of our services, competitors in the health sector include Beech Street Corporation, Multiplan, Inc. and First Health Group Corp. in the United States, and National Data Corporation of Canada, Ltd. and ESI Canada Inc. in drug and dental claims processing in Canada. In our ePayment sector, major competitors include Bottomline Technologies, Inc., BillingZone, LP, Xign Corporation, CheckFree Corporation and EPO Inc. (ePost) in electronic bill presentment and payment; in eLending, FNIS (Fidelity National Information Systems), First American Title Insurance Company, and Stewart Title Company; and in our other eBusiness service areas, major information technology service companies and financial transaction processors such as International Business Machines Corporation and First Data Corp.

Our industry is and will continue to be highly competitive and we face competition for each of our individual services from numerous competitors who have substantial marketing, personnel and technological resources. Many firms offer competing services in electronic bill/invoice presentment, electronic payment and claims processing. In the eHealth sector, certain companies provide an array of services, some of which may be competitive to our claims processing solutions or managed care services. Furthermore, in some areas, we may compete with internal groups of major organizations.

We expect that other competitors will develop over time. Some of these will be existing companies that are not currently in our markets, others will be new companies, and others could be ventures between current clients and our competitors.

We believe that the principal competitive factors in our industry include:

- Pricing of services;
- Leading-edge technology;
- Scalability of services;
- Quality of services;
- Technical and strategic expertise;
- Speed of development and implementation of solutions;
- Return on investment compared to cost and up-front fees;
- Suppliers' brand-recognition, size and financial strength;
- Strategic alliances and commercial relationships; and
- Ownership of technology and ability to continue to enhance and improve technology.

3.12 Employees

As at December 31, 2002, we had 2,168 full-time employees. Approximately 813 of these employees were engaged in technology in the United States and Canada, 844 were engaged in our eHealth Solutions Group, North America business unit, 60 were engaged in our Canada business unit, and 64 were engaged in our United States business unit. The remaining employees were engaged in non-core businesses that we are exiting, and administrative and support functions, such as finance, human resources and other activities. In an effort to streamline our operations and become a more agile organization, we reduced our employee numbers by 17% by year-end from 2,603 to 2,168. Including consultants, the total workforce reduction was 20%, from 2,860 to 2,275.

Our employees are not represented by a labour union and our relationships with our employees are good. The majority of our employees own Shares or options to purchase our Shares.

3.13 Risks and uncertainties

We are subject to a number of risks and uncertainties, including the following.

General and economic factors

Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth and retail and commercial activity, there tends to be a lower demand for our products and services.

The slowdown and uncertainty in the North American economy have reduced demand for our products and services, which negatively affected our financial performance in 2002 and may also negatively affect it in 2003. In particular, uncertain economic conditions have led to lower spending on information technology services resulting in lower non-recurring revenue.

Weak economic conditions may also negatively affect the financial condition and credit risk of our customers. This could increase uncertainty about our ability to collect receivables.

We are affected by fluctuations in the currency exchange rates between the Canadian and United States dollars. The strengthening of the Canadian dollar would have an unfavourable impact on our revenue and net earnings.

Adoption of eBusiness

Our success depends on widespread use of the Internet as well as other electronic networks as a way to conduct business. Because eBusiness and its related business activities, such as online transactions, are relatively new and evolving, it is difficult to predict the size of this market and its sustainable rate of growth. Businesses and customers have not adopted eBusiness and its inherent applications as quickly as originally expected for a number of reasons, including, but not limited to:

- Security risks in transmitting and storing confidential information, including concerns relating to the potential for user impersonation and fraud or theft of stored data and information communicated over the Internet;

- Inconsistent quality of service;

- Lack of availability or delays in development of cost-effective, high-speed service;

- Inability to integrate business applications on the Internet;

- The need to operate with multiple and frequently incompatible products; and

- Lack of or delays in development of tools to simplify access to and use of the Internet.

Businesses, which have invested substantial resources in other methods of conducting business, may be reluctant to adopt new methods. Also, businesses with established patterns of purchasing goods and services and effecting payments may be reluctant to change.

To the extent that eBusiness experiences significant growth both in the number of users and the level of use, the Internet infrastructure may not be able to continue to support the demands placed on it by continued growth. Such continued growth could affect the Internet's technological ability to effectively support the high volume of transactions and this could materially harm our business and operating results.

Adoption rate of our solutions by customers

We must increase the number of transactions we process to build recurring revenue. This increase will depend on the rate at which our solutions are adopted by our customers and distributors' customers. It will also depend on our ability to build an effective sales force as well as stimulate our distributors' sales and influence their marketing plans for our solutions.

Response to industry's rapid pace of change

We operate in markets that are experiencing constant technological change, evolving industry standards, changing customer needs, frequent new product and service introductions, and short product life cycles.

Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and introduce and upgrade new technologies, products and services and upgrade existing products and services. The consolidation of health care service providers as well as changes to the United States health care landscape may also have a material adverse effect on our business.

We may face additional financial risks as we develop new products, services and technologies, and update them to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Furthermore, substantial investment is usually required before new technologies become commercially viable.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements within a reasonable time, or that there will be a market for them. New products or services that use new or evolving technologies could make our existing ones unmarketable, or cause their prices to fall.

Competition

The high technology market remains very competitive and one in which we compete with large companies not only in eBusiness, but also with players of all sizes and competencies in a variety of sectors and industries.

Many of our competitors, regardless of size or market share, have substantial financial, marketing, personnel and technological resources. New competitors may also appear as new technologies, products and services are developed.

Competition could affect our pricing strategies, and lower our revenues and net income. It could also affect our ability to retain existing customers and attract new ones.

Operating results

We have announced plans to:

1. focus on key growth areas;

2. drive core recurring revenue growth;

3. streamline our services offerings and operating costs; and

4. expand core product offerings and channels.

We will also pursue a review of our various product lines and businesses to ensure that they continue to meet our goals.

If we fail to successfully carry out these plans, there could be a material adverse effect on our results of operations.

We have incurred losses in the past. Our revenue depends substantially on the amount of services which our customers purchase throughout the year. In addition, we have a number of major customers representing a significant portion of our revenue. If we lose a contract with a major customer and can not replace it, or there is a significant decrease in the number of transactions we process, it could have a material adverse effect on us. Most of our contracts are for a term of three to five years except those with our eHealth (United States) operations which are generally renewable on an annual basis as is customary in that industry.

Our operating results have fluctuated in the past, mainly because of variability in non-recurring revenue and the effect of acquisitions and exited activities. We expect fluctuations to continue in the future. If our operating results fail to meet analysts' expectations, the trading price of our Shares could decline. In addition, significant fluctuations in our operating results may harm our business operations by making it difficult for us to implement our business plan and achieve our results.

Success of United States-based operations

To be successful in the United States involves significant management and financial resources. In particular, we have to attract and retain experienced management and other personnel. We may not be able to successfully grow our markets and sales in the United States. If we are unsuccessful, this could have a material adverse effect on our business and operating results.

Control by BCE

BCE, which owns approximately 65% of our outstanding Shares, can, subject to applicable law, exercise significant control and influence over our affairs, including virtually all matters submitted to a shareholder vote.

BCE has no obligation to remain the majority shareholder or to maintain its current level of ownership in us. The announcement of a decision by BCE to change its treatment of its investment in us, to sell all or a portion of its Shares in us, or any other decision to the same effect could materially and negatively affect us, our prospects and the market price of our Shares.

Acquisitions

Our growth strategy includes making strategic internally funded acquisitions. There is no assurance that we will find suitable companies to acquire or that we will have enough resources to complete any acquisition. There could be difficulties with integrating the operations of acquired companies with our existing operations. In addition, the current state of capital markets has created a more challenging environment in which to realize acquisitions. On the other hand, lower stock market valuations, particularly for companies involved in the eBusiness sector can provide attractive opportunities for reasonably priced acquisitions.

Strategic relationships

We rely on strategic relationships to increase our customer base, including our relationships with Bell Canada, Visa, Freddie Mac and other financial institutions. If these relationships fail, there could be a material adverse effect on our business and operating results.

Some of our existing strategic relationships do not, and any future strategic relationships may not, afford us any exclusive marketing or distribution rights. As such, some of the parties with whom we have strategic relationships could provide the same services themselves or source them from our competitors. In addition, the other parties may not view their relationships with us as significant for their own businesses. Therefore, they could reduce their commitment to us at any time in the future. These parties could also pursue alternative technologies or develop alternative services either on their own or in collaboration with others, including our competitors. Further, we may now or in the future be competing with some of the parties with which we have strategic relationships, especially with respect to our operations in the United States. Also, there may be geographic restrictions on some of our strategic relationships with respect to our United States operations. For example, our licensing agreement for our electronic bill presentment platform applies only in Canada. If we are unable to maintain our strategic relationships or to enter into additional strategic relationships, we will have to devote substantially more resources and capital to the development of technology, which could materially harm our operating results.

Dependence on contracting medical service providers

The growth of our eHealth Solutions Group, North America business unit depends on our ability to:

1. retain contracts with existing providers;

2. attract new providers; and

3. retain or improve the discounts given by providers.

In addition, our results could be materially adversely affected if we lose a significant number of contracts with providers that have a large number of customers, and we are unable to replace them with contracts with other providers and/or contracts with our providers are renegotiated with reduced discounts.

Exposure to professional liability

We use medical treatment guidelines in our utilization review and case management services. That means that we could be subject to claims relating to:

- adverse medical consequences because services were denied;

- the cost of services that were denied; or

- errors or omissions by health care professionals.

These claims could have a materially adverse effect on our business and operating results.

Defects in software or failures in the processing of transactions

Defects in our owned or licensed software products, delays in delivery, as well as failures or mistakes in our processing of electronic transactions, could materially harm our business, including our customer relationships and operating results. Our operations are dependent upon our ability to protect our computer equipment, our applications and the information stored in our data centres against damage that may be caused by fire, power loss, telecommunications failures, unauthorized intrusion, computer viruses and disabling devices, and other similar events. We are party to a disaster recovery agreement that provides an alternative off-site computer system and business resumption site for use in such disastrous events covering the majority of our revenue. There can be no assurance that a fire or other disaster, including national, regional and local telecommunications outages, would not result in a prolonged outage of our operations and significant reduction in our revenues.

Defects or errors in our software products or delays, failures or mistakes in our processing of electronic transactions could result in:

- additional development costs;
- diversion of technical and other resources from our other development efforts;
- delayed or lost revenues;
- the need to provide additional services to a client at no charge;
- loss of credibility or negative publicity, which could harm our ability to attract new clients or retain existing clients;
- harm to our reputation; and
- exposure to liability claims for damages, which could be substantial.

Technologies supplied to us by third parties may also contain undetected errors or defects. These defects, as well as any of the foregoing results thereof, could materially harm our business and operating results.

In our operations, we process transactions involving substantial sums of money. As a result, processing failures or mistakes could expose us to liability. Although we attempt to limit our potential liability for warranty claims through disclaimers in our software documentation and limitation-of-liability provisions in our license and client agreements, there can be no assurance that these measures will be successful in limiting our liability. Furthermore, our general liability insurance coverage may not continue to be available on favourable terms or in amounts sufficient to cover one or more large claims, or the insurer may disclaim coverage as to any future claim. The successful assertion against us of any large claim could materially harm our business and operating results.

We rely on technologies that are provided to us by technology partners and incorporated in our solutions. Failure by any such technology partner to provide such technology in a timely manner and to meet our quality requirements, or our inability to obtain substitute technologies or alternative providers on terms acceptable to us could harm our ability to maintain some of our operations and could materially harm our business and operating results.

Security and privacy breaches

If we are unable to protect the physical and electronic security and privacy of applications, databases and transactions, our business, including customer relationships, could be materially adversely affected. A security or privacy breach may:

- cause our clients to lose confidence in our services;
- deter clients from using our services;
- harm our reputation;
- expose us to liability;
- increase our expenses from potential remediation costs; and
- decrease market acceptance of eBusiness transactions.

There can be no assurance that the applications we use for data security and integrity will be sufficient to address changing market conditions or the security and privacy concerns of existing and potential customers. Any failures in our security and privacy measures could materially harm our business and operating results.

Key personnel

We believe that our future success will depend upon our ability to attract and retain highly skilled personnel. If we are unable to do so, our business could be materially adversely affected.

Protection of intellectual property

We depend on our ability to develop and maintain the proprietary aspects of our technology. We may not be able to enforce our rights or prevent other parties from developing similar technology, duplicating our intellectual property or designing around our intellectual property and this could materially harm our business.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our intellectual property or to obtain and use information that we regard as proprietary. Policing unauthorized use of our intellectual property is difficult and expensive, and while we are unable to determine the extent to which piracy of our intellectual property exists, piracy may be a problem. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of Canada and the United States. We intend to vigorously protect our intellectual property rights through litigation and other means. However, such litigation can be costly.

Intellectual property infringement claims

Third parties may claim that we infringe on their intellectual property. Any such claims, with or without merit, could materially harm our business and operating results. There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights. We expect that providers of eBusiness solutions will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Such claims could be time-consuming, result in costly litigation, cause implementation delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could materially harm our business and operating results.

Integrity of the public key cryptography technology

Our security solutions depend on public key cryptography technology. Any major advance in ways to attack cryptographic systems could make some or all of our security solutions obsolete or unmarketable. This could reduce revenues from our security solutions and could materially hurt our business and operating results. With public key cryptography technology, a user is given a public key and a private key, both of which are required to encrypt and decode messages. The security afforded by this technology depends on the integrity of a user's private key and that the private key is not stolen or otherwise compromised. The integrity of private keys also depends in part on the application of certain mathematical principles known as "factoring". This integrity is predicated on the assumption that the factoring of large numbers into their prime number components is difficult. Should an easy factoring method be developed, the security of encryption products utilizing public key cryptography technology would be reduced or eliminated. If improved techniques for attacking cryptographic systems were ever developed, we would likely have to reissue digital certificates to some or all of our clients, which could damage our reputation and brand or otherwise harm our business. In the past there have been public announcements of the successful decoding of certain cryptographic messages and of the potential misappropriation of private keys. This type of publicity could also hurt the public perception as to the safety of the public key cryptography technology included in our digital certificates.

Industry and government regulation

Governments could implement policies adversely affecting our business. Governmental policies adversely affecting our business could be implemented by legislation, executive order, administrative order or otherwise, particularly in the United States health care industry. Over the last several years, a number of proposals for health care reform in the United States have been made at federal and state levels, including proposals to provide greater government control of health care spending, to reduce fraud and abuse, to broaden access to health care services and to change the operating environment for health care providers and payors. In 2003, the United States Congress will continue to consider a number of health reform proposals, and we cannot predict what impact, if any, these current or future health reform proposals might have on our business and operating results. Furthermore, in light of recent world events, the United States may adopt more stringent requirements for non-United States companies doing business in the United States. Any such additional requirements could have an effect on our business and operating results.

Current regulations and laws governing the telecommunications industry generally do not apply to providers of data network access and eBusiness services other than regulations applicable to businesses generally. Except for government regulations in countries other than Canada and the United States (which may affect the provision of certain of our services) and regulations governing our ability to disclose the contents of communications by our clients, there are no government regulations pertaining to the pricing, service characteristics or capabilities, geographic distribution or quality control features of our eBusiness services. There exists, however, the risk that governmental policies affecting the eBusiness industry could be implemented by legislation, executive order, and administrative order or otherwise. If such policies are adopted, they could materially harm our business and operating results.

Additional regulations and laws respecting privacy and the safeguarding of personal information could also result in additional operating costs.

Although we do not believe that import and export control regulations currently create significant impediments to our international growth strategy, such regulations are applicable to certain of our products and could interfere with such growth in the future.

ITEM 4. SELECTED CONSOLIDATED FINANCIAL INFORMATION (IN MILLIONS OF DOLLARS)

4.1 Income statement data

(Millions of Canadian Dollars)	Year Ended December 31, 2002	Year Ended December 31, 2001	Year Ended December 31, 2000
Total revenues	$539.9	$656.4	$468.0
Net loss	($110.3)	($414.4)	($279.3)
Basic and Diluted Loss per Share	($1.09)	($4.35)	($3.04)

4.2 Balance sheet data

(Millions of Canadian dollars)	As at December 31, 2002	As at December 31, 2001	As at December 31, 2000
Cash & temporary investments	$107.0	$183.3	$92.2
Working capital	$14.3	$145.8	$133.0
Total assets	$813.2	$1,106.9	$1,316.3
Long-term debt (including current portion)	$62.0	$65.6	$178.2
Shareholders' equity	$601.9	$914.9	$995.0

4.3 Quarterly results (unaudited)

(Millions of Canadian dollars, except per Share information)	Total revenues	Net income (loss)	Basic and diluted income (loss) per Share
December 31, 2002[6]	$130.9	$8.6	$0.08
September 30, 2002[6]	$135.1	$4.8	$0.05
June 30, 2002[6]	$141.9	$(95.8)	$(0.94)
March 31, 2002	$132.0	$(27.9)	$(0.28)
December 31, 2001	$181.4	$(101.3)	$(1.03)
September 30, 2001	$173.0	$(107.5)	$(1.14)
June 30, 2001	$158.7	$(90.6)	$(0.96)
March 31, 2001	$143.3	$(115.0)	$(1.23)
December 31, 2000	$141.0	$(72.8)	$(0.78)
September 30, 2000	$132.1	$(83.3)	$(0.90)
June 30, 2000	$122.2	$(82.1)	$(0.88)
March 31, 2000	$72.7	$(41.1)	$(0.46)

4.4 Dividends

We currently intend to retain our earnings to invest in our future growth. We do not expect to pay dividends in the foreseeable future. Any decision to pay dividends on the Shares will be made by the Board of Directors on the basis of our earnings, financial requirements or other conditions existing at such future time. Investors in our Shares should consult their own tax advisers as to their ability to deduct interest on funds borrowed to invest in our Shares for income tax purposes in light of the statements made in this document on our intentions with respect to the payment of dividends in the foreseeable future.

ITEM 5. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis of Financial Condition and Results of Operations included on pages 25 to 50 of our annual report for the fiscal year ended December 31, 2002 is incorporated herein by reference.

ITEM 6. MARKET FOR SECURITIES

The Shares are listed for trading on The Toronto Stock Exchange under the symbol IFM.

[6] These amounts are not comparable due to the impact of the Business realignment plan and cost reduction program (see Section 2.1(8))

Our transfer agent is CIBC Mellon Trust Company.

ITEM 7. DIRECTORS AND OFFICERS

7.1 Board of Directors

The following table states, as of March 19, 2003, the names of the members of the Board of Directors of BCE Emergis, their municipalities of residence and their principal occupation.

Name and municipality of residence	Principal occupation	Director since
WILLIAM D. ANDERSON *Montréal, Québec*	President, BCE Ventures Inc. (a holding company for various investments of the BCE group) Member, Audit Committee Chairman of the Board and Chief Executive Officer of Bell Canada International Inc. and director of CGI Group Inc., Aliant Inc. and TransAlta Corporation	August 1998
PIERRE J. BLOUIN *Candiac, Québec*	Chief Executive Officer of BCE Emergis Director of BCE Capital Inc. and Connexim Inc.	May 2002
PIERRE DUCROS *Montréal, Québec*	President, P. Ducros & Associates Inc. (a private investment company) Member, Audit Committee Member, Human Resources and Corporate Governance Committee Director of Cognos Incorporated, Manulife Financial, National Bank Financial & Co. Inc. and Engenuity, LLC	January 1997
DANIEL JOHNSON *Montréal, Québec*	Counsel at McCarthy Tétrault Member, Audit Committee Director of Bombardier Inc., The Great-West Life Assurance Company, London Life Insurance Company and Investors Group Inc.	March 2002

Name and municipality of residence	Principal occupation	Director since
ROBERT KEARNEY *King City, Ontario*	Corporate Director Chairman, Audit Committee Member, Human Resources and Corporate Governance Committee Deputy-Chairman of Canbras Communications Corp.	August 1998
J. SPENCER LANTHIER *Toronto, Ontario*	Corporate Director Member, Audit Committee Vice-Chairman and director of TSX Group Inc. and director of the Bank of Canada, Gerdau Ameristeel Inc., Ellis-Don Inc., Intertape Polymer Group Inc., The Canada Life Assurance Company and Torstar Corporation	February 2003
JOHN H. MCARTHUR *Wayland, Massachusetts*	Dean Emeritus, Harvard University Graduate School of Business Administration Member, Audit Committee Director of AES Corporation, BCE, Bell Canada, Cabot Corporation, GlaxoSmithKline plc, KOC Holdings, A.S., Reuters Founders Share Company Limited, Rohm and Haas Company, HCA, Inc. and Telesat Canada Also a Senior Advisor to the President of the World Bank, Washington, DC.	March 2000

Name and municipality of residence	Principal occupation	Director since
MICHAEL J. SABIA *Montréal, Québec*	Chairman of the Board of BCE Emergis President and Chief Executive Officer of BCE and Chief Executive Officer of Bell Canada Member, Human Resources and Corporate Governance Committee Director of BCE and Bell Canada and Chairman of the Board of Bell Globemedia Inc.	March 2002
C. WESLEY M. SCOTT *Toronto, Ontario*	Corporate Director Chairman, Human Resources and Corporate Governance Committee Director of Bell Canada International Inc., CGI Group Inc., Sears Canada Inc. and Solectron Corporation	February 2000

Mr. Anderson, Mr. Ducros, Mr. Kearney and Mr. McArthur have held the principal occupations identified above or have been engaged in other executive capacities with the companies or organizations indicated opposite their names or with one of their respective affiliates during the last five years. The other directors of BCE Emergis have held the following principal occupations during the last five years.

Mr. Pierre J. Blouin was Group Vice-President, Sourcing & Logistics at Bell Canada from May 1998 until April 1999 when he became Senior Vice-President and Acting President of Nexacor Realty Management Inc. In January 2000, he joined Bell Mobility Inc. where he served as President until February 2002. Mr. Blouin then became Executive Vice-President of BCE Inc. and Chief Executive Officer of Bell Mobility Inc. Mr. Blouin was appointed as Chief Executive Officer of BCE Emergis Inc. on May 13, 2002.

Mr. Daniel Johnson joined the law firm of McCarthy Tétrault in 1998 and prior thereto, he was Leader of the Official Opposition in the Québec National Assembly from September 1994 to May 1998.

Mr. J. Spencer Lanthier is a Corporate Director. Mr. Lanthier was Chairman and Chief Executive of KPMG and a member of the International Executive Committee and Board of KPMG from 1993 to 1999. Prior to that, Mr. Lanthier held various senior positions within KPMG.

Mr. Michael Sabia was Executive Vice-President and Chief Financial Officer at Canadian

National Railway Company before joining Bell Canada International Inc. in October 1999, where he served as Vice-Chairman and Chief Executive Officer, until June 2000. Mr. Sabia was Executive Vice-President of BCE from July 2000 to December 2000 and Vice-Chairman, Corporate of Bell Canada from July 2000 until March 2002. Mr. Sabia was President of BCE from December 2000 to March 2002, President and Chief Operating Officer of BCE, and Chief Operating Officer of Bell Canada from March 1, 2002 to April 24, 2002. Mr. Sabia was appointed President and Chief Executive Officer of BCE and Chief Executive Officer of Bell Canada on April 24, 2002 and May 2, 2002, respectively.

Mr. Wesley Scott was the Chief Corporate Officer of BCE from January 2000 to March 1, 2001 and Vice-Chairman of Bell Canada from February 1999 to July 2000. Prior to February 1999, Mr. Scott was Executive Vice-President and Chief Financial Officer of Nortel.

The term of office of the directors of BCE Emergis runs until the next annual meeting of shareholders, or until the directors otherwise cease to hold office.

7.2 Committees of the Board of Directors

The Board of Directors of BCE Emergis has two standing committees: the Audit Committee and the Human Resources and Corporate Governance Committee (the "HRCGC").

As at April 22, 2003, the Audit Committee consisted of the following individuals: William D. Anderson, Pierre Ducros, Daniel Johnson, Robert Kearney, J. Spencer Lanthier and John H. McArthur.

The HRCGC is responsible for the administration of our executive compensation policy. The HRCGC reports and makes recommendations on executive compensation matters to the Board of Directors. As at April 22, 2003, the HRCGC consisted of the following individuals: Pierre Ducros, Robert Kearney, Michael J. Sabia and C. Wesley M. Scott.

7.3 Officers

The following table lists the names of the senior executive officers of BCE Emergis as of April 22, 2003, their municipality of residence, their positions held with BCE Emergis and their date of appointment.

Name and municipality of residence	Position with BCE Emergis	Date of appointment to current position
PIERRE BLOUIN *Candiac, Québec*	Chief Executive Officer	May 2002
CHRISTIAN TRUDEAU *Carignan, Québec*	President and Chief Operating Officer	September 2000
FRANÇOIS CÔTÉ *Montréal, Québec*	President, eHealth Solutions Group, North America	October 2002

Name and municipality of residence	Position with BCE Emergis	Date of appointment to current position
TERRENCE M. HAM *Toronto, Ontario*	Chief Business Development Officer	April 2002
SUSAN KUDZMAN *Candiac, Québec*	Chief Corporate Officer	January 2003
MONIQUE MERCIER *Montréal, Québec*	Executive Vice-President, Law and Corporate Secretary	February 2001
JOHN VALENTINI *Montréal, Québec*	Chief Financial Officer	September 2002

Mr. Trudeau has been President and Chief Operating Officer of BCE Emergis since September, 2000. Mr. Trudeau was Executive Vice President and Chief Operating Officer of BCE Emergis Inc. from September 1998 to September 2000. Mr. Trudeau was Vice-President, Electronic Business Solutions and Electronic Commerce at Bell Canada from September 1998 to November 1996, Director General and Director of the Electronic Commerce Project for the *Commission de la santé et de la sécurité du travail du Québec* (the '<u>CSST</u>") with Bell Canada from September 1995 to November 1996.

Mr. Côté has been President, eHealth Solutions Group, North America, BCE Emergis (which includes eHealth Solutions, Canada), since October 2002. From February 2001 to October 2002, he was Executive Vice President, Mergers and Acquisitions. From June 1999 to February 2001, he was Senior Vice President, Mergers and Acquisitions. From September 1998 to June 1999, Mr. Côté was Vice President, Mergers and Acquisitions. Prior to September 1998, Mr. Côté held various sales and management positions within the BCE group of companies.

Mr. Ham has been Chief Business Development Officer of BCE Emergis since March 2002. Mr. Ham was President, BCE Emergis-United States from October 2000 to March 2002, and Senior Vice-President, Finance Industry, from December 1998 to October 2000. Prior to joining BCE Emergis in December 1998, Mr. Ham was President and Chief Executive Officer of Newstar Technologies Inc.

Ms. Kudzman has been Chief Corporate Officer of BCE Emergis since January 2003. Ms. Kudzman was Chief Human Resources Officer of BCE Emergis from January 2001 to January 2003. Ms. Kudzman was Senior Vice President, Human Resources from July 2000 to January 2001. Prior to joining BCE Emergis in July 2000, Ms. Kudzman was Vice-President, Compensation and Benefits at the Laurentian Bank. From 1990 to 1999, Ms. Kudzman was a consultant with Towers Perrin.

Ms. Mercier has been Executive Vice-President, Law and Corporate Secretary of BCE Emergis since February 2001. Ms. Mercier was Senior Vice-President, Law and Corporate Secretary from May 1999 to February 2001. Prior to joining BCE Emergis in May 1999,

Ms. Mercier had held various positions within the BCE group of companies.

Mr. Valentini has been Chief Financial Officer of BCE Emergis since September 2002. Mr. Valentini was Executive Vice President and Chief Financial Officer of Cognicase Inc. from 1999 to September 2002. Prior to that, he had held several senior management positions with various companies, including PriceWaterhouseCoopers Securities, Caisse de dépôt et placement du Québec and Ernst & Young.

On May 7, 2003, we announced the resignation of Pierre Blouin as our Chief Executive Officer and the appointment of Tony Gaffney as our Chief Executive Officer, effective May 14, 2003. We also announced that Mr. Gaffney will be appointed to our Board of Directors at its next regularly scheduled meeting.

As at April 22, 2003, the directors and officers of BCE Emergis, as a group, beneficially owned, directly and indirectly, less than 1% of the outstanding Shares.

ITEM 8. ADDITIONAL INFORMATION

8.1 Annual report & proxy circular

Our management proxy circular dated March 19, 2003 relating to the annual meeting of shareholders, which will be held on May 13, 2003, contains additional information with respect to the remuneration of directors and officers, our principal shareholder, our Share option plan and the interest of insiders in material transactions, if any. Our consolidated financial statements for the year ended December 31, 2002, included in our annual report, contain additional financial information. Any interested person can obtain a copy of these documents without charge from the Corporate Secretary of BCE Emergis at 1155 René-Lévesque Boulevard West, Suite 2200, Montréal, Québec, H3B 4T3 (Tel.: (514) 868-2200).

We shall provide to any person or company, upon request to our Corporate Secretary at the above address:

(1) This annual information form together with any document or the pertinent pages thereof, incorporated herein by reference;

(2) The financial statements of BCE Emergis for its most recently completed financial year together with the accompanying report of the auditors and any published interim financial statements of BCE Emergis subsequent to the financial statements for its most recently completed financial year;

(3) Our management proxy circular in respect of our most recent annual meeting of shareholders that involved the election of directors, or any annual filing prepared in lieu of that information circular, as appropriate; and

(4) Any other documents that are incorporated by reference into a preliminary short-form prospectus pursuant to which securities of BCE Emergis are in the course of a distribution.

Except when securities of BCE Emergis are in the course of distribution pursuant to a short form prospectus or a preliminary short form prospectus, BCE Emergis may require the payment of a reasonable charge from persons, other than security holders of BCE Emergis, requesting copies of these documents.